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REGISTRANT'S NAME Liberty Group Ltd

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MAY 23 2005
THOMSON FINANCIAL

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FILE NO. 82- 3924 FISCAL YEAR 12-31-04

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DAT : 5/24/05

Liberty Group Limited

Annual Report 2004

LIBERTY
LIFE



Contents



pdf and excel versions of this report are available at www.liberty.co.za



Annual Financial Statements
Liberty Group Limited

Notice to Shareholders
Liberty Group Limited

General

Sustainability Report

A copy can be requested from the company secretary or viewed at www.liberty.co.za





Liberty Group Limited

for the year ended 31 December 2004

	2004	2003	% Change
New business (Rm)	**13 440**	11 667	+15
New business margin (%)	**24**	20	
Headline earnings per share (cents)	**460,4**	346,4	+33
Total earnings per share (cents)	**663,4**	424,0	+56
Net cash inflows from insurance operations (Rm)	**3 640**	4 497	-19
Management expenses (Rm)	**2 036**	1 860	+9
Management expenses ignoring BEE and IEB (Rm)	**1 928**	1 828	+5
Embedded value per share (R)	**67,25**	57,58	+17
Capital adequacy requirement cover (times covered)	**2,1**	2,6	
Final dividend per share (cents)	**153**	116	+32
Total dividend per share (cents)	**315**	278	+13

"Our focus is on delivery – in every facet of our business"

Myles Ruck
Chief Executive

New business premium income


(Rm)
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
1999
2000
2001
2002
2003
2004
Single premiums
Recurring premiums

New business premiums of R13 440 million in 2004, representing a five year compound growth of 11%.

Value of new business


(Rm)
%
900
800
700
600
500
400
300
200
100
0
30
25
20
15
10
5
0
1999
2000
2001
2002
2003
2004
Value of new business written
New business margin

New business margin of 24,4% achieved in 2004.

Net cash inflow from insurance operations


(Rm)
5 000
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
1999
2000
2001
2002
2003
2004

Accumulated net positive cash flow of R20 570 million over the past six years.

Headline earnings per share from continuing operations


(Cents)
600
500
400
300
200
100
0
2000
2001
2002
2003
2004

460,4 cents in 2004, representing a 32,9% improvement on 2003.

Market share – individual new business (including Liberty Active)


(%)
30
25
20
15
10
5
0
2000
2001
2002
2003
2004(1)
Single individual
Recurring individual
Source: LOA market share statistics for all life offices

(1) Nine months ended 30 September 2004

Liberty Life, together with Liberty Active's share of the individual new business market continued to grow in 2004.

Embedded value per share


(Rands)
70
60
50
40
30
20
10
0
1999
2000
2001
2002
2003
2004

R67,25 per share at 31 December 2004, representing a 16,8% improvement on 2003.

Capital adequacy cover


(Times)
8
7
6
5
4
3
2
1
0
1999
2000
2001
2002
2003
2004

At 2,1 times for 2004 still well above regulatory minimum of 1,0 times.

Value created for shareholders

(as of next year this comparison will be discontinued)


(Rands)
25 000
20 000
15 000
10 000
5 000
0
1999
2000
2001
2002
2003
2004
Liberty International
Stanbank
Cash
Liberty Group Limited

A shareholder that held 100 Liberty shares would have received 46,6 Liberty International shares, 117,3 Stanbank shares and R10,50 as a result of distributions in 1999 and a capital reduction in 2001. Collectively this "package" has increased in value from R8 100 at 1 January 1999 to R20 806 at 31 December 2004, an increase of 157% over the past six years or compound growth of 17,03% per annum.

	Compound annual growth %
Balance sheet – extracts	
Shareholders' funds	**(2)**
Policyholders' liabilities	**12**
Total assets	**10**
Capital adequacy cover (multiple of capital adequacy requirements)	**(23)**
Income statement – extracts	
Headline earnings per share (cents)	**(5)**
Operating profit from insurance operations per share (cents) [8]	
Revenue earnings per share attributable to shareholders' funds (cents)	
Maintenance costs per policy (rands) – Liberty	
– Liberty Active	
Total earnings per share (cents)	**(7)**
Net cash flows from insurance operations	
Recurring premium income and inflows from investment contracts	**15**
Individual	**14**
Group	**18**
Single premium income and inflows from investment contracts	**10**
Individual	**14**
Group	**(1)**
Net premium income and inflows	**12**
Total claims, policyholders' benefits and payments under investment contracts	**11**
Individual	**9**
Group	**17**
Net cash inflow	**18**
Embedded value	
Embedded value	**3**
Value of life business in force	**11**
Fair value adjustment – financial services subsidiaries	
Embedded value per share (rands)	**5**
Value of new business written	**17**
Embedded value profits	
New business	
New business – recurring premiums and inflows under investment contracts	**15**
Individual	**15**
Group	**15**
New business – single premiums and inflows under investment contracts	**10**
Individual	**13**
Group	**(1)**
New business	**11**
New business index (recurring premiums plus 10% of single premiums)	**14**
Profitability ratios	
Total return on average equity on continuing operations (%)	
Headline return on average equity on continuing operations (%)	
Return on embedded value (%)	
New business margin (%)	
Share statistics and ratios	
Liberty closing share price as at 31 December (rands) [3]	
Liberty share price high for the year (rands) [3]	
Liberty share price low for the year (rands) [3]	
Total number of shares in issue at 31 December (millions)	
Weighted average number of shares in issue (millions)	
Dividends declared per ordinary share (cash equivalent) (cents)	
Market capitalisation	
Total group staff	

[1] *After capital reduction announced in 2000*
[2] *Restated for change in taxation dispensation*
[3] *Restated for Liberty International and Stanbank components unbundled in 1999*
[4] *The STANLIB joint venture and Liberty Healthcare outsourcing of administration resulted in a reduction in headcount of 400 and 190 respectively.*

2004 Rm	2003 Rm	2002 Rm	2001 Rm	2000 Rm	1999 Rm
8 494	8 782	8 588	8 346[2]	9 616	9 553[3]
98 049	83 840	73 596	75 562	62 138	56 184
109 598	96 558	86 260	89 401[2]	75 966	69 274[3]
2,1	2,6	3,0	3,5[2]	5,7	7,7
460,4	346,4	391,5	568,4	557,8	608,5
304,1	227,9	295,7	469,3	410,7	
156,3	118,5	95,8	99,1[6]	147,1[6]	
248,44	240,09	225,34			
153,89	161,43	151,50			
663,4	424,0	402,5	829,6	266,7	954
10 319	8 725	7 856	6 481	5 777	5 214
7 706	6 618	6 000	5 019	4 371	4 074
2 613	2 107	1 856	1 462	1 406	1 140
10 235	9 397	8 559	7 642	7 790	6 226
8 653	6 938	7 377	6 417	5 623	4 522
1 582	2 459	1 182	1 225	2 167	1 704
20 554	18 122	16 415	14 122	13 567	11 440
(16 914)	(13 625)	(11 914)	(11 191)	(10 188)	(9 818)
(10 867)	(10 436)	(9 666)	(8 737)	(7 409)	(7 004)
(6 047)	(3 189)	(2 248)	(2 454)	(2 779)	(2 814)
3 640	4 497	4 501	2 931	3 379	1 622
16 867	15 817	15 127	14 767[1]	11 941[1]	14 274
8 193	6 686	5 837	5 235	4 832	
766	541	838	1 310	996	
R67,25	R57,58	R55,28	R54,21[1]	R43,95[1]	R52,83
815	609	605	455	391	366[2]
3 006	1 412	1 166	3 147	1 606	
3 158	2 935	2 782	2 180	1 870	1 560
2 674	2 504	2 357	1 834	1 578	1 323
484	431	425	346	292	237
10 282	8 732	8 519	7 639	7 756	6 315
8 700	6 808	7 336	6 415	5 589	4 691
1 582	1 924	1 183	1 224	2 167	1 624
13 440	11 667	11 301	9 819	9 626	7 875
4 186	3 808	3 634	2 944	2 646	2 191
23,3	14,3	13,9	40,4	10,0[1]	
16,2	11,7	13,5	24,9	22,7[1]	
19,0	9,3	7,9	26,4	11,3	18,1
24,4	19,9	20,3	18,5	17,6	18,2
R66,60	R54,00	R54,65	R55,20[1]	R57,74	R61,92[3]
R67,00	R57,00	R67,90	R61,00	R85,00	R71,50
R48,00	R45,00	R50,20	R43,25	R48,00	R39,14
250,8[7]	274,7	273,6	272,4	271,7	270,2
271,9	274,0	273,0	272,0	270,9	269,3
315,0	278,0	278,0	278,0	283,0	282,0
18 421	14 834	14 952	15 037[1]	15 688	16 731[3]
5 272	5 697[5]	5 549[4]	6 293	5 816	5 189

[5] 244 staff members joined Liberty on 1 October 2003 as a result of the Investec Employee Benefits acquisition
[6] 2001 includes 17,4 cents per share and 2000 includes 72,6 cents per share in respect of discontinued operations
[7] JSE listed shares of 276,6 million less 25,8 million shares in respect of the BEE transaction
[8] Represents operating profit from insurance operations less preference dividend in subsidiary

To our shareholders

In a market that continues to be both challenging and very competitive, we are pleased to report that the expected growth in new business volumes, financial market performance and earnings which we referred to in last year's annual report, did materialise.

Performance highlights

Against an increasingly optimistic macro-economic background, both policyholders and shareholders benefited from the strong growth enjoyed by South African investment markets in general, particularly during the second half of the year. Indexed new business grew by 9,9% over 2003, from R3,8 billion to R4,2 billion, while the value of new business increased from R609 million to R815 million. Overall new business margins for the year grew to 24,4%, due largely to the increased volume of risk business sold during the year.

Net cash flows from insurance operations were positive at R3,6 billion (which exclude inflows into STANLIB of R15 billion). While this was down on the R4,5 billion achieved in 2003, the drop can largely be attributed to the withdrawal of R2,0 billion by one single investor in the corporate market. Individual net cash inflows from insurance operations in fact exceeded R5,5 billion – a positive indicator of their good performance for 2004.

Expense increases were contained within the actuarial assumption of annual growth of 5,5%, and embedded value grew by 16,8% to R67,25 per share. In spite of a technical impairment to Liberty's capital due to the Black Economic Empowerment (BEE) transaction concluded in November 2004, the capital adequacy requirement ratio remained strong at 2,1 times.

A revised dividend policy for the group is set out in the chief financial officer's report. The final dividend declared by the board for 2004 was 153 cents, bringing the total dividend for the year to 315 cents, 13% up on 2003.

Major group initiatives in 2004

The group embarked on two major initiatives in 2004. Firstly, in November 2004 the group concluded a R1,3 billion BEE transaction, involving the sale of ordinary shares equivalent to 10% of the value of its South African operations to broad based empowerment groupings which includes Safika and Shanduka. 20% of the shares acquired were made available to a community trust to utilise for education. While significantly, 40% of the shares made available in this deal were acquired by a trust for the benefit of current and



future black management of Liberty. All other staff members who were not participants in the black management scheme or any other staff incentive scheme were given 100 shares in Liberty. This participation in ownership, together with the existing staff share incentive schemes, means that the staff of Liberty now have an interest in approximately 7% of the group's share capital which should align their interests closely to those of the wider body of shareholders.

The overwhelming support of the existing shareholders who were required to sell some 9,4% of their shareholding to facilitate the scheme at R48,50 per share was gratifying. We sincerely believe all our shareholders stand to benefit handsomely from their foresight in the years to come.

Secondly, in December it was announced that Liberty intended making an offer to acquire the entire listed shareholding of Capital Alliance Holdings Limited at a price of R17,50 cents per share. The offer was subject to a number of conditions precedent, most of which have been met at the time of writing this report. Still outstanding is FSB approval and court sanctioning of the scheme which was approved by a majority of shareholders in March.

Should the deal be sanctioned by the court, we expect the merger of the two businesses to deliver positive synergies – generating efficiencies of scale, reduced costs in certain areas and some revenue enhancement. Our calculations show that the deal will be immediately earnings accretive. We will keep shareholders updated with our progress on this acquisition over the coming months.

Other focus areas in 2004

We continued to apply ourselves to a number of other focus areas during 2004. Some of the more important of these are:

Capital management

We have concluded our BEE transaction and are thus able to establish the amount of capital impaired by this deal – R1,3 billion. In spite of this impairment, we remained healthily capitalised at the year end. However the conclusion of the Capital Alliance transaction will see our Capital Adequacy Ratio reduce further to 1,6 times, a level with which we remain comfortable. The Capital Management Committee within Liberty Life has also been actively exploring the allocation and mix of our capital, and as early as June last year made application to the Financial Services Board for permission to issue a corporate bond which would count towards our capital adequacy requirement cover. We continue to engage with them on this and if successful intend to raise between R1,0 and R2,0 billion of debt – which we will use to fund the group's working capital requirements. We will keep shareholders informed on this over the next few months.

In September we redeemed the R1 579 million offshore convertible bonds we had in issue – this gave rise to an effective R20 million per year boost to the bottom line as we were required to hold a matching deposit against that liability at a negative interest rate spread.

Liberty Active

For some 15 years, our 100% subsidiary, Charter Life, has been the principal bancassurance vehicle for Liberty Life and Standard Bank and it has enjoyed considerable success and rapid growth. As early as 1999, senior management had stated its intention to use Charter Life as its vehicle to aggressively enter the lower end of the assurance and investment market. During the course of 2004 we finally drew up a structured plan to "build" our way into that market and under the guidance of Bobby Malabie we opened our doors for business as Liberty Active early in 2005. Although Standard Bank will continue to be a vital distribution channel we are also introducing a tied agency force to more effectively penetrate the target market. Early indications are promising and we are hoping for considerable success in this market.

Co-operation with Standard Bank

In addition to our long standing bancassurance venture, we have also been exploring other avenues of co-operation with Standard Bank, our holding company – particularly on the expense side of the income statement. To this end we concluded an agreement to outsource much of our information technology operations to the bank. Whilst regrettably this led to some 70 redundancies within Liberty, we conservatively estimate that this will result in annual savings of R30,0 million at current cost.

During the course of 2004 we also introduced a new banking package for all Liberty staff who banked with Standard, which was well received.

Consolidation of our Cape Town offices

The board has approved a plan to consolidate our presence in the Western Cape region, where historically we have been spread across a number of buildings and locations. We expect that aside from the fact that this should allow us to rationalise some costs, we will be able to manage our sales and marketing effort in this important area more effectively.

Cost reductions and customer service

We continue to focus heavily on these two vital areas of our business. For the second year in a row we have managed to contain our cost increases to within our actuarial assumptions and Liberty staff continue to be committed to the elimination of unnecessary waste in our business. We will continue, though, to spend money where it is important, mindful of the need to provide professional product and service to our stakeholders.

Our commitment to delivering top class service in an industry that is not renowned for it remains a top priority for Liberty. Business processes, staff training and personnel selection are being geared to ensure that our service is aligned first and foremost to the needs of our customers. The market reaction to our new "We're working on it" campaign, both internally and externally, has generally been very positive. As "working on it" translates to "succeeding at it", our public and brand communication will continue to reflect an attitude of honest imperfection, allied to a passionate commitment to service excellence.

STANLIB

This is a vital part of our business – both from an asset management and profit contribution aspect. The turnaround in profitability at STANLIB in 2004 was encouraging as was the continued improvement in investment performance. We have altered the benchmarking agreement between ourselves and STANLIB to take into account three and five year performance, performance relative to its peers and performance of its flagship unit trusts – all on a weighted basis. We feel this will provide a fairer reflection of overall performance than merely comparing to certain indices.

Financial Sector Charter

Liberty is making significant strides towards meeting its commitments under the Financial Sector Charter and we plan to meet the requirements of the Charter in full and on time. Shareholders can find more detail on current progress in the Business Sustainability Report.

The Industry

The long term insurance industry is currently facing a number of interesting challenges. At the core of the debate on these issues is the perception that there is an imbalance between the needs and requirements of policyholders, shareholders and industry intermediaries and the consequent need for the industry to restore an appropriate equilibrium.

Policyholders are being better catered for from a regulatory point of view through recent interventions such as the Financial Intelligence Centre Act and the Financial Advisory and Intermediary Services Act. There is little doubt that these will in time lead to better protection of consumers of financial services and Liberty fully supports all reasonable attempts to improve industry standards. Inevitably these come with significant cost implications, in terms of both time and money, for the industry and the consumer and it is important that this is borne in mind when regulatory changes, enhancements and additions are contemplated or introduced.

Notwithstanding these regulatory developments, the life assurance industry continued during 2004 to face criticism on issues such as mis-selling, high costs, lack of transparency on some products and poor service. The poor performance of some market linked products over the 2000 to 2004 period compounded the issues referred to above.

Whilst accepting much of this criticism we believe that the vast majority of policyholders – particularly those that hold through to maturity – realise that theirs is a longer-term investment and they will continue to value the vital role that life assurers play in their financial planning.

There is also the practical reality that many of the products that are subject to criticism are legacy products that have been in force for many years and need to be dealt with on an individual basis. Blanket advice to "surrender these policies" is not helpful and indeed may cause policyholders to needlessly lose money.

Liberty remains firmly committed to playing its role in meeting the needs of our policyholders to plan for their future, educate their children and continue to fulfil their roles as responsible and dignified citizens of our South African society.

Our products and services are an integral part of the South African financial services fabric and we are dedicated to ensuring that Liberty remains, within our industry, an organisation that is committed to the changing needs of our dynamic society.

Our people

Our people are our most important assets. We are increasing the focus on managing out poorer performers and replacing them with people who, together with those already in Liberty, will make a difference – and rewarding them appropriately. This year we were once again able to pay a general incentive for non-bonused staff, for the achievement of the group's cost savings targets. In keeping with our intention of rewarding those who make a positive contribution, only those who achieved a competent or better rating in their performance appraisals received an award. Furthermore, as this was a sound year on all fronts for Liberty, an additional amount was made available for all non-bonused staff who achieved an excellent rating in this year's appraisal.

Appropriate long- and short-term incentive schemes have been introduced and refined to enable us to attract and retain people in Liberty. Details of these are contained elsewhere in this report.

At a senior level, Ron Mitchell retired as Managing Director of Liberty Ermitage and has been succeeded by Ian Cadby, while Jim McLean also retired as Managing Director of Liberty Properties and was succeeded by Roger Corlett. We thank Ron and Jim and wish them well. New executives were recruited in the area of Group Operations, Marketing, Group Human Resources, Finance and Investor Relations. We have a strong top management team with a useful blend of insurance and general business experience. This team should be boosted by senior staff from the Capital Alliance acquisition, all of which bodes well for the future.

Prospects

Real growth in earnings, embedded value and dividends is anticipated in 2005, but will to some extent depend on investment markets continuing to perform well in 2005. The proposed acquisition of Capital Alliance, if successful, will achieve our aim of generating efficiencies in due course which should benefit policyholders and shareholders alike.

Appreciation

At the end of 2004 Michael Rapp resigned as director after many years of continued service and valuable advice. We are extremely grateful to him for his contribution over many years and wish him well in his retirement.

It goes without saying that an eventful year such as the one we've just experienced requires the support of many different stakeholders – but in particular we would like to extend our appreciation to all our staff for their commitment to making Liberty a great company, and to the Liberty board for their advice and support during the course of the year.

And finally we thank you, our shareholders, once again for your support during 2004 – we look forward to 2005.

D E Cooper
Chairman

M J D Ruck
Chief Executive

Johannesburg
1 March 2005

Standard Bank

LIBERTY LIFE

STANLIB

Standard Bank Group
54,7%

Liberty Holdings Limited
50,2%

Liberty Group Limited

Life Insurance

Liberty Personal Benefits (LPB)

LPB markets a diverse range of investment, retirement, health and risk products and services to individuals

Liberty Corporate Benefits (LCB)

LCB markets flexible, comprehensive and packaged solutions for the retirement funding and insured benefits needs of staff of mainly small to medium sized companies

Liberty Active (Previously Charter Life)

Liberty Active offers retail assurance and investment policies specialising in bancassurance products, now also targeting the emerging SA market

Asset Management

Liberty Group Properties

Liberty Properties leases, manages and administers prime retail, office and industrial properties countrywide

Liberty Ermitage Jersey

Liberty Ermitage is a Jersey based fund management company that specialises in alternative investments

STANLIB 37,4%

STANLIB serves local and other African markets offering a varied product mix of both local and international investments that include all classes of assets

Directors

Liberty Group Limited


Derek Cooper
Myles Ruck
Hylton Appelbaum
Jacko Maree
Angus Band
Buddy Hawton
Saki Macozoma
Leila Patel
Alan Romanis
Martin Shaw
Sibusiso Sibisi

▶ *Chairman*

D E Cooper (64) CA(SA)†^
Appointed to the board – 1999
Chairman: Standard Bank Group Limited

▶ *Chief executive*

M J D Ruck (49) BBusSc @^
Appointed to the board – 2003

▶ *Executive director*

H I Appelbaum (51) BA, LLB
Appointed to the board – 1993

▶ *Non-executive directors*

J H Maree (49) BCom, MA (Oxon) @
Appointed to the board – 1997
Chief Executive: Standard Bank Group Limited

S J Macozoma (47) BA, BHons (Boston) †*°@^
Appointed to the board – 2003
Chairman: STANLIB Limited

▶ *Independent non-executive directors*

A W B Band (52) BA, BAcc, CA(SA)^
Appointed to the board – 2003
Group Managing Director: AVI Limited

D A Hawton (67) FCIS†*°
Appointed to the board – 1999
Chairman of Kersaf Limited and Director of companies

Prof L Patel (52) PhD, MSW @
Appointed to the board – 2004
Professor: Social Studies, RAU

A Romanis (65) CA#*°
Appointed to the board – 1986
Director of companies

M J Shaw (66) CA(SA)†*°
Appointed to the board – 2002
Director of companies

Dr S P Sibisi (49) BSc, PhD
Appointed to the board – 2003
President & CEO: CSIR

▶ *Director who resigned on 31 December 2004*

M Rapp (69) CA(SA)
Appointed to the board – 1975
Director of companies

†Member of the group remuneration committee
**Member of the group audit and actuarial committee*
°Member of the group risk management committee
@Member of the group transformation committee
^Member of the directors' affairs committee
#British

In 2004 the Liberty Group grew its new business premiums by 15% to R13 440 million while improving the net new business margin to 24%. Net cash inflows from insurance operations remained strong at R3 640 million (notwithstanding the maturity of R2 090 million during the second half of the year which was referred to in the interim financial results). Management expenses of the group increased by 5% to R1 928 million on a comparable basis.

The core individual life business continued to grow and produced good results. Individual new business premiums were up 22% to R11 374 million. The embedded value margin on new individual business increased to 28%, well ahead of the margin range experienced in recent years. Net cash inflows improved by 76% to R5 492 million, underpinning the continued growth in new individual business market share for the last five consecutive years. The increase in maintenance costs per policy was contained well within the actuarial assumption and resulted in a release to profit of R74 million after taxation.

These positive operational results contributed to a 33% improvement in headline earnings per share, notwithstanding the recognition of significant non-recurring expenditure incurred in 2004 relating mainly to the continuing operational restructuring of the group as well as the recently implemented Black Economic Empowerment (BEE) transaction. Earnings for 2004 have also benefited from the shareholders' participation in investment returns on assets backing certain classes of policyholder business. The weighted average gross investment return in 2004 on the equity, managed and foreign assets portfolios was 22,7% versus 12,5% in 2003.

Embedded value per share increased by 17% to R67,25 and the capital position of the group remained strong, with shareholders' funds of R8 494 million (after the impairment of the BEE transaction preference shares of R1 251 million) covering the capital adequacy requirement 2,1 times.

A final dividend for 2004 of 153 cents per share has been declared, 32% higher than the 2003 final dividend of 116 cents per share, thereby bringing the total dividend for the year to 315 cents, a 13% increase on the total dividend for 2003 of 278 cents.

New business

	Recurring premiums		Single premiums		Total premiums		%
Rm	**2004**	2003	**2004**	2003	**2004**	2003	Change
Individual	**2 674**	2 504	**8 700**	6 808	**11 374**	9 312	+22
Corporate	**484**	431	**1 582**	1 924	**2 066**	2 355	-12
Total new business	**3 158**	2 935	**10 282**	8 732	**13 440**	11 667	+15
% Change	**+8**		**+18**		**+15**		
Indexed new business [1]					**4 186**	3 808	+10

New business excluding contractual increases

	Recurring premiums		Single premiums		Total premiums		%
Rm	**2004**	2003	**2004**	2003	**2004**	2003	Change
Individual	**2 064**	1 946	**8 700**	6 808	**10 764**	8 754	+23
Corporate	**248**	241	**1 582**	1 924	**1 830**	2 165	-15
Total new business	**2 312**	2 187	**10 282**	8 732	**12 594**	10 919	+15
% Change	**+6**		**+18**		**+15**		
Indexed new business					**3 340**	3 060	+9

[1] *Indexed new business is a standard industry measure that represents recurring new business plus 10% of new single premiums.*

New individual single premiums increased by 28% to R8 700 million with CPI Plus, Excelsior risk profiled and Excelsior property portfolios being the most favoured asset classes for investment products. New individual recurring premiums grew by 7% to R2 674 million, with the rate of growth being negatively impacted by the discontinuance of the Medical Lifestyle and Medical Lifestyle Plus product sales in the first quarter of 2004.

In the first full year, Lifestyle Protector risk product sales amounted to R494 million.

New corporate single premiums decreased by 18% to R1 582 million while stronger sales in the second half of 2004 resulted in new recurring corporate premiums increasing by 12%.

New business by distribution channel

	Recurring premiums		Single premiums		Total premiums	
Rm	**2004**	2003	**2004**	2003	**2004**	2003
Individual	**2 674**	2 504	**8 700**	6 808	**11 374**	9 312
Broker	**979**	961	**3 365**	2 737	**4 344**	3 698
Bancassurance	**863**	640	**2 694**	1 994	**3 557**	2 634
Agency	**537**	519	**1 760**	1 388	**2 297**	1 907
Franchise and other	**295**	384	**881**	689	**1 176**	1 073
Corporate	**484**	431	**1 582**	1 924	**2 066**	2 355
Broker	**209**	200	**401**	968	**610**	1 168
Bancassurance	**15**	24	**36**	1	**51**	25
Agency	**171**	151	**224**	345	**395**	496
Franchise and other	**89**	56	**921**	610	**1 010**	666
Total new business	**3 158**	2 935	**10 282**	8 732	**13 440**	11 667

Support from independent brokers continued in 2004 with individual new business sales increasing by 17% to R4 344 million, despite the discontinuance of the Medical Lifestyle and Medical Lifestyle Plus products, which were widely distributed by this channel.

The Bancassurance relationship with Standard Bank continued to yield significant benefits, with individual new business premiums increasing by 35% to R3 557 million in 2004. New corporate premiums doubled year on year, but remain disappointing given the opportunities that should exist within Standard Bank's client base. The sales model for corporate benefits was restructured towards the end of 2004 with a view to improving sales from this channel.

Bancassurance sales now comprise 26% of total new business.

Liberty Life together with Liberty Active's share of the individual new business market continued to grow in 2004 according to the Life Offices' Association statistics in respect of the nine months ended 30 September 2004. Refer to the graph on page 5.

New business margins


%
30
25
20
15
10
5
0
-5
22
28
8
-1
20
24
Individual
Corporate
Total
2003
2004

The margin improvement on individual new business from 22% in 2003 to 28% in 2004 can be ascribed to improved margins on the Lifestyle Protector risk product, which was launched in the second half of 2003, together with a reduction in the risk discount rate as a result of lower interest rates. The reduction in margin on corporate benefits new business was driven by disappointing new business sales volumes resulting in an under recovery of costs. This area will continue to receive heightened focus in 2005.

Headline earnings

Rm	2004	2003	% Change
Operating profit from insurance operations after taxation	**929**	720	+29
Net income after taxation of financial services operations	**265**	200	+33
Income on other shareholders' investments	**160**	125	+28
Preference dividend in subsidiary	**(102)**	(95)	+7
Headline earnings	**1 252**	950	+32
Weighted average number of shares in issue (millions)	**271,9**	274,0	
Headline earnings per share (cents) [1]	**460,4**	346,4	+33

[1] *BEE normalised headline earnings per share, which ignores the legal substance of the BEE transaction and adjusts the accounting treatment adopted for statutory financial statement purposes to reflect the economic reality of the transaction, increased by 34% from 346,4 cents in 2003 to 465,4 cents in 2004.*

Operating profit from insurance operations for 2004 benefited significantly from the shareholders' participation in investment returns on assets backing certain classes of policyholder business. The weighted average gross investment return in 2004 on the equity, managed and foreign assets portfolios was 22,7% versus 12,5% in 2003.

Investment returns


%
25
20
15
10
5
0
-5
-10
-15
22,7
12,5
Jan
Feb
Mar
Apr
May
June
July
Aug
Sept
Oct
Nov
Dec
Year-to-date return 2003
Year-to-date return 2004
Actuarial assumption 2004

In accordance with the actuarial guidance note (PGN110), which was adopted for the first time in December 2003, investment and annuity option guarantees are now marked to market at the balance sheet date using appropriate modelling techniques. The change in "market value" of the guarantees is recorded in the income statement as part of the operating profit on insurance operations. Due to the fact that medium-term government bond yields have reduced to 8,25% (9,50% at the end of 2003), the gap between expected future investment returns and guarantees offered on certain policies has narrowed. This largely accounted for an increase in the guarantee reserve which resulted in a charge against profit of approximately R220 million after taxation.

The total increase in the guarantee reserve was more than compensated for in 2004 by higher shareholders' participation in capital returns to policyholders, higher fees resulting from a higher asset base and the reduced discount rate.

Composition of policyholder liabilities by business type

	2004			2003		
%	**Individual**	**Group**	**Total**	Individual	Group	Total
Reversionary business	**7**	**–**	**7**	7	–	7
Market related (linked) business	**55**	**16**	**71**	50	18	68
Smooth bonus business	**1**	**4**	**5**	2	4	6
Non-profit business	**14**	**3**	**17**	16	3	19
Total policyholder liabilities	**77**	**23**	**100**	75	25	100

Net income after taxation of financial services operations increased by 33% from R200 million in 2003 to R265 million in 2004. The main contributors to the increase were:

- The shareholders' trading portfolio, which recorded a 48% increase in profit from R46 million in 2003 to R68 million in 2004. This portfolio has largely been realised.
- A substantial increase in STANLIB's earnings. Liberty Life's share of headline earnings amounted to R77 million in 2004, reflecting an increase of 97% on 2003's R39 million. The year-on-year increase in contribution was driven by once-off restructuring costs in 2003 and higher average assets under management in 2004.

Net income on other shareholders' investments increased by 28% from R125 million in 2003 to R160 million in 2004, mainly as a result of higher cash balances building up over the period to November when the Black Economic Empowerment transaction was implemented, utilising R1 273 million in cash. Shareholders' listed investments (including the long-term portfolio which was established towards the end of 2003) also accounted for some of the increase as dividends received on these investments increased by 145% from R33 million in 2003 to R81 million in 2004. Dividends received in 2004 included a special R30 million distribution from Metoz Holdings Limited (formerly Metro Cash and Carry Limited).

Effect of the Black Economic Empowerment transaction on headline earnings per share

Rm	**2004**	2003	% Change
Headline earnings per financial statements	**1 252**	950	+32
Costs of the transaction included in the income statement (net of taxation) [1]	**18**		
Preference dividends accrued [2]	**13**		
Headline earnings including preference dividends	**1 283**	950	+35
Weighted average number of shares in issue (millions)	**271,9**	274,0	
Reinstatement of weighted average number of shares reduced for purposes of the transaction (millions) [3]	**3,8**		
Weighted average number of shares after reinstatement of the transaction shares (millions)	**275,7**	274,0	
BEE normalised headline earnings per share	**465,4**	346,4	+34

[1] *Costs associated with the Black Economic Empowerment transaction comprise:*

- *R11 million (net of taxation) in respect of the general staff scheme under which each staff member who does not participate in the ownership transaction or the Liberty Group share incentive scheme, will receive 100 Liberty Group Limited shares each. This amount has been included in management expenses; and*
- *R7 million (net of taxation) in respect of the general staff share under which each Liberty Life agent who does not participate in the ownership transaction or the Liberty Group share incentive scheme, will receive 100 Liberty Group Limited shares each. This amount has been included in commissions.*

[2] *As a consequence of utilising Liberty Life's own cash flows (in the form of ordinary dividends paid) to service the empowerment transaction financing structure (in the form of dividends on preference shares), the dividends received on the empowerment preference shares have been accounted for directly in reserves, thereby offsetting the dividends so received against the ordinary dividends paid by the company.*

[3] *Due to the fact that the Black Economic Empowerment transaction is effectively accounted for as a share buy back (until such time that all funding is repaid), the weighted average number of shares in issue for 2004 has been reduced by 3 805 988 shares (25 796 143 shares for 54 days out of 366 days) due to the fact that the transaction was implemented on 8 November 2004.*

Headline earnings for 2004 include R51 million representing the income return on assets utilised to fund the Black Economic Empowerment transaction up to the date of implementation – 8 November 2004. The weighted average number of shares in issue for 2004 has been reduced from this date. Preference dividends on the empowerment preference shares at 65% of prime since the date of implementation amounting to R13 million were not accounted for in income.

Net cash inflows

	Individual		Corporate		Total		%
Rm	**2004**	2003	**2004**	2003	**2004**	2003	Change
Net premiums	**16 359**	13 556	**4 195**	4 566	**20 554**	18 122	+13
Net claims and benefits	**10 867**	10 436	**6 047**	3 189	**16 914**	13 625	+24
Net cash inflows from insurance operations [1]	**5 492**	3 120	**(1 852)**	1 377	**3 640**	4 497	-19
STANLIB net cash inflows [2]					**15 300**	12 100	+26
Ermitage net cash inflows					**3 681**	1 653	+123
Total net cash inflows					**22 621**	18 250	+24

[1] *As reported in the interim financial statements published in August 2004, one corporate client's property-backed policies matured in the second half of 2004. This resulted in a cash outflow of R2 090 million for corporate benefits. The maturity of these policies has created additional capacity to sell individual property-backed policies at higher margins.*

[2] *Represents 100% of STANLIB's cash inflows*

Individual in-force premium income increased by 21% to R16 359 million. Individual death and disability claims increased by 10% to R1 895 million, while maturities decreased by 14% to R3 427 million and surrenders increased by 20% to R4 005 million. Annuity payments increased by 10% to R1 540 million.

Corporate in-force premium income decreased by 8% to R4 195 million as a result of lower single premiums. Death and disability claims increased by 37% to R489 million, while benefit scheme terminations decreased by 18% to R276 million and scheme member withdrawals increased by 31% to R1 448 million. Group investment terminations and withdrawals increased by over 200% to R3 583 million while annuity payments increased by 16% to R251 million.

STANLIB assets under management and funds under administration (excludes common assets)

R billion	2004	2003	% Change
Policyholder funds	**72**	59	+22
Segregated funds	**66**	55	+20
Single manager unit trusts	**51**	40	+28
Structured products and other	**34**	23	+48
Total assets under management and funds under administration	**223**	177	+26
Money market funds as a percentage of total funds	**16%**	14%	

STANLIB's net cash inflows of R15 300 million were 26% ahead of those in 2003. Net inflows into equity funds comprised 29% of total net inflows (16% in 2003) with the balance being made up of money market, flexi cash and fixed interest funds.

Liberty Ermitage Jersey assets under management (excludes common assets)

$m	2004	2003	% Change
Hedge funds	**1 500**	1 131	+33
Multi manager	**1 400**	1 035	+35
Single manager	**100**	96	+4
Long-only funds	**1 382**	1 060	+30
Money funds	**762**	600	+27
Total assets under management	**3 644**	2 791	+31
Third party assets as a percentage of total funds	**41%**	39%	

Net cash inflows for Liberty Ermitage increased by 160% in Dollars (123% in Rand) from US$220 million in 2003 (R1 653 million) to US$572 million in 2004 (R3 681 million). 56% of net cash inflows for 2004 were from third parties (2003: 26%).

Management expenses

Rm	2004	2003	% Change
Total expenses for the group per financial statements	**2 036**	1 860	+9
IEB expenses incurred since October 2003 [1]	**(93)**	(32)	
BEE transaction expenses (before taxation)	**(15)**	–	
Total group expenses	**1 928**	1 828	+5

[1] *Liberty Life acquired part of the Investec Employee Benefits business in 2003 and started incurring costs with effect from 1 October 2003 when the employees were transferred. The 2003 comparative consequently comprises only three months' expenses.*

Cost saving targets for 2004 were met even though significant non-recurring expenses were incurred in 2004. Liberty Life's headcount (excluding the sales force) reduced by 152 from 3 472 at the end of 2003 to 3 320 at the end of 2004. In the second half of 2004, part of the information technology infrastructure and operations were outsourced to Standard Bank, resulting in a headcount reduction of 70 and an annual cost saving of approximately R30 million. Group human resources was also restructured resulting in a reduction in headcount of 25.

As a result of tight expense control and a growing in-force book, maintenance costs per policy for Liberty Personal Benefits increased by 3,5% to R248 and for Liberty Active reduced by 4,9% to R154. The lower than expected maintenance costs per policy resulted in a release of approximately R74 million after taxation into operating profit from insurance operations. There was no material comparable amount in 2003.

An analysis of non-recurring expenses is presented below. While this is the second year in which significant non-recurring expenses have been incurred, it is not considered unusual due to the fact that the business is being restructured operationally. We anticipate that further restructuring costs will be incurred for at least the next 18 to 24 months. Our target during this time remains to increase year-on-year recurring expenses by no more than 4,25% per annum.

Non-recurring management expenses

Rm	2004 Total	2004 Policy-holders	2004 Share-holders	2003 Total	2003 Policy-holders	2003 Share-holders
BEE transaction costs	**(15)**	**-**	**(15)**	–	–	–
Systems impairments	**(37)**	**(37)**	**-**	(15)	(15)	–
Retrenchment costs	**(35)**	**(35)**	**-**	(11)	(11)	–
50% of discontinued salaries [(1)]	**(14)**	**(14)**	**-**	(15)	(15)	–
Building renovation costs not capitalised	**(13)**	**(13)**	**-**	(10)	(10)	–
Pension contribution shortfall	**(2)**	**(1)**	**(1)**	(30)	(15)	(15)
Various other items	**(21)**	**(16)**	**(5)**	(30)	(18)	(12)
Non-recurring expenses	**(137)**	**(116)**	**(21)**	(111)	(84)	(27)

[(1)] Conservative estimate of the saving allowing for possible cost creep.

Embedded value per share

Embedded value per share of R67,25 at 31 December 2004 (as analysed in the group embedded value report on page 66) increased by 17% from R57,58 at 31 December 2003. BEE normalised embedded value per share (i.e. after adjusting the accounting treatment of the BEE transaction to reflect the economic reality of the transaction rather than its legal form), increased by 14% from R57,58 at 31 December 2003 to R65,69 at 31 December 2004.

Shareholders' funds decreased by 3% to R8 494 million due mainly to the technical impairment for accounting purposes of the empowerment preference shares of R1 251 million. Strong operating results (also from subsidiary and joint venture companies) and favourable investment markets largely offset the impairment impact on shareholders' funds. Shareholders' funds amount to R9 745 million if the impairment is ignored. This represents an increase of 11% on shareholders' funds at 31 December 2003 of R8 782 million.

Composition of shareholders' funds

Rm	2004	2003	% Change
Financial services operations (including Liberty Active)	**2 330**	2 023	+15
Listed investments	**2 019**	1 304	+55
Cash, preference shares and unit trusts	**1 412**	2 096	-33
Foreign assets less the Liblife B.V. bond liability	**-**	60	-100
Fixed assets and working capital	**1 230**	1 709	-28
Share of pooled portfolios and unlisted investments	**1 503**	1 590	-5
	8 494	8 782	-3

The value of in-force business increased by 17% to R7 607 million as a result of lower interest rates (and consequently lower risk discount rates), strong new business sales at healthy margins and improved investment returns. These positive factors more than compensated for some negative features in the value of in-force such as the changes in basis to allow better for future secondary taxation on companies, shareholders' expenses, withdrawal experience and the expense strain in the Liberty Corporate Benefits business. A higher opportunity cost of capital has also been reflected in the value of in-force business due to the fact that the capital adequacy requirement (CAR) is no longer backed in full by equities as was the case in 2003. CAR is now assumed to be backed by 50% equities, 25% preference shares and 25% cash.

Fair value adjustments increased by 42% from R541 million to R766 million. These adjustments value STANLIB at an effective R1,7 billion (2003: R1,4 billion), Liberty Ermitage at R730 million (2003: R595 million), Liberty Group Properties at R240 million (2003: R216 million) and eliminates the Investec Employee Benefits value of in-force acquired (net of amortisation) of R109 million (2003: R122 million). Price/earnings ratios have remained unchanged compared with 2003.

Effect of the Black Economic Empowerment transaction on embedded value per share

	2004	2003	% Change
Embedded value per the statutory actuary's report	**16 867**	15 817	+7
Preference dividends	**13**		
Costs of the transaction included in the income statement (net of taxation) and debited directly against reserves [1]	**40**		
Reinstatement of impaired empowerment preference shares	**1 251**		
Embedded value before impairment	**18 171**	15 817	+15
Total number of shares in issue (millions)	**250,8**	274,7	
Reinstatement of number of shares reduced for purposes of the transaction (millions) [2]	**25,8**		
Total number of shares after reinstatement of the transaction shares (millions)	**276,6**	274,7	
BEE adjusted embedded value per share (R)	**65,69**	57,58	+14

[1] *Costs associated with the Black Economic Empowerment transaction comprise:*

- *R11 million (net of taxation) in respect of the general staff scheme under which each staff member who does not participate in the ownership transaction or the Liberty Group incentive scheme, will receive 100 Liberty Group Limited shares each. This amount has been included in management expenses; and*
- *R7 million (net of taxation) in respect of the general staff scheme under which each Liberty Life agent who does not participate in the ownership transaction or the Liberty Group incentive scheme, will receive 100 Liberty Group Limited shares each. This amount has been included in commissions.*
- *Professional fees amounting to R22 million have been written off directly against reserves (retained surpluses).*

[2] *Due to the fact that the Black Economic Empowerment transaction is effectively accounted for as a share buy back (until such time that all funding is repaid), the total number of shares in issue for 2004 has been reduced by 25 796 143 shares at 31 December 2004.*

Accounting policies and developments regarding International Financial Reporting Standards

The accounting policies adopted by the company and the group comply with South African Statements of Generally Accepted Accounting Practice as well as the South African Companies Act, 1973. The financial statements are prepared on the historical-cost basis, modified by the revaluation of investment properties, owner-occupied properties and financial instruments to fair value and the application of the equity method of accounting for investments in subsidiary companies and joint ventures. The financial statements for 2004, incorporating the appropriate accounting for the Black Economic Empowerment transaction, have been prepared on a consistent basis with the previous year as well as the interim financial statements for 2004.

Liberty Group will comply with International Financial Reporting Standards (IFRS) from 1 January 2005 with the first reporting period under IFRS being the six months ending 30 June 2005. South African Statements of Generally Accepted Accounting Practice are currently closely aligned with IFRS and therefore changes to the group's accounting will be restricted to a few areas. The more significant implications on the group's results and disclosures being:

IFRS 4: Insurance contracts (issued March 2004). The objective of the standard is to specify the financial reporting requirements for insurance contracts rather than address the recognition and measurement of obligations arising from insurance contracts, which will be addressed in phase 2 of the International Accounting Standards Board's project on insurance. Interpretations of definitions regarding investment contracts and insurance contracts have also developed further following the issue of IFRS 4. Liberty Group will deal with these changes in interpretation as part of its adoption of IFRS in 2005.

IFRS 2: Share-based payments (issued February 2004):

Options issued to staff

Options issued to staff in terms of the group's share option scheme will be accounted for in accordance with IFRS 2 from 1 January 2005. IFRS 2 will be applied retrospectively for all options granted after 7 November 2002 that have not vested on the effective date, 31 December 2004. IFRS 2 requires the recognition of an expense equal to the fair value of options granted to employees. The fair value will be expensed over the vesting period based on the services received from these employees.

Application of IFRS 2 in respect of the BEE transaction.

Current application

IFRS 2, the international accounting standard on share-based payments, requires that, from 1 January 2005, an expense be booked in the income statement if an equity transfer occurs at terms below market value. An underlying requirement in the statement is that an entity should receive a good or service in return for equity.

In consultation with its auditor the group concluded that, in considering the applicability of current interpretations of IFRS 2, the BEE transaction is not regarded as a "good" or a "service" as envisaged by the standard. An IFRS 2 expense is therefore not required to be recognised in the income statement.

New developments

During September 2004 The South African Institute of Chartered Accountants issued a discussion paper, Preliminary Views on Accounting for Black Economic Empowerment (BEE) transactions, ED 189, which debates whether black ownership initiatives should form part of IFRS 2.

In the event of the BEE transaction being accounted for under IFRS 2, the issue of the equity-linked instruments to the Black Participants will be accounted for as an equity-settled share-based payment transaction. The excess of fair value over value received of the equity linked instruments on grant date will be determined and recognised as an expense in the income statement over the vesting period, with a corresponding increase in a separate reserve class within equity.

The International Financial Reporting Interpretations Committee (IFRIC) has agreed to give guidance on the issue of whether the receipt of goods or services is the prime determinant required for an equity transaction to be accounted for in terms of IFRS 2.

IFRS 2 is only applicable to any instrument that has not vested by 31 December 2004. The equity linked instruments issued in terms of the BEE transaction vest as follows: (refer pages 24 and 25)

Instruments with immediate vesting before 31 December 2004:

- Shares allocated to Safika and Shanduka; and
- Shares allocated to the community trust.

Instruments vesting over the service period ending 31 December 2010:

- Shares allocated to black non-executive directors and managers.

Should guidance deem the Liberty Group's BEE transaction to be within the scope of IFRS 2, the fair value of the equity linked instruments issued in terms of the black employees scheme will be accounted for as a share-based payment over the vesting period.

Currently the South African Institute of Chartered Accountants is obtaining an opinion from the International Financial Reporting Interpretation Committee (IFRIC) on whether BEE transactions fall within the ambit of IFRS 2. If this is the case there may be implications to the group's accounting for the BEE transaction concluded this year.

IAS 12: Income taxes

A further significant issue referred for interpretation by IFRIC concerns the rate of taxation to be applied to any deferred taxation applicable to revaluations on investment properties. Liberty Life considers the Capital Gains Taxation rate to be the appropriate rate to be applied to such valuations, whereas conflicting interpretations of IAS 12 appear to call for the corporate rate of taxation. It is unlikely that IFRIC/IFRS clarification on this matter will be obtained in the short term.

Capital adequacy

The capital adequacy requirement of the group increased by 16% from R3 403 million at 31 December 2003 to R3 954 million at 31 December 2004. The increase is the result of strong sales of the Lifestyle Protector risk product (which demands relatively high levels of capital in the early years) and the impact of the lower interest rate environment. Notwithstanding the increase in the capital adequacy requirement and taking into consideration that R1 251 million of shareholders' funds have been technically impaired as a result of the Black Economic Empowerment transaction, shareholders' funds of R8 494 million covered the capital adequacy requirement 2,1 times at 31 December 2004.

Dividend policy and final dividend for 2004

With a view to reduce volatility and improve predictability, the following dividend policy has been adopted, commencing with the final dividend for the year ended 31 December 2004:

Total dividends for 2004 have been determined with reference to a yield of approximately 4,75% on the embedded value of the group. Subject to the statutory CAR cover remaining above 1,5 times, growth in the group's dividend will be broadly in line with the medium-term growth in embedded value. The interim dividend will be declared as 40% of the previous full year's dividend.

Accordingly, a final ordinary dividend No 78 of 153 cents per share has been declared in respect of the financial year ended 31 December 2004 (2003: 116 cents per share).

The important dates pertaining to this dividend are:

Last day to trade cum dividend on the JSE	Friday, 1 April 2005
First trading day ex dividend on the JSE	Monday, 4 April 2005
Record date	Friday, 8 April 2005
Payment date	Monday, 11 April 2005

Share certificates may not be dematerialised or rematerialised between Monday, 4 April 2005 and Friday, 8 April 2005 both days inclusive. Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to shareholders. Shareholders who have dematerialised their shares will have their accounts with their CSDP or broker credited on Monday, 11 April 2005.

D R de Klerk
Chief Financial Officer

Johannesburg
1 March 2005

1. Overview

Shareholders of Liberty Group Limited (Liberty) approved a scheme on 15 October 2004 in terms of which Liberty has entered into a series of transactions which has resulted in 9,326% of the issued share capital being owned by broad-based black groupings.

Liberty facilitated the transactions by utilising R1 251 million of available cash resources to invest in preference shares of various entities, which in turn utilised the cash to acquire a total of 25 796 145 Liberty ordinary shares from existing shareholders at R48,50 per share, pro rata to shares held.

Liberty is firmly committed to BEE in South Africa. The company accepts that meaningful participation by black people in the mainstream economy is essential to sustaining South Africa's successful economic and democratic structures.

The Financial Sector Charter adopted by the financial sector embraces six key areas, including business ownership and control, setting the target of achieving 10% of the value of South African operations (including control over the full voting rights of that interest) to be owned by black persons by 2010. These transactions mean that Liberty has achieved this target.

The resultant structure of Liberty Group Limited shareholders is diagrammatically indicated as follows:



Liberty Holdings Limited
Other shareholders
DIRECT BLACK SHAREHOLDING IN TOTAL %
Safika
Shanduka
The Black Managers' Trust
The Community Trust
Effective through Standard Bank BEE transaction
50,17%
38,72%
100%
100%
100%
100%
1,78%
Lexshell 620 (Pty) Limited
Lexshell 621 (Pty) Limited
Lexshell 622 (Pty) Limited
Lexshell 623 (Pty) Limited
2,24%
1,49%
3,73%
1,87%
LIBERTY GROUP LIMITED

2. The black partners

Safika

Safika is an empowerment investment holding company with investments in the fields of, *inter alia*, communication, information technology, human capital, natural resources and financial services.

Safika currently partners Liberty in STANLIB Limited (STANLIB), where it leads a consortium that holds an interest of 25,2% in STANLIB.

The effective shareholders of Safika are: Moss Ngoasheng (20%); Vuli Cuba (20%); Saki Macozoma (20%); Marc Ber (10%); Soto Ndukwana (5%); and Richard Chauke (5%). In addition, 20% of the shares in Safika are reserved for future strategic shareholders.

Saki Macozoma is currently a member of the boards of directors of Liberty and Standard Bank and chairman of the board of directors of STANLIB.

Shanduka

Shanduka is a black-owned and managed investment holding company founded by Cyril Ramaphosa, James Motlatsi and several black professionals. Shanduka has investments in the resources, property, industrial and financial sectors. Shanduka's principals have been active participants in the BEE landscape in South Africa since 1996.

The shareholders of Shanduka are: the Ramaphosa family (30%); management and staff (25%); James Motlatsi and other individuals (10%); Standard Bank Group Limited (15%); Investec Limited (15%); and community trusts (5%).

The Black Managers' Trust

Liberty believes that one of the most effective ways to achieve broad-based empowerment is to empower its black staff. Accordingly, The Black Managers' Trust has been established for the benefit of current and future Liberty black managers and black non-executive directors.

Liberty currently has approximately 840 black South African managers who are participating in the black ownership initiative.

Liberty also believes that it is important for its present and future black non-executive directors to participate in the black ownership initiative. It has accordingly been agreed that Liberty's black non-executive directors will benefit under the Black Managers' Trust upon similar terms and conditions as those upon which the black managers benefit. Leila Patel and Sibusiso Sibisi have accepted allocations of 100 000 Liberty ordinary shares each, from the Liberty shares acquired by the Black Managers' Trust. The allocation committee will determine any future allocations to black non-executive directors.

The Community Trust (focusing on education)

The board is committed to fulfilling its social responsibilities and considers it appropriate to empower broad-based community, regional and educational empowerment groupings, which is in line with the South African government's aims of achieving broad-based empowerment initiatives and educating the nation.

Market research has shown that as a result of the Liberty Foundation's activities, Liberty is recognised as a leading education company by the lower-income segment of the South African market. Therefore, it is considered appropriate to build on this community-upliftment platform by utilising the benefits of direct equity ownership for the education of black people.

Safika and Shanduka have committed to assisting Liberty in the identification of these community, regional and educational empowerment groupings. It is envisaged that the selection of the community, regional and educational empowerment groupings will be determined during the 2005 financial year.

3. Accounting treatment

The principle underlying the accounting treatment is Generally Accepted Accounting Practice (GAAP) compliance. GAAP may require a transaction to be accounted for in a different manner to its legal substance and form. The accounting treatment described below has been determined, based on both local and international accounting advice and interpretations of GAAP at the date of announcing the transaction, 15 July 2004.

The acquisition of the Liberty shares by the empowerment subsidiaries is accounted for as a reduction in equity in Liberty's company and consolidated annual financial statements. The preference share capital provided to the empowerment subsidiaries does not meet the definition of a financial asset in terms of GAAP, as the repayment of the preference share obligation will effectively be financed by Liberty's ordinary dividends. As a result, Liberty's dividend and capital redemption payments received on the preference shares are eliminated against gross dividends declared.

For purposes of the calculation of earnings per share, the weighted average number of Liberty shares in issue is reduced by the number of Liberty shares held by those empowerment subsidiaries which have been sold to black partners. The weighted average number of Liberty shares in issue will be restored on full payment of the preference shares by the black partners, or to the extent transferred to a third party, upon such transfer.

Full details of the above summarised BEE transactions are contained in the circular issued to shareholders on 10 September 2004, copies of which can be obtained from the company secretary.

LIBERTY PERSONAL BENEFITS

Profile

Liberty Personal Benefits (LPB) develops, markets and administers a wide range of investment, retirement, health and risk products and services to individuals and their families. Its clients are primarily in the middle and upper income and high net worth segments spread across a broad geographic and demographic base throughout South Africa.

Business review

LPB's 2004 performance was achieved in an environment of continuing legislative change and strong competition. All key financial indicators were positive, with strong growth in new business, value of new business, cash flows and the in-force book. Costs were contained and cost per policy increases were lower than expected.

Overall, single premium investment and risk product sales were well ahead of last year, but recurring premium investment sales remained under pressure. New single premiums were 27% up on 2003, while new recurring premiums were only 2% higher. On an indexed basis, sales of new LPB products were 8% up on 2003 levels. Property, CPI-linked and Excelsior risk-profiled portfolios sold particularly well. All Excelsior portfolios performed largely in line with their investment mandates and were ahead of their benchmarks.

Regulatory and compliance issues dominated much of the division's planning and operational activities, especially during the first half of the year, as systems and procedures were reviewed and revised to accommodate the checks and balances required by the Financial Advisory and Intermediary Services Act (FAIS) and the Financial Intelligence Centre Act (FICA). The impact on the business as a result of these changes was minimal.

In addition, the division's commitment to the delivery of customer service excellence resulted in a review and optimisation of business processes, together with a strong people-oriented approach to customer service improvement. Although it is difficult to prove conclusively, qualitative feedback indicates that our customer service standards are improving. This was supported by the fact that LPB was voted the Life and Risk Assurer of the year by the South African Financial Services Intermediaries Association.

In support of the business drivers, a fundamental review of manpower structures within LPB was conducted during the first quarter of 2004 which assisted in driving continued customer service and productivity improvements. This resulted in the total headcount decreasing by some 9% during the year. As a result, cost-per-policy increases for 2004 have been kept below inflation for both acquisition and renewal expenses. The delivery of improved customer service and a lower cost environment remain key areas of focus into 2005.

As a result of the compliance pressures, the delivery of new products was not the core focus for the year. However the Liberty Lifestyle Protection Series and Liberty Excelsior Investments product ranges remain very competitive offerings, and some nominal enhancements were implemented. Further enhancements are planned for 2005.

A significant contributor to weaker year-on-year recurring premium sales was the withdrawal from the market of the Medical Lifestyle (MLS) suite of health insurance products. Following strong representations from the Council for Medical Schemes, questioning the legality of health insurance products in the face of new healthcare legislation, it was agreed with the Council to close the product to new business, in order to protect the status and benefits of the families of some 70 000 existing MLS policyholders. LPB thus continues to support and service the ongoing needs of these customers.

Competition in the long-term insurance industry remains fierce, and LPB has managed to grow its market share under these conditions. Refer page 5 of the Graphical Review.

A significant downside issue impacting the industry is the worsening media image of the major life offices, particularly around recurring premium investments, with policy costs, commission payments, charges and surrender fees coming under scrutiny. Improved transparency and disclosure are welcomed and we will continue to consider various options at both company and industry level to ensure concerns are understood and addressed in as meaningful a manner as possible.

While the domestic macro-economic outlook and markets continue to boost consumer and investor confidence, and notwithstanding our continued commitment to excellence in both customer service and product design, we anticipate that 2005 will be a challenging year, due to increased competition and the negative perception of the industry.

Business Unit's key performance indicators:

Rm	**2004**	2003	% Change
Indexed new business	**2 700**	2 508	+8
New single premiums	**7 358**	5 793	+27
New recurring premiums	**1 965**	1 930	+2
Net cashflows	**4 760**	2 439	+95
Claims and benefits	**8 865**	9 006	-2
Value of new business	**746**	535	+39

LIBERTY CORPORATE BENEFITS

Profile

Liberty Corporate Benefits (LCB) markets and administers flexible, comprehensive and packaged solutions to the retirement funding and insured benefit needs of mostly small-to-medium size companies – typically with a workforce of between 10 and 300. LCB however also manage larger corporate funds, and client funds are spread across diverse geographic regions, industries and economic sectors.

Since its establishment in 1972, LCB has developed specialist expertise in the provision of retirement funding and all related employee benefits, as well as in the administration of fund assets.

Business review

In 2004, LCB's in-force business showed continued organic growth in very challenging conditions, but most key indicators remained disappointing.

Recurring new business premium income was 12% higher than in 2003, with improved business flows experienced in the last quarter of 2004. However, single premium income was 18% down and consequently indexed new business premium income was only 3% up for the year.

For the third year running, LCB installed more than 1 000 new funds. Servicing standards remained satisfactory with LCB being named Best Employee Benefits Assurer of the Year by the South African Financial Services Intermediaries Association, an award which LCB has either won or been runner-up in each of the last four years.

The in-force book – an important health indicator for the business – remained in good shape, with total recurring premium income 24% higher than 2003. Despite this increase, net cash flow for the year was negative at R1,85 billion. As advised at the interim stage, the maturity of a property-based investment for a single client in the second half of the year resulted in a cash outflow of R2,09 billion for LCB. However, the maturity of these policies created additional capacity to sell individual property-backed policies at higher margins through Liberty Personal Benefits, where there has been strong demand for such products.

The integration of the former Investec Employee Benefits (IEB) book of business, which LCB bought during 2003, remains on schedule. Although ex-IEB staff have already been integrated, and standardised processes and risk benefit pricing introduced, the back-office integration of 1 500 active funds onto Liberty's systems is only expected to be complete by March 2006.

Expenses remained relatively high considering the levels of new business being written. Headcount reductions in 2004 and the completion of the IEB integration in 2005 should result in more significant savings during 2006.

In a rapidly changing legal and regulatory environment, the compliance burden has become increasingly onerous. Accreditation in terms of the Financial Advisory and Intermediary Services Act (FAIS) is in any event mandatory for all LCB sales advisory staff, but there is little doubt that the additional administration and record-keeping requirements have increased costs.

Other recent legislative and regulatory developments have increased the complexity of business and the cost to fund members. These include new foreign exchange regulations that took effect in late 2003 (revised early in 2004), SARS' introduction of taxation on unclaimed retirement fund benefits and the Financial Services Board's recent withdrawal of the audit exemption for small funds. Compliance with the latter will be a significant 2005 task and cost.

We look forward to a more stable compliance environment in the year ahead and we would expect to see further consolidation among the smaller fund administrators.

2005 is also potentially a watershed year for the retirement industry in South Africa, as we expect at least the main principles of the new Retirement Funds Act to start taking shape. The new legislation is likely to fundamentally re-shape the retirement fund industry, and indeed the whole long-term savings environment.

Through committee representation at the Life Offices Association and the Institute of Retirement Funds, LCB will remain closely involved with shaping the legislation. The critical aim must be to bring more South Africans into the formal retirement savings "system", and it is clear that the majority of employed South Africans who are currently outside the net are likely to be in the Small to Medium Enterprises (SME) market, where LCB has developed significant expertise and experience.

The bancassurance distribution model with Standard Bank was restructured in the last quarter of 2004 in order for the Standard Bank's relationship managers to introduce leads to LCB's specialised corporate benefits sales force. This initiative, together with an improved South African business climate, should improve new business in the medium term.

Business Unit's key performance indicators:

Rm	**2004**	2003	% Change
Indexed new business	**643**	624	+3
New single premiums	**1 582**	1 924	-18
New recurring premiums	**484**	431	+12
Net cash flows	**(1 852)**	1 377	-235
Claims and benefits	**6 048**	3 189	+90
Value of new business	**(4)**	37	-111

LIBERTY CONSULTANCY

Profile

Liberty Consultancy undertakes and co-ordinates the provision of financial planning services, and the sale and delivery of Liberty Group products, using four channels of distribution.

- Agency division, which manages full-time Liberty financial planning consultants, and their immediate support operations;
- Franchise division, which supports owner-operated businesses that exclusively distribute Liberty products and services;
- Broker division, comprising an expanding network of independent intermediaries who are not tied exclusively to Liberty Life products and services;
- Standard Bank Financial Consultants, which operates primarily as an adjunct of the Standard Bank branch network.

Business review

The preparation and implementation of the Financial Advisory and Intermediary Services Act (FAIS), which became effective from 1 October 2004, naturally brought huge implications for all financial services providers and their representatives, but should also result in the raising of professional standards in the industry. For this reason, Liberty Consultancy is a strong supporter of the legislation.

As a result of thorough preparation, Liberty Consultancy experienced a smooth FAIS implementation. It is currently too early to assess the impact of FAIS on productivity, but it is clear that meeting the additional compliance requirements will inevitably lengthen the selling process. Increased compliance administration is also inevitable.

The implications for FAIS supervisory activities meant that recruitment of new consultants also slowed during the second half of 2004, though we expect this to return to normal as the new routines bed down. Due to our confidence in the quality of our sales force, we do not expect to see the industry fall-out that was experienced in the UK and Australia when their equivalent legislation was enacted.

Liberty Consultancy sales results for 2004 were highly satisfactory overall. Total new business premium growth was 16% higher than in 2003. Single premium sales dominated, with annual growth of 22%. Sales of recurring premium risk products and retirement annuities were buoyant, but in line with most of the industry, we saw a drop in new recurring investment premiums. As a result, Liberty Consultancy new business indexed premium growth was limited to 6%.

The withdrawal from the market of the Medical Lifestyle (MLS) suite of health insurance products – which has in recent years accounted for some 15% of new recurring business sales – significantly impacted new business production. Excluding healthcare business, Liberty Consultancy's new business indexed premium growth would have been 12%.

The average premium per new recurring investment case was 11% higher than in 2003. Across the entire individual book of business, per-case productivity remains sound, though the comparative average premium per Liberty policy dropped slightly during 2004, from 357% of the industry average to 314%.

Continuing the trend of the past three years, the latest individual business market share information received from the Life Offices Association indicates that during 2004, Liberty Life again increased its share of the single premium market, and effectively maintained its share of the recurring premium market – despite the withdrawal of MLS products from the market.

Strong conditions in local investment markets have seen investors starting to adopt a less cautious approach, with increasing volumes of portfolio switches from money market and fixed interest into growth asset linkages, such as equities and property. Current short-term market indications support a continuation of this trend.

In terms of marketing personnel, the establishment of regional administration hubs has reduced the workload of broker consultants. Agency manpower which fell by 14%, mainly as a result of a drive to improve productivity, is currently being addressed.

Business Unit's key performance indicators:

	2004	2003	% Change
Agents – total number	**755**	873	-14
Franchisees – total number of staff	**659**	763	-14
Broker consultants – total number	**273**	285	-4

LIBERTY ACTIVE (formerly Charter Life)

Profile

Having experienced rapid growth as the Bancassurance arm of the Standard Bank group since 1991, Liberty Active's strategic focus was reviewed during 2003. In order to use its experience and expertise to better penetrate new markets in lower LSM groups (those with monthly household incomes in the R3 000 – R8 000 range), the company's future business strategy was developed during 2004. Implementation of the new operational plan began in early 2005.

The re-named Liberty Active provides a range of affordable insurance and low-advice investment products that can offer families financial security, savings and wealth-building opportunities, that are very competitively priced, and have excellent service back-up.

Liberty Active will continue to develop Bancassurance opportunities through the Standard Bank branch network, in South Africa and in other African countries.

Business review

The required regulatory approvals were received during December 2004 to change Charter Life's name to Liberty Active. This enables the re-branded entity to better leverage the aspirational qualities of the Liberty brand in the market, as well as improving use of resources within Liberty, and eliminating unnecessary duplication.

Current products have been re-branded, and new products will feature Liberty Life's "flame" logo. A fully trained tied agency force is also being built up to more effectively penetrate the target market.

Notwithstanding the distractions of re-focussing the business during 2004, Liberty Active had a good year, across all key business indicators.

Total new business premium income exceeded R2 billion for the first time, the final tally of R2 051 million exceeding the 2003 comparative by 29%. Bancassurance accounted for some 86% of Liberty Active new business sales, with total new business premium income from this source, across the Group, up 36% on 2003.

Total 2004 management expenses were 16% higher than 2003, including initial Liberty Active set-up costs. Total headcount increased by 5% during the year, including candidates on Liberty Active's learnership programmes. At the end of 2004, 75% of Liberty Active's permanent staff complement was black.

Total 2004 headline earnings, after accounting for preference dividends, amounted to R114 million, down from 2003's R139 million. The prior year included a once-off release of R57 million from reserves into the operating profit from life insurance operations.

Thanks to strong growth in financial markets during the year, total balance sheet assets grew 15% to R10,2 billion at 31 December 2004. Liberty Active remains well capitalised, with a Capital Adequacy Ratio of 3,0 times requirements at 31 December 2004 (2003: 2,6 times).

The outlook for 2005 is exciting, and Liberty Active looks forward to the challenge of steadily capturing a significant share of a new and growing market.

Business Unit's key performance indicators:

Rm	**2004**	2003	% Change
Indexed new business	**843**	676	+25
New single premiums	**1 342**	1 015	+32
New recurring premiums	**709**	574	+24
New bancassurance premiums	**3 608**	2 659	+36
Net cash flows	**732**	681	+7
Claims and benefits	**2 001**	1 430	+40
Value of new business	**73**	36	+103
Headline earnings	**114**	139	-18

LIBERTY GROUP PROPERTIES

Profile

Liberty Group Properties develops, manages and markets the Group's commercial, retail and hotel property portfolio. Certain properties in the portfolio are joint investments with other institutions.

Following the disposal during 2004 of several under-performing and non strategic properties, the value of the managed portfolio at 31 December 2004 was R14,0 billion (2003 – R13,5 billion), of which the Liberty Group owns 77% (R10,7 billion).

Investments in 10 key properties now make up more than 77% of the portfolio. These include seven regional shopping centres: in Gauteng, the Sandton City/Nelson Mandela Square complex, Eastgate and Alberton City; Greenacres in Port Elizabeth; the Liberty Midlands Mall in Pietermaritzburg, and Liberty Promenade in Mitchells Plain, Cape Town.

Liberty Group's hotel business comprises more than 3 000 rooms country-wide, managed by Southern Sun, predominantly under the Intercontinental, Holiday Inn and Cullinan brands.

Business review

During 2004, the buoyant South African property market continued to benefit from lower inflation and interest rates, while a welcome upswing in consumer confidence and spending swelled shopping centre turnover during the second half of the year in particular. Retail turnover during the 2004 festive season showed growth of 20% over the previous year.

The sales of 30 properties during the year realised R518 million, with further property sales to be concluded during 2005.

The Liberty Group increased its ownership of Greenacres, Port Elizabeth to 100%, at a cost of R150 million, and in June 2004 purchased Liberty Promenade in Mitchell's Plain for approximately R287 million.

Capital enhancement projects worth R68 million were completed during 2004. These included a R55 million upgrade at Eastgate, and a R13 million interior refurbishment of Liberty Life Centre in Braamfontein.

With the kind agreement of the former State President, Sandton Square was re-named Nelson Mandela Square at the end of March 2004.

New lease agreements concluded for 2004 covered 132 000m² (2003: 146 000m²), while lease agreements were renewed for 115 000m² (2003: 104 000m²). The total value of these agreements was R1,45 billion (2003: R1,4 billion).

Following the sale of under-performing and non strategic properties during 2004, year-end vacancies totalled 11% of the portfolio (2003: 14%), valued at R4 million per month. Excluding the Johannesburg CBD and "mothballed" properties, the year-end vacancy level was 8%.

Hotel room occupancy marginally exceeded 2003 levels, and if the Rand retains its current strength, we foresee little growth in inbound international tourism.

Transformation within Liberty Group Properties management received considerable attention during 2004, with a number of senior black appointments being made, including the board appointment of Caswell Rampheri as Director: Property Management.

This will remain a key focus area for management during 2005, along with strict cost containment, and a renewed focus on higher levels of tenant satisfaction through exceptional customer service.

R200 million has been set aside this year for capital improvements, including extensions to Liberty Midlands Mall, reorganisation of the tenant mix at Alberton City, and possible extensions to Middestad Mall in Bellville.

Liberty Group Properties have been engaged to locate or build suitable premises for regional offices for Liberty Life, in both Cape Town and Durban.

Business Unit's key performance indicators:

Rm	**2004**	2003	% Change
Properties under management	**14 011**	13 503	+4
Liberty Group share	**10 727**	10 449	+3
Headline earnings of the management company	**25**	25	–

LIBERTY ERMITAGE JERSEY

Profile

The Liberty Ermitage Group is an offshore asset management and hedge fund specialist operation, managed from Jersey in the Channel Islands, with offices or representation in London, Luxembourg, Bermuda and New York. It is one of the largest and fastest-growing alternative asset management operations in Europe.

Liberty Ermitage offers a comprehensive range of investment solutions, blending a broad range of hedge funds, conventional long-only funds, AAAm-rated money funds and Cash Plus funds to preserve and enhance wealth in all market conditions.

Products are distributed through a number of strategic alliances in Europe, Scandinavia and the USA, as well as the Standard Bank and Liberty Group distribution networks in Africa and overseas. At 31 December 2004, Liberty Ermitage had total funds under management of US$3,64 billion (R20,5 billion), while hedge fund assets under management increased by 33% to US$1,5 billion.

Business review

Despite difficult international financial markets, which led to generally weaker fund performance for the year, the fourth quarter of 2004 showed great improvement, and Liberty Ermitage ended the year having achieved important growth in assets under management and operating profit margin.

Operating revenues for the year were GBP15 million, 20% higher than 2003, despite US Dollar depreciation of 6% against Sterling during the year. 2004 operating profit was GBP3 million, 7% lower than the previous year as a result of the inclusion of a once-off cost in 2004 of around GBP 1,5 million.

Total salaried headcount of the group at end-2004 was 58 (2003: 55).

The highly-regarded Plexus Offshore survey has regularly rated Liberty Ermitage the top manager of offshore unit trusts available in South Africa, over the critical five-year investment period; with particular recognition for the Global Bond Fund, the North American Equity Fund, and the Pan-European Equity Fund.

With considerable uncertainty still clouding the US economic recovery, and the Dollar still threatened by the twin US trade and budget deficits, Liberty Ermitage expects 2005 to be another difficult year for global markets.

Business Unit's key performance indicators:

Rm	**2004**	2003	% Change
Increase in assets under management	**5 486**	4 767	+15
Assets under management (excluding common assets)	**20 533**	18 513	+11
Headline earnings	**46**	43	+7

STANLIB

Profile

STANLIB was established in 2002, combining the asset management, wealth management and wealth product marketing divisions of the Standard Bank and Liberty groups, who each hold an effective 37,4% interest. The remaining 25,2% is held by a Black Economic Empowerment consortium.

STANLIB offers a local and international investment product mix that includes all asset classes. STANLIB aims to meet the wealth creation needs of both institutional and retail investors, by providing sophisticated financial products backed by expert advice and professional service.

Business review

STANLIB enjoyed a successful year with good investment performance, strong inflows of new money, no major operational problems and encouraging progress towards compliance with the Financial Sector Charter.

Whereas much of 2003 demanded a firm focus on consolidating and positioning the newly merged entity for the future, 2004 was a year in which post-merger operational risk was managed down to acceptable levels.

An increasingly investor-friendly macroeconomic environment, featuring lower interest rates, inflation under control and potentially robust economic growth in prospect, has seen improved confidence and increased spending by consumers and investors alike.

The South African equity market was particularly buoyant in 2004, with the FTSE/JSE All Share Index growing by 25%. High returns were achieved across most of our local market-linked portfolios, in both absolute and relative terms. STANLIB also enjoyed another year of above average fixed interest performance, with the STANLIB Bond Fund unit trust winning the ACI/Personal Finance "Raging Bull" award. Many of STANLIB's equity funds also showed improved performance, most notably the STANLIB Capital Growth, Small Cap and Quants funds.

Balanced funds also achieved good absolute returns. The Liberty Preferred Assets portfolio, which is a reasonable proxy for Liberty's overall life fund investment performance, returned 26% in 2004.

With investment flows accelerating into a record sales result in the fourth quarter of 2004, STANLIB generated net cash inflows for the year of R15 billion, R3 billion or 26% higher than the 2003 comparative. Assets Under Management (AUM) at 31 December 2004, including funds under administration in Wealth Management, were R223 billion, 25% up on the previous year-end.

In this positive environment, before accounting for preference dividends and goodwill amortisation, STANLIB achieved a pre-tax profit of R281 million for the year, which is 127% higher than in 2003. All earnings ratios against AUM showed favourable improvements.

Operating expenses decreased by 6%, and headcount numbers dropped by 5% during the year.

Operational highlights included the successful amalgamation of the Liberty Life and Standard Bank unit trust suites in February 2004 – the largest fund amalgamation in the South African industry to date; and making STANLIB Unit Trusts' full ATM functionality available to clients on the Standard Bank Internet Banking platform.

Under the requirements of the Financial Sector Charter, STANLIB is already compliant in terms of ownership control, and a high score was achieved under the employment equity "pillar", though a gap still exists at middle and senior management levels. Considerable emphasis is currently being put on staff training and development, learnerships, and particularly leadership development.

Although 66% of all appointments made by STANLIB in 2004 were black staff, the aim is to increase this further in 2005. An analysis of terminations indicates a need to focus on appropriate retention strategies for talented black staff.

With the merger now bedded down and business operations running satisfactorily, the primary focus areas for 2005 are diversification of the institutional client base and the building of STANLIB's equity franchise in the retail and wholesale markets; also the strengthening of fixed income franchise and operational platforms, and the growth of retail sales channels, particularly in the independent broker market.

Business Unit's key performance indicators:

Rm	2004	2003	% Change
Assets under management (excluding common assets)	**137 926**	113 978	+21
Funds under administration	**84 700**	63 500	+33
Headline earnings	**119**	80	+49

Introduction

The Liberty Group, which comprises Liberty Group Limited and its subsidiaries, is committed to striving for the highest levels of corporate governance and is satisfied that the provisions of the second King Report on Corporate Governance for South Africa have substantially been complied with for the reporting period. As governance structures are dynamic, the Liberty Group reviews and reassesses its corporate governance practices on an ongoing basis and maintains a strong drive to identify and implement global best practice.

The primary motivation is to ensure that the Liberty Group conducts its business activities with integrity so as to be responsive to the needs of all stakeholders, including shareholders, policyholders, intermediaries and other customers, employees and the communities in which they live and work, suppliers, other business partners, industry regulators and government.

Going concern

The directors believe that the Liberty Group has adequate resources to continue in business for the foreseeable future. Accordingly, the financial statements of Liberty Group Limited, set out on pages 58 to 64 and pages 72 to 115, have been prepared on the basis of a going concern. The directors' statement, of Liberty Group Limited, on the Group as a going concern is set out in their report on page 56.

Boards of directors

Composition of the boards of directors

The current composition of the board of directors of Liberty Group Limited is featured on page 13. The company has adopted a unitary board structure, consisting of 11 directors. These directors are drawn from diverse backgrounds and bring a wide range of experience, insight and professional skills to the boards.

Role and function of the boards of directors

The board is responsible for the ultimate control of the businesses of the Liberty Group Limited, as well as for ensuring that clear strategic direction is provided and that appropriate management structures are in place. Some of these structures, which are described in this corporate governance review, are designed to provide a reasonable level of assurance as to the proper control and conduct of the Liberty Group's affairs.

The board agrees the Liberty Group's objectives and participate in discussions on, and monitor the progress of, strategic direction and policy, operational performance, business acquisitions and disposals, the approval of major capital expenditure, consideration of significant financial matters, risk management, compliance, succession planning, the monitoring of executive management's activities and any other matters that have a material impact on the Liberty Group's affairs.

The Liberty Group Limited board meets quarterly under the chairmanship of Derek Cooper. Additional meetings are arranged as and when necessary. Myles Ruck, the chief executive, oversees and manages the Liberty Group's daily operations.

Details of attendance of each director at meetings of the board and board sub-committees are set out on page 47.

Independence of the boards of directors

By adhering to a number of key principles, the boards' independence from the daily executive management team is ensured:

- The roles of chairman and chief executive are separate;
- In Liberty Group Limited, nine of the eleven directors are non-executive, with seven of the nine non-executive directors being independent;

- The group audit and actuarial committee and the group risk committee consist of independent non-executive directors and one non-executive director; the group remuneration committee consists of independent non-executive directors and one non-executive director and the chairman of the board;
- Non-executive directors do not hold service contracts with the Liberty Group and their remuneration is not tied to the companies' financial performance; and
- All directors have access to the advice and services of the company secretary and are entitled, at the expense of the Liberty Group and after consultation with the group chairman, to seek independent professional advice on the affairs of the Liberty Group. No director obtained independent professional advice on the affairs of the Liberty Group during 2004.

Board mandate

The board operates in terms of a mandate which sets out its roles and responsibilities. Key terms of reference set out in the mandate are:

- agree the Liberty Group's objectives;
- agree the strategies and plans for achieving those objectives;
- annually review the corporate governance process and assess achievement against objectives;
- review board and committee mandates at least annually and approve recommended changes;
- delegate to the chief executive or any director holding any executive office or any senior executive any of the powers, authorities and discretions vested in the board, including the power of sub-delegation. Delegate similarly such powers, authorities and discretions to any committee and subsidiary company boards as may be created from time to time;
- approve the remuneration to be paid to non-executive directors for board and committee membership based on recommendations made by the group remuneration committee, for ultimate approval by shareholders;
- approve capital funding for the company and the group, and the terms and conditions of rights or other issues and any prospectus in connection therewith;
- ensure that an adequate budget and planning process exists, that performance is measured against budgets and plans and approve annual budgets for the group;
- approve significant acquisitions, mergers, take-overs, divestments of operating companies, equity investments and new strategic alliances by the company or its subsidiaries;
- consider and approve capital expenditure recommended by the group executive committee;
- consider and approve any significant changes proposed in accounting policy or practice and consider the recommendations of the group audit and actuarial committee;
- consider and approve the external audit fee and budgeted audit fee as per the recommendation of the group audit and actuarial committee;
- consider and approve the annual financial statements, interim statements, dividend announcements and notices to shareholders, and consider and agree the basis for considering the group to be a going concern as per the recommendation of the group audit and actuarial committee;
- have ultimate responsibility for systems of financial, operational and internal controls, the adequacy and review of which will be delegated to committees and the board will ensure that reporting on these issues is adequate;
- have ultimate responsibility for regulatory compliance and ensure that reporting to the board is comprehensive;
- ensure balanced reporting to stakeholders on the group's position and that such reporting is done in a manner that can be understood by stakeholders; and
- review non-financial matters which have not been specifically delegated to a sub-committee.

Share dealing by directors and senior personnel

The Liberty Group has implemented a code relating to share dealing by directors and other senior personnel who, by virtue of the key positions they hold, have comprehensive knowledge of the group's affairs. The code imposes closed periods to prohibit dealing in Liberty Group Limited and Liberty Holdings Limited securities before the announcement of mid-year and year-end financial results or in any other period considered price sensitive, in compliance with the requirements of the Insider Trading Act and the JSE Securities Exchange South Africa (JSE) in respect of dealings by directors. The company secretary undertakes the administration required to ensure compliance with this code under the direction of the chief executive.

The code goes further by also restricting dealings by directors and other senior personnel (to the extent that they are aware) in any security that may be affected by a transaction or proposed transaction between Liberty Group Limited or Liberty Holdings Limited and such company.

Appointment and re-election of directors

In respect of Liberty Group Limited, only the non-executive directors are subject to retirement by rotation and re-election by shareholders at least once every three years, in accordance with that company's articles of association.

The appointment of new directors is approved directly by the board, re-appointment is subject to shareholder confirmation at the following annual general meeting.

As part of his contract of employment, the chief executive is required to give or receive three months' notice to terminate his services. Other executive directors are required to give or receive one month's notice to terminate their services.

Induction of new directors

An orientation programme for new directors is in place to ensure they are adequately briefed and have the required knowledge of the company's structure, operations and policies to enable them to fulfil their duties and responsibilities. The company secretary is responsible for the administration of this programme. New directors are also provided with details of all applicable legislation, the company's articles and memorandum, board minutes and documentation setting out their duties and responsibilities as directors. The orientation programme includes meeting with members of executive management as part of the process of familiarising new directors with the Liberty Group and briefings regarding complex industry-specific issues.

Boards of directors of subsidiary and associate companies

Liberty Group Limited's operating subsidiaries and associate companies have their own boards of directors, which are responsible to the board of Liberty Group Limited for the proper management of the subsidiary and associate companies.

The role of these boards involves participating in discussions on, and maintaining the progress of, strategic direction and policy, operational performance, approval of major capital expenditure, consideration of significant financial matters, risk management, compliance, succession planning and any other matters that do or may impact materially on the subsidiary and associate companies' activities.

Board committees

Four standing committees of the boards, to which certain of their functions have been delegated, were in place during 2004. The group audit and actuarial committee, the group risk committee, the group remuneration committee and the group transformation committee operate according to the written terms of reference stipulated by the board.

Details of the group audit and actuarial committee, the group risk committee, the group remuneration committee and the group transformation committee follow. In addition, a directors' affairs committee has been constituted with effect from 1 March 2005.

Directors' affairs committee

The board consituted a directors' affairs committee on 1 March 2005.

Members

Messrs D E Cooper (chairman), A W B Band, S J Macozoma (all non-executive directors), and Mr M J D Ruck.

Principal objectives

The directors' affairs committee principal objectives are to:

- assist the board in discharging its responsibility of ensuring that the board's (and committees of the board) composition and structure enable it to fulfil the obligations of the board mandate.
- assist the board of directors in its determination and evaluation of the adequacy, efficiency and appropriateness of the corporate governance structures and practices in the group.

Meetings

Directors' affairs committee meetings will be held at least twice per annum.

Group audit and actuarial committee

Members

Messrs M J Shaw (chairman), D A Hawton and A Romanis, all of whom are independent non-executive directors. Mr S Handler, an actuary and retired executive director of Liberty Group Limited, resigned from the committee on 29 July 2004. Mr S J Macozoma, a non-executive director, was appointed to the committee on 1 March 2005.

Principal objectives

The group audit and actuarial committee's principal objectives are to:

- act as an effective communication channel between the boards on the one hand and the external auditors and the head of internal audit on the other;
- assist the boards in ensuring that the external audit is conducted in a thorough, objective and cost effective manner;
- satisfy the boards that adequate internal, financial and operating controls are being identified, addressed and monitored by management and that material corporate risks have been identified and are being contained and monitored through the group risk committee;
- provide the boards with an assessment of the effectiveness of the external auditors and the internal audit function;
- provide the boards with an assessment of the effectiveness of the compliance function;
- enhance the quality, effectiveness, relevance and communication value of the published financial statements and other public documentation of a financial nature issued by the Liberty Group, with focus being placed on the actuarial assumptions, parameters, valuations and reporting guidelines and practices adopted by the statutory actuary as appropriate to the Liberty Group's life insurance activities;
- provide the boards with an independent point of reference in seeking a resolution of interpretative and controversial issues that impact on the published financial statements and other public announcements issued by the Liberty Group; and
- monitor the application of the policy governing the provision of non-audit services by the Liberty Group's external auditors, set out on page 50, and review the extent and nature of all non-audit services provided.

The members of the group audit and actuarial committee review the audit plans, budgets and scope of the external and internal audit functions. The external auditors, head of internal audit, statutory actuary, group risk executive, head of group compliance and group secretary all have unrestricted access to the chairman of the group audit and actuarial committee at all times. The group audit and actuarial committee also has responsibility for Liberty Group Limited's wholly-owned life insurance subsidiary, Liberty Active Limited (formerly Charter Life Insurance Company Limited), Liberty Ermitage Jersey Limited and STANLIB Limited have their own audit committees comprising independent non-executive directors. These audit committees meet quarterly and minutes of meetings are reviewed at group audit and actuarial committee meetings.

Meetings

Group audit and actuarial committee meetings are held at least four times a year and are attended by the Liberty Group's external auditors, the statutory actuary, the head of internal audit and appropriate members of the senior executive management team.

Group risk committee

Members

Messrs M J Shaw (chairman), A Romanis and D A Hawton, all independent non-executive directors, Mr S Handler, an actuary and retired executive director of Liberty Group Limited, resigned from this committee on 29 July 2004. Mr S J Macozoma, a non-executive director, was appointed to the committee on 1 March 2005.

Principal objectives

The group risk committee's principal objectives are to:

- review the Liberty Group's risk philosophy, strategy, policies and processes recommended by executive management;
- review compliance with risk policies and with the overall risk profile of the Liberty Group;
- review and assess the integrity of the process and procedures for identifying, assessing, recording and monitoring of risk;
- review the adequacy and effectiveness of the Liberty Group's risk management function and its implementation by management;
- ensure that material corporate risks have been identified, assessed and receive attention; and
- provide the boards with an assessment of the state of risk management within the Liberty Group.

Meetings

Group risk committee meetings are held quarterly.

Group remuneration committee

Members

Messrs D A Hawton (chairman), M J Shaw (both independent non-executive directors) and D E Cooper (chairman of the board of directors). Mr S J Macozoma, a non-executive director, was appointed to the committee on 1 March 2005.

Remuneration policy

The remuneration policy is aligned to the overall strategic objectives of the group.The remuneration policy covers all permanent employees and aims to ensure a balance between the interests of employees and shareholders, by ensuring that the group attracts and retains the talent needed to achieve its objectives. The nature of the business of the group is largely dependent on intellectual capital and the group operates in an environment of scarce skills and expertise.

Remuneration governance

Board responsibility

The board of directors is responsible for remuneration. To assist the board in fulfilling its responsibilities, it has appointed and mandated a remuneration committee consisting of non-executive directors, the majority of whom are independent.

The remuneration committee

The overall purpose of the remuneration committee is to formulate remuneration strategy and policies for approval by the board and to monitor the implementation of such policies and report thereon to the board, thereby enabling the board to discharge its responsibilities relating to the following:

- determining the policy for executive remuneration, and approving the entire individual remuneration packages for each of the executive directors and other senior executives, as appropriate;
- ensuring that competitive reward strategies and programmes are in place to facilitate the recruitment, motivation and retention of high performance staff at all levels in support of realising corporate objectives and safeguarding stakeholder interests;
- reviewing the design and management of salary structures and policies, incentive schemes and share option programmes to ensure that they motivate sustained high performance linked to corporate performance;
- reviewing the mandates and terms of reference of the remuneration committees of subsidiaries of the group and approving the remuneration policies and practices recommended by them;
- developing and implementing a policy of remuneration philosophy for disclosure to enable a reasonable assessment of reward practices and governance process to be made by stakeholders;
- recommending the level of non-executive directors' fees to the board after receiving inputs from executive directors, for ultimate approval by shareholders; and
- ensuring compliance with applicable laws and codes.

Remuneration committee process

The remuneration committee is chaired by an independent non-executive director. He also chairs the STANLIB Limited remuneration committee to ensure consistency of approach. A minimum of two meetings are held per year, with additional meetings scheduled as required. Attendance at the two meetings held during the year is indicated on page 47 of this annual report.

The chief executive attends meetings by invitation, with the executive responsible for group human resources invited to attend as appropriate.

The remuneration committee recommends the remuneration of non-executive directors for approval by the board and shareholders and determines the remuneration packages of the executive directors and the top twenty highest paid executive managers in the group. The remuneration committee conducts an annual assessment of the Liberty Group Limited board members' effectiveness and in addition conducts an assessment of the chief executive. The chief executive's remuneration is structured on the same basis as for other employees and comprises a guaranteed component, a pension component and an incentive component, consisting of both short- and long-term incentives.

When determining the fees for non-executive directors for recommendation to the board, the remuneration committee, in consultation with the chief executive and executive directors, reviews data on directors' fees for the financial services sector and companies of a similar size outside of the industry. The board reviews the recommendations and, if approved, submits the recommended fees for approval by shareholders at the annual general meeting. In 2004 the board decided not to increase the fees payable to non-executive directors in the light of the adverse trading conditions experienced during 2003. Proposals for increasing the fees payable in 2005 will be submitted for shareholder approval.

Non-executive directors receive fixed fees for their service on boards and board committees.

On 7 December 2004, shareholders passed resolutions approving the participation of the current black non-executive directors in the black ownership initiative (other than Mr S J Macozoma who participated directly in the black ownership initiative as a member of the empowerment consortium), as the board believes it highly necessary to secure, at an early stage, the services of black non-executive directors with the necessary competence. Prof L Patel and Dr S P Sibisi were each awarded 100 000 Liberty Group Limited ordinary shares in terms of the Black Managers' Trust.

Other than the participation of black non-executive directors in the black ownership initiative, non-executive directors do not participate in any share option scheme or have any other rights provided by the company.

Remuneration structure

Employee remuneration is made up of the following components:

Guaranteed component

All permanent employees, irrespective of level, receive a guaranteed element of remuneration. This is based on a cost to company (CTC). CTC comprises a fixed cash portion, compulsory benefits (medical aid, life cover and retirement fund membership) and optional benefits (motor vehicle benefits). Currently medical aid is paid for by the company and is included in CTC for benchmarking purposes.

Historically the target level for the guaranteed portion of the remuneration package was set at the 75th percentile of the financial services market. The rate at which the guaranteed amount is increased has been slowed, with an emphasis on increasing the proportion of performance related pay. The premise is that superior performance towards the achievement of the company's objectives by an individual should result in the employee earning in the top quartile for his or her position.

Comparative studies of peer groups and leading South African companies are used along with market survey data in arriving at levels of guaranteed pay. Where appropriate, the services of advisors are also employed to augment the information used by the remuneration committee in making informed pay decisions.

Guaranteed packages are reviewed annually and adjustments based on responsibilities and performance made with effect from the beginning of April each year.

Retirement funding, risk related benefits, and medical aid

Retirement funding and risk related benefits form part of the CTC of all employees and are market related. The company's liability in respect of retirement funds and risk related benefits has been capped.

Short-term incentives

Short-term incentives are considered to be a strong driver of competitiveness and the achievement of group objectives. Short-term incentives are aimed at the achievement of stipulated annual objectives, thereby ensuring that a significant portion of executive employee cost is variable and dependent on the achievement of such objectives.

A general staff bonus scheme exists for all staff who are not on the senior management incentive scheme or who are on a sales commission structure. The scheme is aimed at encouraging all staff to contribute to the achievement of company targets. For the past two years, these have been focused on cost savings. The benefit in terms of this scheme is dependent on overall attainment of the target set, with targets re-set at the commencement of each financial year. The scheme may be terminated or changed at any time.

Senior management and other nominated managers participate in the senior management incentive scheme. The scheme is based on the achievement of short-term performance targets relevant to the individual, which are aligned to the achievement of the company's overall objectives for the year. The targets relate to the company's overall financial performance, growth in embedded value, the achievement of strategic objectives for the employee's business unit and agreed personal targets.

The senior management incentive scheme was re-designed for 2004 to take into account the evolving business requirements of the company and the need to drive and reward progress in identified areas.

A non-quantifiable element over and above the delivery of financial and other quantifiable objectives to reward superior individual performance was introduced in 2004. While some discretion is inevitable when dealing with non-quantifiable bonuses, non-quantifiable targets are set around the business drivers and performance measures to which the individual can contribute. It is the intention to retain a non-quantifiable element of the incentive scheme into the future, however an increased weighting towards quantifiable will take place as appropriate.

A review process by the chief executive and the remuneration committee is undertaken in respect of all incentive awards. In the case of group executives, unless the majority of the quantifiable financial objectives are met, they will not be eligible for any discretionary bonus payments.

Incentive awards take job level and individual performance into account, with a maximum incentive being capped on the basis of job level. The scheme enables high-performing managers to earn a total remuneration package (CTC plus bonus) that is in line with the philosophy to attract and retain talent.

Long-term incentives

It is essential that the company retains key individuals for the longer term. Long-term incentives are designed to ensure the alignment of the longer-term objectives of relevant stakeholders.

General staff scheme

On 15 October 2004 shareholders approved a general staff scheme whereby there will be an incentive grant of 100 Liberty Group Limited ordinary shares per qualifying staff member. The purpose of this once-off allocation was to promote an equitable and diversity-friendly workplace environment and to encourage share ownership by employees and agents at all levels of the business across the group.

The group will utilise unencumbered shares held by the Liberty Life Association of Africa Limited Share Trust (share trust) and a subsidiary company which acquired the shares for this purpose, in terms of the directors' authority granted by shareholders to buy back the company's own shares.

A total of 481 592 ordinary shares of 10 cents each, 262 953 held by the share trust and 218 639 held by a subsidiary at 31 December 2004, are included in marketable securities (note 6 of Liberty Group) at a value of R32 million for purposes of implementation of the scheme. These shares will be transferred to the Liberty Group General Staff Scheme Share Trust shortly in order to implement the scheme.

There are approximately 4 600 qualifying staff who will benefit from the scheme. The total cost before taxation of the incentive grant is anticipated to be R26 million split between qualifying sales agents (commission expense – R10 million) and administrative staff (remuneration cost – R16 million). This cost has been accrued for at 31 December 2004.

In the light of the incentive grant being committed and accrued by the company at 31 December 2004 it was not considered appropriate to treat the shares held by the share trust and subsidiary as treasury shares for disclosure purposes.

Share option scheme

Executive directors and senior management participate in the Liberty Group's share option scheme. The scheme is intended to promote an alignment of interests with those of shareholders and to provide a longer-term incentive as part of the remuneration structure to attract new, skilled and competent employees and to retain their services.

On an annual basis a comprehensive review of existing allocations is undertaken and new awards are made. In exceptional cases, awards may also be made outside of this review period to attract or retain talent.

Awards of options are based on a multiple of CTC and typically vest over a five-year period, with 50% of an award vesting after three years and a further 25% vesting after four and five years, respectively. Awards have an expiry period of ten years.

The share option scheme is continually reviewed in the light of emerging trends to align the scheme better with shareholder interests.

Shares under option

Liberty Group operates four share incentive schemes, being the Liberty Group Staff Share Incentive Scheme, Liberty Group Senior Executive Share Option Scheme, the Liberty Group Share Trust and the Liberty Group Share Incentive Scheme.

In terms of the rules of the Liberty Group Share Trust, Liberty Group Limited may advance funds to the share trust for purposes of acquiring shares in Liberty Group Limited in the market for delivery against outstanding share options. At 31 December 2004 the loan to the Liberty Group Share Trust was R18 million (2003: R37 million). The loan is adjusted to the lower of cost or the market value of the underlying shares. The shares held by the Share Trust are reserved for delivery to qualifying staff under the approved general staff scheme (note 36 on page 115).

Liberty Group share options are granted to executive directors and permanent employees only. In relation to share options granted:

- The specific grant is not subject to prior shareholder approval, as the share option schemes have been approved by shareholders in general meeting. Any amendments to the schemes are submitted for shareholder approval.
- No options are issued at a pricing discount.
- The directors have the discretion to vary the vesting periods and this discretion has been applied in certain instances. Typically, the options are granted with vesting of 50%, 75% and 100% in years 3, 4 and 5 respectively.
- Option holders are not entitled to dividends and do not have voting rights.

Review of long-term incentives

Review of the group's long-term incentive scheme has been undertaken to ensure both alignment to the future long-term objectives of the company, and the change in tax legislation around share option schemes. As a result, the new Liberty Life Equity Growth Scheme will be submitted for shareholder approval at the annual general meeting of the company to be held on 23 May 2005.

Shares under option at 31 December 2004

Liberty Group Limited

Date granted	Price payable per share	Vesting expiry date	Shares under option at beginning of year	Options granted during year	Options implemented during year	Options cancelled during year	Shares under option at end of year	Options exercised at end of year [1]
18/05/98	R100,14	31/03/06	5 000				5 000	–
28/08/98	R23,14	31/03/06	10 500				10 500	10 500
10/09/98	R36,44	31/03/06	135 563		56 240	4 072	75 251	75 251
28/09/99	R37,00	31/03/06	1 666 493		592 473	53 812	1 020 208	947 855
15/11/99	R47,20	30/09/05	857 701		336 870	9 435	511 396	484 521
18/02/00	R57,90	30/09/05	244 200			58 500	185 700	178 300
14/04/00	R45,30	30/09/05	908 501		312 593	11 774	584 134	584 134
17/07/00	R53,80	31/03/06	46 200			16 000	30 200	5 300
21/11/00	R46,30	30/09/06	396 200		80 298	46 699	269 203	249 703
03/04/01	R48,50	31/03/07	915 583		319 563	7 179	588 841	547 101
10/04/01	R45,10	31/03/07	1 137 700		195 693	39 757	902 250	855 600
16/04/02	R58,20	31/03/08	1 006 500			67 500	939 000	863 600
16/10/02	R54,10	30/09/08	13 200				13 200	13 200
14/03/03	R49,75	31/03/09	1 652 300		26 095	146 905	1 479 300	1 399 200
02/06/03	R48,50	31/03/09	166 000				166 000	166 000
01/07/03	R50,60	31/03/09	110 700			110 700	–	–
12/09/03	R50,00	31/03/09	30 000				30 000	30 000
24/11/03	R49,85	30/09/09	118 800			5 000	113 800	108 800
15/03/04	R54,25	31/03/10		1 273 900	2 046	70 754	1 201 100	1 105 800
02/08/04	R51,30	31/03/10		125 000			125 000	125 000
01/09/04	R55,00	31/03/10		120 000			120 000	120 000
15/11/04	R63,55	30/09/10		121 000			121 000	–
02/12/04	R63,99	30/09/10		100 000			100 000	–
			9 421 141	**1 739 900**	**1 921 871**	**648 087**	**8 591 083**	**7 869 865**

Market value of shares under option: R572 million (2003: R509 million)

Closing price for a Liberty Group Limited ordinary share on 31 December 2004: R66,60 (31 December 2003: R54,00)

The majority of the above options have vesting periods of 50%, 75% and 100% after years 3, 4 and 5 from date of grant. However, the implementation of the options are currently restricted only to the 31 March or 30 September after the vesting date in any particular year and expire on the tenth anniversary from date of grant of the options.

The vesting dates remain unaffected.

[1] *Despite having been exercised, the right to implement and trade these shares is only permissable from the vesting expiry date. These exercised options are included in the shares under option at end of year.*

Retention agreements

Where employees are key to the long-term growth of the group or are of a very specialist nature, the company will, in select circumstances, enter into agreements in terms of which a retention payment is made, with terms and conditions for repayment should any such individual leave before the expiry of stipulated periods.

In selective cases sign-on payments are made to attract key talent to the group, with appropriate time frames and conditions for repayment. The remuneration committee approves all retention agreements.

Terms of service

In terms of the articles of association, directors are normally required to retire at the age of 70. Shareholders have the power to appoint directors at the annual general meeting. The boards of directors have the power to fill casual vacancies, subject to the confirmation of such appointments at the first annual general meeting following the date of appointment.

In terms of the articles of association of Liberty Group Limited, one third of the non-executive directors are required to retire annually by rotation, but may offer themselves for re-election.

M J D Ruck is required to give three months' notice to terminate his services as chief executive of Liberty Group in terms of his employment contract.

Remuneration for 2004

The remuneration and fees received by the directors for 2004, together with share options granted to and gains made by executive directors during the year, are as follows:

Disclosure of directors' remuneration

Liberty Group Limited

	Company	
	2004 R'000	2003 R'000
Directors' emoluments		
Chairman's and non-executive directors' fees	**1 649**	1 436
Executive directors	**10 723**	14 873
Basic salaries	**4 201**	5 251
Bonuses and performance related payments	**5 290**	3 338
Expense allowances	**184**	495
Retirement and medical benefits	**556**	931
Other incentives and benefits	**324**	4 660
Gains on implementation of share options (4)	**168**	198
Total emoluments (with the exception of gains on implementation of share options, all paid by the company)	**12 372**	16 309
Chairman and non-executive directors' total emoluments comprise:		
D E Cooper	**850**	850
A W B Band	**50**	12
D A Hawton	**155**	140
W S MacFarlane	**–**	69
S J Macozoma	**104**	–
L Patel	**75**	–
M Rapp	**50**	50
A Romanis	**115**	115
M J Shaw	**200**	188
S P Sibisi	**50**	12
	1 649	1 436

Executive directors' total emoluments comprise:

	Basic salaries R'000	Performance related payments R'000	Retirement and medical benefits R'000	Expense allowances R'000	Other incentives and benefits R'000	Gains on implementation of share options [4] R'000	Total emoluments R'000
2004							
Paid by company							
M J D Ruck	**3 047**	**5 040**	**314**	**12**	**282**	**–**	**8 695**
H I Appelbaum	**1 154**	**250**	**242**	**172**	**42**	**168**	**2 028**
	4 201	**5 290**	**556**	**184**	**324**	**168**	**10 723**
2003							
Paid by company							
Current directors	2 840	200	411	182	3 187	167	6 987
M J D Ruck [3]	1 758	–	182	9	3 148[1]	–	5 097
H I Appelbaum	1 082	200	229	173	39	167	1 890
Former directors	2 411	3 138	520	313	1 473	31	7 886
R C Andersen	1 012	1 400	244	77	45	–	2 778
M A Bloom	295	737	59	37	46	–	1 174
M J Jackson	610	539	128	131	1 076[2]	–	2 484
D S Nohr	494	462	89	68	306	31	1 450
	5 251	3 338	931	495	4 660	198	14 873

[1] *Includes a sign-on bonus of R3 million. 100% of the bonus is repayable if M J D Ruck leaves Liberty Group Limited prior to 31 May 2005, and 50% is repayable if he leaves during the period 1 June 2005 and 31 May 2006.*

[2] *Includes a severance payment on retirement*

[3] *Joined Liberty with effect from 1 June 2003*

[4] *The gain on implementation of share options is the difference between the strike price of the option (at date of grant) and the market price of the shares on the implementation date.*

Movement in executive directors' interests in shares under option

Liberty Group Limited

Date granted	Price payable per share	Vesting expiry date	Shares under option at beginning of year	Options granted during year	Options implemented during year	Shares under option at end of year
H I Appelbaum			45 309		11 204	34 105
10 September 1998	R36,44	30/03/06	15 000		7 500	7 500
28 September 1999	R37,00	31/03/06	13 826		3 704	10 122
3 April 2001	R48,50	31/03/07	16 483			16 483
M J D Ruck			166 000	200 000		366 000
2 June 2003	R48,50	31/03/09	166 000			166 000
15 March 2004	R54,25	31/03/10		200 000		200 000
			211 309	**200 000**	**11 204**	**400 105**

Interest of directors, including their families, in share capital of Liberty Group Limited

Direct interests

	Company	
	2004 Number of shares	2003 Number of shares
Beneficial (ordinary shares of 10 cents each)		
H I Appelbaum	**45 522**	46 612
A Romanis	**230 876**	254 623
	276 398	301 235

Indirect interests

By virtue of either directorship in, or material shareholdings held directly or indirectly by, Standard Bank Group Limited 54,7% (2003: 54,7%) in the issued ordinary share capital of Liberty Holdings Limited and by virtue of Liberty Holdings Limited owning 50,2% (2003: 54,2%) of the issued ordinary share capital of Liberty Group Limited, Prof L Patel, Messrs A W B Band, D E Cooper, D A Hawton, S J Macozoma, J H Maree, M J D Ruck, A Romanis, M J Shaw and Dr S P Sibisi (2003: Prof L Patel, Messrs A W B Band, D E Cooper, D A Hawton, S J Macozoma, J H Maree, M Rapp, M J D Ruck, A Romanis, M J Shaw and Dr S P Sibisi), all being directors of Liberty Group Limited and/or Liberty Holdings Limited and/or Standard Bank Group Limited, had in aggregate an indirect beneficial and non-beneficial interest in 138 755 684 (2003: 148 928 570) ordinary shares in Liberty Group Limited at 31 December 2004.

By virtue of Mr S J Macozoma's directorship and 20% shareholding in Safika Holdings (Proprietary) Limited (Safika) and by virtue of Safika owning 2,24% (2003: nil%) of Liberty Group Limited, Mr S J Macozoma had an additional indirect beneficial interest in 1 238 215 (2003: nil) ordinary shares in Liberty Group Limited at 31 December 2004.

By virtue of their participation in the Black Managers' Trust, Prof L Patel and Dr S P Sibisi each have an indirect beneficial interest in 100 000 ordinary shares in Liberty Group Limited.

There have been no changes to the interests of directors, including their families, in share capital as disclosed above to date of approval of the annual financial statements, namely 1 March 2005.

Directors' meetings

The number of directors' meetings and number of meetings attended by each of the directors during the year were:

	Board of directors				Group audit and actuarial committee		Group risk committee		Group remuneration committee		Group transformation committee	
Liberty Group Limited	**A1**	**B1**	**A2**	**B2**	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**
D E Cooper	4	4	2	2					2	2		
H I Appelbaum	4	4	2	2								
A W B Band	4	4	2	2								
S Handler [(1)]	–	–	–	–	2	2	2	2				
D A Hawton	4	4	2	1	4	4	4	4	2	2		
S J Macozoma [(2)]	4	3	2	0							1	1
J H Maree	4	4	2	2							1	1
L Patel	4	4	2	2							1	1
M Rapp [(3)]	4	3	2	0								
A Romanis	4	4	2	2	4	4	4	4				
M J D Ruck	4	4	2	2							1	1
M J Shaw	4	4	2	1	4	4	4	4	2	2		
S P Sibisi	4	2	2	2								

Column A indicates the number of meetings held during the year while the director was a member of the board or committee. In the case of meetings of the board of directors, A1 are the regular scheduled meetings and A2 are special meetings;.

Columns B1 and B2 indicates the number of meetings attended by the director during the year while the director was a member of the board or committee.

(1) Mr S Handler, a retired executive director of Liberty Group Limited, served on selected board committees. He resigned from all committees on 29 July 2004.

(2) Mr S J Macozoma recused himself from the board meetings held on 8 June and 14 July 2004 at which Liberty Group's Black Empowerment transaction was considered.

(3) Mr M Rapp retired on 31 December 2004.

Group transformation committee

Members

Mr S J Macozoma (chairman and non-executive director) and Prof L Patel (independent non-executive director), as well as Messrs J H Maree (non-executive director) and M J D Ruck (chief executive).

Principal objectives

The group transformation committee was constituted during 2004 and its principal objectives are to:

- develop and maintain appropriate policies and guide transformation initiatives within the Liberty Group;
- monitor the implementation of transformation policies, practices and procedures to ensure compliance with current and evolving legislation and related regulations in South Africa, with particular reference to the Financial Sector Charter;
- ensure that the group meets the requirements of the Financial Sector Charter and that any issues arising therefrom are addressed; and
- monitor achievements against targets and report thereon to the boards.

Meetings

Group transformation committee meetings are held at least twice a year.

Risk management

Responsibility for risk management

The boards acknowledge their responsibility for establishing and communicating appropriate risk and control policies and ensuring that adequate risk management processes are in place. A group risk committee, being a committee of the Liberty Group Limited board, is in place to assist the board in discharging its risk management obligations. Details of this committee are set out on page 40 of this report.

A significant part of the Liberty Group's business involves the acceptance and management of risk. Primary responsibility for risk management at an operational level rests with the executive committee and business unit managing directors. The Liberty Group's risk management processes, of which the systems of internal, financial and operating controls are an integral part, are designed to control and monitor risk throughout the Liberty Group. For effectiveness, these processes rely on regular communication, sound judgement and a thorough knowledge of products and markets by the people closest to them. Management and various specialist committees are tasked with integrating the management of risk into the day-to-day activities of the group. Details of these management committees are set out on pages 51 and 52 of this report. Business unit risk management functions have been established with the aim of exercising oversight within the business units and group internal audit services provide assurance to the group audit and actuarial committee as to the adequacy of internal, financial and operating controls.

As risk management continues to evolve both locally and globally, the Liberty Group's processes and structures are constantly reviewed. The group risk executive co-ordinates the Liberty Group's internal audit, compliance, financial control and risk management activities. Liberty Group maintains a strong relationship with the Standard Bank Group Risk department.

Group risk management

A group risk management function has been established, with the aim of developing, communicating and overseeing the processes for identifying, evaluating and managing the significant risks faced by the Liberty Group on an ongoing basis. Regular oversight by the group risk committee takes place.

A risk management framework and process for the Liberty Group has been developed and implemented. The framework requires that all business units of the Liberty Group establish processes for identifying, evaluating and managing the key risks faced by the Group. Workshops have been held and processes are being rolled out to facilitate the ongoing formalised identification, rating and ranking of the significant risks faced by the Liberty Group.

Management is involved in the review of existing controls and risk management procedures, as well as the development of action plans where enhancements can be made to existing procedures.

Internal, financial and operating controls

The boards acknowledge their responsibility for ensuring that the Liberty Group implements and monitors the effectiveness of systems of internal, financial and operating controls. These systems are designed to guard against material misstatement and loss.

The identification of risks and the detailed design, implementation and monitoring of adequate systems of internal, financial and operating controls to manage such risks are delegated to executive management by the boards. The group audit and actuarial committee reviews these matters regularly on behalf of the boards.

Even effective systems of internal, financial and operating controls, no matter how well designed, have inherent limitations, including the possibility of circumventing or overriding such controls. Such systems can therefore not be expected to provide absolute assurance. Effective systems of internal, financial and operating controls, therefore, aim to provide reasonable assurance as to the reliability of financial information and, in particular, of the financial statements.

Moreover, changes in the business and operating environment could have an impact on the effectiveness of such controls which, accordingly, are reviewed and reassessed continuously.

The Liberty Group maintains internal, financial and operating controls that are designed to provide reasonable assurance regarding:

- the safeguarding of assets against unauthorised use or dispossession;
- compliance with applicable laws and regulations; and
- the maintenance of proper accounting records and the adequacy and reliability of financial information.

The external and internal audit functions assist in providing the boards and executive management with monitoring mechanisms for identifying risks and assessing controls appropriate to managing such risks.

The boards have not been made aware of any issue that would constitute a material breakdown in the functioning of these controls up to the date of this report.

Business continuity and technology recovery

A comprehensively documented process is in place to allow the critical business processes to continue operations at an alternate business location in the event of a large-scale incident disrupting business activity. Extensive testing of the business recovery programme has commenced and will continue on a cyclical basis.

A significant investment has been made in the acquisition of a second highly secure operational computer room, as well as contractual access to a syndicated cold site third computer room, to ensure sustainable availability of all computer services. Testing of both the high availability computer room and the cold site will continue on a cyclical basis.

Compliance

The primary role of the group compliance function is to minimise regulatory risk by assisting management in complying with statutory, regulatory and supervisory requirements. The group compliance function, together with the compliance functions of the business units, facilitates the management of compliance through analysis of statutory/regulatory requirements, training, monitoring and other services. The group compliance function reports to the group risk executive, with regular oversight exercised by the group audit and actuarial committee.

Internal audit

The internal audit functions of the Liberty Group are located in group internal audit services. The Liberty Group's internal auditors perform a review and appraisal of the Group's operational activities and operate with the full authority of the group audit and actuarial committee.

Group internal audit services is charged with examining and evaluating the effectiveness of the Liberty Group's operational activities, the attendant business risks and the systems of internal, financial and operating controls, with major weaknesses being brought to the attention of the group audit and actuarial committee, the external auditors and members of senior executive management for their consideration and remedial action. The work of group internal audit services is focused on the areas of greatest risk within the Liberty Group as determined by a risk assessment process. The output from this process is summarised in a plan, which is approved by the group audit and actuarial committee. The head of group internal audit services reports to the group risk executive and has direct access to the chairman of the group audit and actuarial committee.

All reports issued by group internal audit services are circulated to the external auditors for their perusal, comment and, where appropriate, action.

Forensic services

Group forensic services provides fraud prevention, detection and investigation services to support business unit management in meeting their objective of minimising fraud risk.

The Liberty Group treats this risk very seriously and has had a fraud policy in place for a number of years. This policy makes no distinction as to the perpetrator's background, status, level in the Liberty Group or personal circumstances. Criminal proceedings are instituted where applicable.

An internal fraud hotline and intranet reporting facility also ensures that irregularities are timeously reported and a whistle-blowing policy aims to promote staff participation in the reporting of fraud.

Group forensic services reports to the group risk executive.

External audit

PricewaterhouseCoopers Inc. is the Liberty Group's appointed firm of external auditors. In addition to the audit of Liberty Group's domestic and offshore operations, PricewaterhouseCoopers also audits the Liberty Group's statement of embedded value.

The boards have approved a policy governing the provision of non-audit services by the Group's external auditors. The policy requires the group audit and actuarial committee's prior approval for any non-audit assignment with a fee in excess of R250 000. The code of ethics for professional accountants published by the International Federation of Accountants is used as a guide by members of the group audit and actuarial committee in determining whether or not any proposed non-audit services would substantively impair the independence of the external auditors.

Management committees

The following committees are not committees of the boards of directors. These committees are management committees that are responsible for governing key aspects of the business of the Liberty Group.

Group executive committee

Members

Mr M J D Ruck (chairman), Ms L Dewey, Messrs M Alexander, H I Appelbaum, D R de Klerk, M L Garbutt, B J Hemphill, L I Izikowitz, A C Lonmon-Davis, I H Maron, B A Malabie, M J H Smale, R G Tomlinson and A J Woolfson.

Primary objectives and meetings

The group executive committee meets at least monthly and is constituted to assist the chief executive with the management of the Liberty Group. This committee is responsible for guiding and controlling the overall direction of business units and group companies in line with the strategic plan as approved by the board. This committee also acts as a medium of communication between the business units and group companies.

The various management committees detailed below, which, *inter alia,* are tasked with integrating the management of risk into day-to-day activities, are all represented at the group executive committee.

Leadership talent review committee

Members

Mr M J D Ruck (chairman), Messrs D R de Klerk, M L Garbutt, B J Hemphill, L I Izikowitz, A C Lonmon-Davis, B A Malabie, I H Maron, M J H Smale, R G Tomlinson and A J Woolfson.

Primary objectives and meetings

To ensure that the Liberty Group attracts, retains, develops and utilises the required high-level people to achieve its strategic objectives by:

- developing a succession plan for all key positions;
- reviewing people changes and trends and taking corrective action as and when required;
- assuming a proactive role in the development and monitoring of key individuals' career development; and
- reviewing progress made across the Liberty Group in meeting employment equity targets.

This committee meets four times a year.

Product committee

Members

Mr A C Lonmon-Davis (chairman), Messrs D R de Klerk, M L Garbutt, C G Landman, B A Malabie, I H Maron, M J D Ruck, M J H Smale, A J Woolfson and Ms L Dewey.

Primary objectives and meetings

The product committee meets monthly to assess whether all new products conform to the Liberty Group's predetermined requirements and standards such as appropriate margins, investment backing, legal, underwriting, taxation considerations and, where appropriate, currency risks, as well as the Liberty Group's administrative capabilities for managing these products.

Asset/liability matching committee

Members

Mr A C Lonmon-Davis (chairman), Messrs J B Hemphill, J W S Koel, P A Lancaster, G Potgieter, A J Miller, A P du Plessis, E Shear and H G Viljoen.

Primary objectives and meetings

This committee's primary focus is the matching of assets and liabilities. It also oversees the high-level asset mix parameters for various products and portfolios and is tasked with agreeing benchmarks and mandates for performance of each investment portfolio in conjunction with STANLIB. This committee meets monthly.

Underwriting committee

Members

Mr A C Lonmon-Davis (chairman), Messrs R Duffton, P A Lancaster, K G Manley, Dr M van der Walt and Ms A van Heerden.

Primary objectives and meetings

The committee meets quarterly to review underwriting standards and claims experience. It also monitors reinsurance retention limits and stop loss limits.

Capital management committee

Members

Mr D R de Klerk (chairman), Messrs J C Hubbard, C G Landman, A C Lonmon-Davis, B A Malabie, A J Miller, S C Rider, M J D Ruck and J Sturgeon.

Primary objectives and meetings

This committee's primary focus is the management of shareholders' capital. Both the level and mix of capital is considered. This committee also monitors specific assets in the shareholders' portfolio and realigns the portfolio according to prevailing market conditions. The committee meets at least monthly.

Company secretarial function

The company secretary is required to provide the directors of the company, collectively and individually, with guidance on their duties, responsibilities and powers. He is also required to ensure that the directors are aware of legislation relevant to, or affecting, the company and to report at any meetings of the shareholders of the company or of the company's directors any failure to comply with such legislation, including the JSE listings requirements.

The company secretary is required to ensure that minutes of all shareholders' meetings, directors' meetings and the meetings of any committees of the directors are properly recorded and that all required returns are lodged in accordance with the requirements of the Companies Act. The administration of the closed period for dealing in listed securities of the Liberty Group and the induction of new directors are also the responsibility of the company secretary.

Shareholders

Liberty Group Limited

As at 31 December 2004, Liberty Group Limited had 8 037 shareholders, consisting of individuals, corporate investors and financial institutions.

	Number of shareholders	%	Number of shares	% of issued shares
Composition of shareholders				
Non-public shareholders	10	0,12	166 548 034	60,22
Directors and directors' associates	3	0,04	1 514 613	0,55
Own holdings	2	0,02	481 592	0,17
Liberty Holdings Limited	1	0,01	138 755 684	50,17
Empowerment vehicles	4	0,05	25 796 145	9,33
Public shareholders	8 027	99,88	110 044 873	39,78
	8 037	100,00	276 592 907	100,00
Ten largest shareholdings				
Liberty Holdings Limited			138 755 684	50,17
RMB Asset Management			30 218 261	10,93
BEE transaction entities			25 796 145	9,33
Investec Asset Management			15 799 510	5,71
Sanlam Investment Management			11 669 936	4,22
Old Mutual Asset Managers			8 402 696	3,04
STANLIB Asset Management			3 980 641	1,44
Rand Merchant Bank Limited			2 718 062	0,98
Metropolitan Asset Managers			2 665 004	0,96
Metal Industries Beneficial Funds Administrators			1 580 281	0,57
Total			241 586 220	87,35

Distribution of shareholders

Holdings	Number of shareholders	%	Number of shares	% of issued shares
1 – 1 000	5 924	73,71	1 467 864	0,53
1 001 – 10 000	1 445	17,98	4 349 968	1,58
10 001 – 100 000	493	6,13	16 854 723	6,09
100 001 – 1 000 000	152	1,89	42 211 256	15,26
1 000 001 – and over	23	0,29	211 709 096	76,54
	8 037	100,00	276 592 907	100,00

Details of the movements in the Liberty Group Limited's share price are included in the review of past six years on pages 6 and 7.

Code of business ethics

The Liberty Group subscribes to the highest levels of professionalism and integrity in conducting its business and dealings with stakeholders. All Liberty Group employees and representatives are expected to act in a manner that inspires trust and confidence from the general public.

The Liberty Group has formalised a code of ethics, which prescribes the Liberty Group's approach to business ethics and its obligations to clients, shareholders, employees, representatives, suppliers, the general public and the authorities. Responsibility for compliance with the code has been delegated to the business unit heads.

This code of ethics, which has been, and will continue to be, the subject of a dialogue with the Liberty Group's employees and representatives, specifies the following basic approach to business ethics:

- Commercial businesses should operate and compete in accordance with the principles of free enterprise;
- Free enterprise is, nevertheless, constrained by the observance of law and of generally accepted principles governing ethical behaviour in business;
- Ethical behaviour is founded on the concept of utmost good faith and characterised by integrity and reliability;
- Ethical business activities will benefit all participants through a fair exchange of value or satisfaction of need;
- The creation and enjoyment of profit is both a legitimate component of this exchange and an incentive to continue in business;
- Other than the observance of legal and ethical business practices, we expect no favours from our competitors nor should they expect any from us;
- We expect equivalent standards of ethical behaviour from those individuals and companies with whom we conduct business;
- It is incumbent upon the Liberty Group to strive for excellence in its ethical standards, as in any other aspect of its activities:
- We will at all times adhere to the principles of sound corporate governance and 'zero tolerance' of fraud and corruption in our business.

The Liberty Group places a high value on integrity, honesty and trust. Reference and criminal checks are carried out on all job applicants and their qualifications are verified before offers of employment are made. Similarly, agents are required to meet stringent criteria before being recruited. The principle of 'zero tolerance' of fraud and corruption will continue to be applied. All employees are required to report all incidences of suspected or actual fraudulent events or other financial irregularities to Group Forensic Services for investigation. The induction training of new employees includes a module dealing with the code of ethics, compliance therewith and the Liberty Group's stance on fraud. Existing policies on the reporting of breaches of the code of ethics ensure confidentiality and protection to persons making reports, as outlined by the Protected Disclosure Act, 2000. Internal disciplinary procedures are fully compliant with the Labour Relations Act, 1995. To encourage employees to be more vigilant and proactive in the combating of fraud, a reward system for 'whistleblowing' is operational.





Liberty Group Limited

(Registration number 1957/002788/06)

ANNUAL FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

Approval of the Annual Financial Statements

for the year ended 31 December 2004

The directors accept responsibility for the preparation, integrity and fair presentation of the company annual financial statements, the group annual financial statements and related information included in this annual report. These financial statements have been prepared using appropriate accounting policies, supported by reasonable and prudent judgements and estimates, in conformity with South African Statements of Generally Accepted Accounting Practice, taking into account the nature of the business and in the manner required by the Long-term Insurance Act, 1998 and the South African Companies Act, 1973. The directors are of the opinion that the financial statements fairly present the financial position of the company and the group. The independent auditors are responsible for reporting on these financial statements and were given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the board of directors and committees of the board. The directors believe that all representations made to the independent auditors during the audit are valid and appropriate. The directors further accept responsibility for the maintenance of accounting records, which may be relied upon in the preparation of the financial statements, as well as adequate systems of internal financial control. Internal financial and operating controls are described in the corporate governance review on pages 36 to 54 of the annual report.

The directors have reviewed the 2005 budget and cash flow forecasts for the company and the group. On the basis of this review, and in light of the current financial position and existing borrowing facilities, the directors consider that the company and the group have adequate resources to continue in operation for the foreseeable future and have continued to adopt the going concern basis in preparing the financial statements.

The company annual financial statements and the group annual financial statements which appear on pages 58 to 64 and pages 72 to 115 were approved by the board of directors and are signed on its behalf by:

D E Cooper
Chairman

M J D Ruck
Chief executive

Johannesburg
1 March 2005

Report of the Independent Auditors on the Annual Financial Statements

To the members of Liberty Group Limited

We have audited the company annual financial statements and group annual financial statements of Liberty Group Limited set out on pages 58 to 64 and pages 72 to 115 for the year ended 31 December 2004. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion the financial statements fairly present, in all material respects, the financial position of the company and of the group at 31 December 2004 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the South African Companies Act, 1973.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg
1 March 2005

The directors of Liberty Group Limited have pleasure in presenting their report, which forms part of the audited annual financial statements of the group for the year ended 31 December 2004.

1. Main business activities

The Liberty Group's main business activity comprises the provision of life assurance and investment products to individuals and corporates in Southern Africa. Further details of the group's operations and activities are set out on pages 8 to 35 of the annual report.

2. Review of results

Headline earnings for the group increased from R950 million (346,4 cents per share) in 2003 to R1 252 million (460,4 cents per share) in 2004. Embedded value per share increased from R57,58 at 31 December 2003 to R67,25 at 31 December 2004. Indexed new business premiums increased by 9,9% from R3 808 million in 2003 to R4 186 million in 2004. New business margins increased to 24,4% from 19,9% in the prior year while net cash inflows from insurance operations decreased from R4 497 million in 2003 to R3 640 million in 2004. Further details on the results of operations are included in the chief financial officer's review on pages 14 to 23 of the annual report. Business unit reviews are included in the annual report on pages 26 to 35.

3. Changes in group structure

Shareholders of Liberty Group Limited approved on 15 October 2004 a scheme in terms of which Liberty has entered into a series of transactions which has resulted in 9,33% of the issued share capital being owned by broad-based black groupings.

Liberty facilitated the transactions by utilising R1 251 million of available cash resources to invest in preference shares of Safika (2,24% holding in Liberty Group Limited), Shanduka (1,49% holding in Liberty Group Limited), The Black Managers' Trust (3,73% holding in Liberty Group Limited) and the Community Trust (1,87% holding in Liberty Group Limited), who in turn utilised the cash to acquire a total of 25 796 206 (9,33%) Liberty Group Limited ordinary shares from existing shareholders at R48,50 per share, pro rata to their existing holdings.

Further details on the transaction are included in note 35 and on pages 24 to 25 of the annual report.

4. Share capital

There were no changes in the authorised share capital of the company during the financial year. During the year, 1 921 871 (2003: 1 051 529) ordinary shares were issued at an average premium of R43,34 (2003: R37,13) per share in terms of the Senior Executive Share Option Scheme, Share Trust and Group Share Incentive Scheme.

5. Events after balance sheet date

No material facts or circumstances have arisen between the dates of the balance sheet and this report which affects the financial position of the group as reflected in these financial statements.

6. Management by a third party

STANLIB Asset Management Limited, in which Liberty holds a 37,4% interest, manages the bulk of Liberty's policyholder assets. Liberty has a contractual right to appoint the chief executive of STANLIB Asset Management.

7. Dividends paid and declared

The board's intention is to declare two dividends (interim and final) per annum:

Interim

On 11 August 2004, an interim dividend of 162 cents (2003: 162 cents) was declared to shareholders recorded at the close of business on 3 September 2004 and was paid on 13 September 2004.

Final

On 1 March 2005, a final dividend of 153 cents (2003: 116 cents) was declared to shareholders recorded at the close of business on 8 April 2005, to be paid on 11 April 2005.

The board's dividend policy is contained in the chief financial officer's review on page 23.

8. Directorate and secretary

Particulars of directors are contained on page 13 of the annual report.

The following change in directorate has taken place since the last annual report issued on 2 March 2004:

M Rapp retired as director on 31 December 2004.

The company secretary is Vincent Barnard. The address of the company secretary is that of the registered office as stated on page 127 of this annual report.

9. Direct and indirect interest of directors, including their families, in share capital

At the date of this report, the directors held, directly and indirectly, interests in the company's ordinary issued share capital as reflected on page 47 of the annual report.

There have been no changes to the interests of directors, including their families, in share capital as disclosed above to date of approval of the annual financial statements, namely 1 March 2005.

10. Shares under option

Liberty Group operates four share incentive schemes, being the Liberty Group Staff Share Incentive Scheme, Liberty Group Senior Executive Share Option Scheme, the Liberty Group Share Trust and the Liberty Group Share Incentive Scheme. In terms of the rules of the Liberty Group Share Trust, Liberty Group Limited may advance funds to the Share Trust for purposes of acquiring shares in Liberty Group Limited in the market for delivery against outstanding share options. At 31 December 2004 the loan to the Liberty Group Share Trust was R18 million (2003: R37 million). The loan is adjusted to the lower of cost or the market value of the underlying shares. The shares currently held by the Liberty Share trust are reserved for delivery to qualifying staff under the approved general staff scheme (note 36 of Liberty Group annual financial statements). Share options are granted to executive directors and permanent employees only. In relation to share options granted:

- The specific grant is not subject to prior shareholder approval, as shareholders in general meeting have approved the share option schemes. Any amendments to the schemes are also submitted for shareholder approval.
- No options are issued at a pricing discount.
- The directors have the discretion to vary the vesting periods and this discretion has been applied in certain instances. Typically, the options are granted with vesting of 50%, 75% and 100% in years 3, 4 and 5 respectively.
- Option holders are not entitled to dividends and do not have voting rights.

An analysis of Liberty Group Limited's ordinary shares under option at 31 December 2004 is included in the annual report on page 44.

An analysis of movement in executive directors' interests in shares under option at 31 December 2004 is included in the annual report on page 46.

11. Contracts

Other than detailed in the Black Economic Empowerment transaction on pages 24 and 25, no material contracts involving directors or any of their associates were entered into in the year under review.

12. Proposed acquisition of Capital Alliance Holdings Limited

On 1 December 2004, Capital Alliance Holdings Limited (CAHL) and Liberty Group Limited (Liberty) (both incorporated in the Republic of South Africa) jointly announced on the securities exchange news service of the JSE Securities Exchange South Africa (JSE) Liberty's intention to make an offer to acquire all the shares in the issued share capital of CAHL other than those already held by Liberty, Liberty Active Limited (a wholly owned subsidiary of Liberty) and Capital Alliance Special Finance (Proprietary) Limited (a wholly owned subsidiary of CAHL) (excluded parties).

12. Restructuring and acquisitions during the year (continued)

Liberty intends to implement the offer by way of a scheme of arrangement in terms of section 311 of the Companies Act, No. 61 of 1973, as amended, between CAHL and its shareholders (proposed transaction).

The acquisition of the issued share capital of CAHL by Liberty is conditional on the requisite majority of shareholders of CAHL approving the proposed transaction, the High Court of South Africa sanctioning the proposed transaction and the approval of the South African competition authorities and the South African Registrars of Long-term and Short-term Insurance and all other regulatory approvals or consents necessary for the implementation of the proposed transaction being obtained.

The proposed transaction, if implemented, will have the effect that CAHL shareholders, other than the excluded parties, shall be deemed to have disposed of (and shall be deemed to have undertaken to transfer) all of the CAHL shares held by them to Liberty, which shall acquire ownership of such shares. In addition, the listing of CAHL shares on the JSE will be terminated.

The shares will be acquired at a price of R17,50 per share, to be paid by Liberty, together with a final dividend of R1,00 per share, to be paid by CAHL.

Capital Alliance is a proven integrator of life books that specialises in the reduction of back office and administration costs through the improvement of service levels and operational efficiencies.

The total purchase price consideration is as follows:

Issued share capital (shares)	190 470 794
Less shares held directly and/or indirectly by Liberty (shares)	(4 663 903)
Less shares held by CAHL Special Finance (shares)	(8 994 409)
Total issued share capital to be acquired (shares)	176 812 482
Acquisition price (R/share)	17,50
Purchase price consideration (R million)	3 094

It is expected to have the deal fully implemented by the end of April 2005. Ian Kirk, chief executive of Capital Alliance, will subsequently be appointed as deputy chief executive, Liberty Group. At time of the offer CAHL had a market capitalisation of R2,9 billion on the JSE.

13. Holding companies

Liberty Holdings Limited holds 50,2% of Liberty Group's issued share capital with Standard Bank Group Limited holding 54,7% of Liberty Holdings Limited.

14. Subsidiaries

Interests in subsidiary companies and joint ventures are detailed in note 7 and 8 on the financial statements respectively.

15. Shareholders

As at 31 December 2004, Liberty Group Limited had 8 037 shareholders, consisting of individuals, corporate investors and financial institutions.

Details of the movements in the Liberty Group Limited's share price as well as volumes traded and an analysis of Liberty Group Limited's ordinary shares at 31 December 2004 are included on pages 6, 7 and 53 of this annual report.

16. Insurance

The group protects itself against the effects of crime and third party claims by carrying comprehensive crime and professional indemnity cover with R5 million for its own account, whereafter the risks are fully insured up to R200 million.

17. Borrowing powers

In terms of the company's articles of association the amount which the group may borrow is unlimited. The directors' authority to borrow is however restricted to R2 796 million (2003: R1 877 million) without prior approval by the shareholders through an ordinary resolution.

1 March 2005

Consolidated actuarial balance sheet at 31 December	Group 2004 Rm	2003 Rm
Assets		
Total assets	**109 598**	96 558
Less liabilities	**101 104**	87 776
Policyholders' liabilities	**98 049**	83 840
Liabilities under insurance contracts	**65 921**	56 296
Liabilities under investment contracts	**32 128**	27 544
Other liabilities	**3 055**	3 936
Excess of assets over liabilities	**8 494**	8 782
Represented by:		
Shareholders' funds	**8 494**	8 782
Capital adequacy requirement	**3 954**	3 403
Capital adequacy requirement: times covered	**2,1**	2,6

1. Certification

I have conducted an investigation into the financial position of Liberty Group Limited (company) at 31 December 2004. I certify that the actuarial valuation was carried out on the basis described below in accordance with the guidance notes on the Financial Soundness Valuation issued by the Actuarial Society of South Africa (including PGN 103, PGN 104 and PGN 110). I am satisfied that the basis used to value the liabilities is consistent with the basis used for the valuation of the assets. In my opinion, the company was financially sound at the valuation date and is likely to remain financially sound for the foreseeable future. It is also my opinion that the statutory actuary's report, read together with the annual financial statements fairly presents the financial position of the company at 31 December 2004.

2. Analysis of change in excess assets

	Group 2004 Rm	2003 Rm
The excess of the value of assets over the value of liabilities has changed as follows over the year:		
Excess assets as at end of the year	**8 494**	8 782
Excess assets as at beginning of the year	**8 782**	8 588
Change in excess assets over the year	**(288)**	194
This change in excess assets is due to the following items:		
Investment return generated by shareholders' funds	**1 478**	1 131
Investment income	**903**	816
Realised investment gains	**575**	315

2. Analysis of change in excess assets (continued)

	Group	
	2004 Rm	2003 Rm
Gross earnings from shareholders' funds	**1 478**	1 131
Pre-adjusted operating profit from insurance operations	**1 001**	673
Changes in valuation bases/methods/assumptions	**(72)**	47
Goodwill amortisation	**(12)**	(78)
Shareholders' taxation	**(121)**	(182)
Management expenses	**(368)**	(334)
Preference dividend in subsidiary	**(102)**	(95)
Total earnings	**1 804**	1 162
Black Economic Empowerment transaction	**(1 273)**	
Restatement of opening retained surplus on implementation of AC 133	**–**	(92)
Subscription for shares	**83**	39
Investment losses taken directly against reserves (net of CGT)	**(57)**	(130)
Dividends paid	**(766)**	(761)
Repayment of convertible bonds	**(79)**	(24)
Total change in excess assets	**(288)**	194

3. Description of valuation basis, notes and comments (Liberty Group Limited (Company))

Valuation basis for actuarial value of investments

Investments have been valued as set out in the accounting policies.

Valuation basis for actuarial liabilities under unmatured policies

In general provision was made for the best estimate of future experience, plus prescribed margins as required in terms of guidance note PGN 104 issued by the Actuarial Society of South Africa, plus additional second-tier margins.

The best estimate assumptions relating to future mortality, morbidity, withdrawals and maintenance expenses were derived from and are consistent with recent experience obtained from various detailed investigations carried out during 2004. In setting the assumptions, provision was made for the expected increase in AIDS-related claims and for the effect of future inflation in maintenance expenses at 4,25% p.a. (2003: 5,50% p.a.) or 4,68% p.a. after the addition of the prescribed margin.

Future investment returns were related to the medium-term government stock yield prevailing at the valuation date and were set at 9,7% p.a. (2003: 11,0% p.a.) taking into account the asset mix of the fund. The before-taxation discount rate was set at the same rate. Future taxation and taxation relief were allowed for at rates and on bases applicable to Section 29A of the Income Tax Act and full allowance has been made for capital gains taxation. No allowance has been made for the taxation changes announced in the budget on the 23 February 2005.

The best estimate assumptions were strengthened by the addition of prescribed margins and further second-tier margins were added so that the shareholders' participation in profits emerges in the year in which it is earned. These second-tier margins include an allowance for the shareholders' participation in the reversionary and terminal bonus expected to be declared each year in respect of with-profit business, an allowance for the shareholders' participation in the bonus expected to be declared and a portion of the management fees levied under certain classes of market related business. In addition to the provision made in the basic reserves, second-tier margins are held for further deviations in risk experience, such as additional mortality arising from AIDS, and in respect of minimum investment guarantees.

3. Description of valuation basis, notes and comments (continued)

Liabilities for individual market related policies where benefits are dependent on the performance of underlying investment portfolios (including business with stabilised bonuses where bonuses were taken at full value) were taken as the aggregate value of the policies' investment in the investment portfolio at the valuation date, reduced by the excess of the present value of the expected future risk and expense charges over the present value of the expected future risk benefits and expenses on a policy by policy cash flow basis.

Reversionary bonus and the major non-profit classes of policies were valued by discounting the expected future cash flows at a rate of 9,32% p.a. (2003: 10,62% p.a.), being a market related rate of interest reduced by an allowance for investment expenses and the relevant prescribed margin.

Policyholders' reasonable benefit expectations have been allowed for as follows:

- In respect of reversionary bonus business by allowing for the bonus rates at the latest declared rates.
- In respect of market related business by assuming a bonus rate supported by the investment returns assumed in the valuation.
- Taking into account expectations created by legislation, marketing literature, actual past practice and industry norms.

Annuity business was valued by discounting annuity instalments and expenses at 7,98% p.a. (2003: 9,11% p.a.) being the rate of return yielded by the matching assets, reduced by an allowance for investment expenses and the relevant prescribed margin.

Liabilities for group benefit policies (including policies where the bonuses are stabilised) were established as the value of the policies' investment in the respective investment portfolios, including the face value of all bonuses (vested and unvested) declared in respect of periods up to the valuation date.

In respect of with-profit business where bonuses are stabilised, bonus stabilisation reserves are held arising from the difference between the after-taxation investment performance of the assets net of the relevant management fees and the rate of bonus declared. As a result of the investment return achieved by the underlying investment portfolios exceeding the declaration of smoothed bonuses for the year, the amount of the bonus stabilisation reserves existing at 31 December 2003 increased during 2004. No negative stabilisation reserves are held at 31 December 2004 (2003: R34 million).

A reserve for minimum investment return guarantees was calculated on a stochastic basis in accordance with PGN 110.

The liability held in respect of each policy classified as an investment contract in terms of AC 133 was not less than its surrender value.

Capital adequacy requirements

Investigations were carried out to determine the amount of the capital adequacy requirement (CAR), which provides for adverse variations in experience including an allowance for a deterioration in mortality experience arising from the AIDS pandemic. These investigations were carried out in terms of the guidance notes issued by the Actuarial Society of South Africa.

In the calculation of the investment resilience element of the capital adequacy requirement, it was assumed that equity asset values would decline by 30%, property values by 15%, and fixed interest asset values by 16%. No management action was assumed in the capital adequacy requirement calculation.

In the calculation of CAR, the termination capital adequacy requirement (TCAR) exceeded the ordinary capital adequacy requirement (OCAR), and thus the capital adequacy requirement has been based on the TCAR calculation. An allowance for AIDS is also included in the TCAR.

3. Description of valuation basis, notes and comments (continued)

Capital adequacy requirements (continued)

I am satisfied that the excess of assets over liabilities is sufficient to meet these capital adequacy requirements which amounted to R3 954 million at 31 December 2004 (R3 403 million at 31 December 2003).

Material changes in valuation basis since the previous report

Modelling and other changes were made to the valuation to re-align valuation assumptions with expected future experience. These changes resulted in a net increase in reserves of R76 million. Adjustments were also made to interest rate and inflation rate assumptions to maintain consistency between the value of liabilities and the market value of assets. In addition a release in respect of the investment guarantee reserves, due to revised volatility assumptions, was offset by setting up a volatility second-tier margin of the amount.

4. Liberty Active Limited

Actuarial balance sheet at 31 December	2004 Rm	2003 Rm
Assets		
Total assets	**10 220**	8 906
Less liabilities	**9 088**	8 019
Policyholders' liabilities	**8 641**	7 577
Liabilities under insurance contracts	**7 721**	6 719
Liabilities under investment contracts	**920**	858
Other liabilities	**447**	442
Excess of assets over liabilities	**1 132**	887
Represented by:		
Shareholders' funds	**1 132**	887
Capital adequacy requirement	**376**	344
Capital adequacy requirement: times covered	**3,0**	2,6

In regard to the financial position of Liberty Active Limited, a wholly owned subsidiary of Liberty Group Limited, an investigation was conducted by the statutory actuary of Liberty Active Limited who has certified that the assets are sufficient to meet the liabilities that will emerge under existing policies and to cover the capital adequacy requirements of that company at 31 December 2004, such values having been determined in accordance with the Actuarial Society of South Africa guidance notes.

Material changes in valuation basis since the previous report

Modelling and other changes were made to the valuation to re-align valuation assumptions with expected future experience. These changes resulted in a net decrease in reserves of R4 million.

A C Lonmon-Davis BSc (Hons), FFA, FASSA
Statutory actuary

Johannesburg
1 March 2005

To the directors of Liberty Group Limited

We have audited the group embedded value report for the year ended 31 December 2004 on pages 66 to 70 which has been prepared in accordance with the embedded value basis set out in paragraphs 1 and 6. This report should be read in conjunction with the audited annual financial statements where the policyholders' liabilities are calculated on the financial soundness valuation basis, which is on pages 58 to 64 and pages 72 to 115.

Respective responsibilities of directors and auditors

The directors are responsible for the annual financial statements, as described on page 56 as well as the group embedded value report. Our responsibilities in relation to the annual financial statements are set out on page 57.

Our responsibilities, as independent auditors, in relation to the group embedded value report are as set out in our letter of engagement agreed with the directors dated 21 October 2004, to report to the directors our opinion as to whether the group embedded value report is in all material respects in accordance with the embedded value basis set out in paragraphs 1 and 6 of the group embedded value report.

Basis of audit opinion

We conducted our audit in accordance with Statements of South African Auditing Standards. Our audit included examination, on a test basis, of evidence supporting the amounts and disclosures in the group embedded value report. The evidence included an assessment of the significant estimates and judgements made by the directors in the preparation of the group embedded value report, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group embedded value report is free from material misstatement whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group embedded value report.

Opinion

In our opinion the group embedded value at 31 December 2004 and the embedded value profits for the year then ended are, in all material respects, in accordance with the basis set out in paragraphs 1 and 6 of the group embedded value report.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg
1 March 2005

Group embedded value at 31 December 2004 and the value of new business written during 2004 in respect of Liberty Group Limited and its wholly owned subsidiary Liberty Active Limited

1. Introduction

The embedded value is a determination of the economic value of a life insurance company before making allowance for any value which may be attributed to future new business.

The embedded value consists of shareholders' net assets at fair value together with the discounted value of the projected stream of future after-taxation shareholders' profits arising from existing in-force business less a charge for the cost of capital incurred in meeting the solvency requirements of the business.

The cost of solvency capital is the present value of the difference between the assumed net investment return and the discount rate as applied to the assets supporting the projected capital adequacy requirement. To determine this cost, the capital adequacy requirement is assumed to be backed by 50% equities, 25% preference shares and 25% cash (previously backed 100% by equities).

The value of the new business written over the year is the present value, at the point of sale, of the projected stream of after-taxation profits from that business.

The economic value of the company may be derived by adding to the embedded value an allowance for the value of future new business, often calculated as a multiple of the value of new business written over the past year.

The embedded value and value of new business have been prepared in accordance with PGN 107, the guidance note on embedded values and value of new business issued by the Actuarial Society of South Africa.

2. Embedded value and value of new business

	31 December 2004 Rm	31 December 2003 Rm
Risk discount rate used (%)	**10,25**	11,50
Shareholders' net assets	**8 494**	8 782
Net value of life business in force	**7 607**	6 494
Value of life business in force	**8 193**	6 686
Cost of solvency capital	**(586)**	(192)
Fair value adjustment [(6 vii)]	**766**	541
Embedded value	**16 867**	15 817
Embedded value per ordinary share [(1)]	**R67,25**	R57,58
Value of new business written in the year		
Net of cost of solvency capital	**815**	609
Gross of cost of solvency capital	**970**	625
Cost of solvency capital	**(155)**	(16)
New business index excluding natural increases	**3 340**	3 060
New business margin (%)	**24**	20

The value of new business is the value at the point of sale derived from the new business premium income net of contractual increases as shown in note 22 on the financial statements. Note 22 also defines the new business index.

[(1)] *Embedded value per share is calculated on JSE listed shares of 276,6 million less 25,8 million shares in respect of the BEE transaction.*

3. Sensitivity to risk discount rates and other assumptions

In order to indicate sensitivity to varying assumptions the value of life business in force less cost of solvency capital, and the value of new business written are shown below for various changes in assumptions. Each value is shown with only the indicated parameter being changed.

	Value of life business in force less cost of solvency capital at 31 December 2004 Rm	Value of new business written in 2004 Rm
Base value	**7 607**	**815**
Value of life business	8 193	970
Cost of solvency capital	(586)	(155)
Risk discount rate increased by one percentage point to 11,25%	**6 851**	**680**
Value of life business	7 627	886
Cost of solvency capital	(776)	(206)
Risk discount rate decreased by one percentage point to 9,25%	**8 426**	**980**
Value of life business	8 802	1 079
Cost of solvency capital	(376)	(99)
Future investment returns reduced by one percentage point, with bonus rates changing commensurately	**6 596**	**762**
Value of life business	7 393	973
Cost of solvency capital	(797)	(211)
Withdrawal rates increased by 10%	**7 124**	**706**
Value of life business	7 710	861
Cost of solvency capital	(586)	(155)
Maintenance expenses (other than commissions) increased by 10%	**7 308**	**769**
Value of life business	7 894	924
Cost of solvency capital	(586)	(155)
New business acquisition expenses (other than commissions) increased by 10%		**759**
Value of life business		914
Cost of solvency capital		(155)
Assurance mortality and morbidity increased by 10%, annuity mortality decreased by 10%	**6 638**	**637**
Value of life business	7 224	792
Cost of solvency capital	(586)	(155)

These values illustrate mainly the effect of negative changes in assumptions.

The effect of positive changes in the assumptions to the same extent would be to increase the values by a similar amount to the reductions indicated above.

4. Embedded value profits

Embedded value profits, being the change in the embedded value over the year increased by any dividends paid and capital reductions during the year and decreased by any capital raised during the year, provide a measure of a company's financial performance over the year.

	12 months to 31 December 2004 Rm	12 months to 31 December 2003 Rm
Embedded value at the end of the year	**16 867**	15 817
Less capital raised	**(83)**	(39)
Plus dividends paid	**766**	761
Plus Black Economic Empowerment transaction [1]	**1 273**	–
Less embedded value at the beginning of the year	**(15 817)**	(15 127)
Embedded value profits	**3 006**	1 412
Return on shareholders' net assets (%)	**34**	16
Return on embedded value (%)	**19**	9

[1] Includes transaction costs of R22 million taken directly to equity

5. Analysis of embedded value profits

An analysis of the components of embedded value profits for the year ended 31 December is summarised below.

	2004 Rm	2003 Rm
Investment return on shareholders' net assets and fair value adjustment	**1 243**	86
Translation losses in respect of foreign assets	**(42)**	(48)
Other investment returns on shareholders' assets	**1 272**	256
Adjustment to the carrying value of Investec Employee Benefits, included within the value of life business in force	**13**	(122)
Net effect of changes required on the implementation of AC 133 *	**–**	(2)
Expected return on value of life business (6 iv)	**723**	741
Investment experience variation on life business	**653**	108
Other experience variations (6 viii)	**(9)**	(68)
Changes in economic assumptions (6 ix)	**377**	239
Changes in non-economic assumptions (6 x)	**(357)**	(10)
Change in mix of assets backing the capital adequacy requirement	**(300)**	–
Value of new business	**815**	609
Changes in modelling methodology (6 xi)	**(139)**	(291)
Embedded value profits	**3 006**	1 412

6. Bases and assumptions

(i) Future investment returns on the major classes were set with reference to the market yields on medium-term South African government stock. The investment returns used are:

	Investment return p.a.	
	2004	2003
Government stock	**8,25%**	9,50%
Equities	**10,25%**	11,50%
Property	**9,25%**	10,50%

(ii) The risk discount rate has been set equal to the investment return on equity assets	**10,25%**	11,50%
(iii) Maintenance expense inflation rate	**4,25%**	5,50%

(iv) The expected return on the value of life business is obtained by applying the previous year's discount rate to the value of life business in force at the beginning of the year and the current year's discount rate for half a year to the value of new business.

(v) Taxation has been allowed for at rates and on bases applicable to Section 29A of the Income Tax Act. Full taxation relief on expenses to the extent permitted was assumed. Capital Gains Taxation has been taken into account in the embedded value. Allowance has been made for future Secondary Taxation on Companies. No allowance has been made for the taxation changes announced in the Budget on 23 February 2005.

(vi) Other bases, bonus rates and assumptions:

In general, parameters reflect best estimates of future experience, consistent with the valuation basis used by the statutory actuary, excluding any prescribed or second-tier margins. However, in contrast to the valuation basis assumption, the embedded value does make allowance for automatic premium and benefit increases.

(vii) Basis of calculation of the fair value adjustment:

The fair value adjustment reflects the excess of the fair value over the value of the tangible net assets of entities as included in the shareholders' funds and removes the carrying value of the present value of in-force business acquired from Investec Employee Benefits from shareholders' net assets (since it is included in the value of in-force business).

This adjustment consisted of the following:

	31 December 2004 Rm	31 December 2003 Rm
Liberty Group Properties (Proprietary) Limited	**240**	216
Liberty Ermitage Jersey Limited	**290**	140
STANLIB Limited	**345**	307
Carrying value of in-force business acquired from Investec Employee Benefits	**(109)**	(122)
	766	541

These items were calculated as follows:

In the case of Liberty Group Properties (Proprietary) Limited and Liberty Ermitage Jersey Limited a price earnings ratio multiplier was applied to the net after taxation recurring earnings of the subsidiaries. The multipliers used were 10x and 10x (2003: 10x and 10x) respectively.

In the case of STANLIB Limited a price earnings ratio multiplier was applied to the net after taxation recurring earnings of STANLIB Limited. The multiplier used was maintained at 10x. The R345 million represents Liberty Life's 37,4% share of the excess over the net asset value of STANLIB Limited and effectively values STANLIB Limited at R1,7 billion in total.

(viii) The amount of R9 million shown for other experience variations arises mainly from:

- actual individual life withdrawal experience being worse than expected offset by
- actual premium increases on corporate business being better than expected.

(ix) The amount of R377 million shown for changes in economic assumptions arises from the change to a lower level of economic assumptions.

(x) The amount of R357 million shown for the changes in non-economic assumptions arises mainly from changes to the withdrawal bases as well as expense bases in respect of corporate business and shareholders' expenses.

(xi) The amount of R139 million shown for the changes in modelling methodology arises mainly from allowing more accurately for expected future Secondary Tax on Companies.

(xii) Non-recurring expenses amounting to R137 million were identified in 2004. These were largely due to retrenchment costs, discontinued salary costs, the renovation of Liberty Life Centre, impairment to internally developed software and costs incurred in respect of the Black Economic Empowerment transaction. These expenses are included in the analysis of embedded value profits but do not form part of the future projections.



AC Lonmon-Davis BSc (Hons), FFA, FASSA
Statutory actuary

Johannesburg
1 March 2005

Certification by the Company Secretary

In terms of Section 268 G(d) of the Companies Act, 1973, as amended, I certify that the company has lodged with the Registrar of Companies all such returns as are required by the Companies Act, 1973, as amended, and that all such returns are true, correct and up to date.

V E Barnard BCom
Company secretary

Johannesburg
1 March 2005

Basis of preparation

The accounting policies adopted by the company and the group comply with South African Statements of Generally Accepted Accounting Practice as well as the South African Companies Act, 1973. The financial statements are prepared on the historical-cost basis, modified by the revaluation of investment properties, owner-occupied properties and financial instruments to fair value and the application of the equity method of accounting to investments in subsidiary companies and joint ventures. These accounting policies are consistent with those applied at 31 December 2003. The accounting policies adopted by the company and the group are as follows:

Basis of consolidation

The group annual financial statements consolidate the financial statements of the company and its subsidiaries. Subsidiaries are those enterprises in which the group has the power to govern their financial and operating policies and in which the group has more than 50% of the voting rights. The results of the subsidiaries are included from the date on which control is transferred to the group (effective date of acquisition) and are no longer included from the date that control ceases (effective date of disposal). Gains or losses on disposal of subsidiaries are included in the income statement as investment gains or losses attributable to shareholders, but excluded from headline earnings. All subsidiaries have financial years ending 31 December and are consolidated to that date. The accounting policies for subsidiaries are consistent, in all material respects, with the policies adopted by the group. Inter-company transactions and balances are eliminated on consolidation while losses which cannot be recovered are recognised in the group accounts.

Investments in joint ventures are accounted for using equity accounting principles (refer to the interests in joint ventures accounting policy).

Interests in subsidiary companies

In the company annual financial statements, interests in subsidiaries are accounted for using equity accounting principles. Goodwill is recognised separately in the balance sheet of the company (refer to the goodwill accounting policy). Accordingly interests in subsidiaries are shown at net asset value in the company balance sheet and the company's share of the results of subsidiaries is reflected in the company income statement as operating income from financial services.

Interests in joint ventures

A joint venture is a contractual arrangement whereby the group and one or more parties undertake an economic activity, involving a corporation, partnership or other entity, that is subject to joint control. Investments in joint ventures are accounted for using equity accounting principles for the duration in which the group has the ability to exercise joint control.

The group's interests in joint ventures are carried on the balance sheet initially at cost and adjusted thereafter for post acquisition changes in the group's share of net assets of the joint ventures. Goodwill in respect of joint ventures acquired is recognised separately in the balance sheet (refer to the goodwill accounting policy). The accounting policies for joint ventures are consistent, in all material respects, with the policies adopted by the group.

In the company annual financial statements, interests in joint ventures are also accounted for using equity accounting principles. Accordingly interests in joint ventures are shown at net asset value in the company balance sheet and the Company's share of the results of joint ventures is reflected in the company income statement.

Foreign currencies

The consolidated annual financial statements are presented in South African Rand which is the measurement currency of the group's holding company.

The various entities within the group record transactions and present financial statements using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (measurement currency).

Transactions and balances

Transactions in foreign currencies are translated into South African Rands at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities in foreign currencies are translated into South African Rands at the rates of exchange ruling at the balance sheet date. Any translation differences are included in the income statement in the year in which the differences occur.

Foreign operations

Foreign operations are operations of which the activities are an integral part of those of the reporting enterprise. Non-monetary assets and liabilities of these operations are translated into South African Rands at rates of exchange ruling at the transaction date. Monetary assets and liabilities of these operations are translated into South African Rands at rates of exchange ruling at the balance sheet date. Income and expenditure of foreign operations are translated into South African Rands at the average rate of exchange during the year. Translation differences arising from the translation of foreign operations are included in the income statement in the year in which the difference occurs, as investment returns attributable to shareholders' or policyholders' funds as appropriate.

Foreign entities

Foreign entities are operations of which the activities are not an integral part of those of the reporting enterprise. Assets and liabilities of these entities are translated into South African Rands at rates of exchange ruling at the balance sheet date. Income and expenditure of foreign entities are translated into South African Rands at the average rate of exchange during the year. Translation differences arising from the translation of foreign entities are taken to revaluation and other reserves. On disposal, such differences are recognised in the income statement as part of the gain or loss on disposal.

Properties

Investment properties

Investment properties are held to earn rentals and for capital appreciation for the benefit of shareholders or policyholders as appropriate.

Owner-occupied properties

Owner-occupied properties are held for use in the supply of services or for administrative purposes. Owner-occupied properties attributable to policyholders are also held to earn rentals and for capital appreciation.

Properties under development

Properties under development are properties under construction that are not yet available to earn rentals or for capital appreciation or for use in the supply of services or for administrative purposes. Properties under development are reflected under a separate category within investment properties and form part of the carrying value on the balance sheet. Once construction is complete, the properties are transferred to investment properties or owner-occupied properties as appropriate.

Measurement

Both investment properties and owner-occupied properties are reflected at a valuation based on open-market fair value at balance sheet date, which is determined annually by independent registered professional valuators. The open-market fair value is based on the open-market net rentals for each property. Investment properties are not subject to depreciation whereas accumulated depreciation relating to owner-occupied properties is eliminated against the gross carrying amount of the assets, and the net amount restated to the revalued amount of the asset. The fair value movement on investment properties is included in the income statement as investment returns in the period in which these gains or losses arise. Where properties are partly held to earn rentals or for capital appreciation and partly held for use in the production or supply of goods or services or for administrative purposes, the properties are accounted for in proportion to their use. Properties under development are reflected at cost.

Gains and losses

Unrealised gains or losses arising on the valuation of investment properties and realised gains or losses on disposal of investment properties are included in the income statement as investment returns and are shown as attributable to policyholders' or shareholders' funds as appropriate. Any revaluation gains or losses on the revaluation of owner-occupied properties are taken directly to revaluation and other reserves.

Financial instruments

Financial assets

At initial recognition, management determines the appropriate classification of financial assets, attributable to shareholders or policyholders, as follows:

- Financial assets held for short-term profit taking are classified as financial instruments held for trading. Financial assets may also be classified as held for trading when initially recognised. Where this option has been elected, the financial assets are labelled as financial instruments at fair value (through net income).
- Held-to-maturity investments are financial assets with fixed or determinable payments and fixed maturity where management has both the intent and ability to hold to maturity.

- Loans and receivables originated by the entity are financial assets that are created by the entity by providing money, goods, or services directly to a debtor, other than those that are originated with the intention of sale immediately or in the short term.
- Financial assets that are not classified as any of the above are classified as available-for-sale.

Policyholders' financial assets have been classified as financial instruments at fair value (through net income). Shareholders' financial assets, other than those which specifically qualify as held for trading financial assets, held-to-maturity investments or loans and receivables originated by the entity, have been classified as available-for-sale.

Financial liabilities

Policyholder contracts that do not transfer significant insurance risk are classified in the financial statements at fair value, with changes in fair value being accounted for in the income statement. These contracts are disclosed on the balance sheet as "Policyholders' liabilities under investment contracts". The premiums and benefit payments relating to these investment contracts have been excluded from the income statement and accounted for directly as part of the liability as inflows or payments. Fees earned from these contracts are disclosed separately.

All policyholders' contracts that transfer significant insurance risk are classified as insurance contracts. These contracts are valued in terms of the Financial Soundness Valuation (FSV) basis contained in PGN 104 issued by the Actuarial Society of South Africa and are reflected as "Policyholders' liabilities under insurance contracts".

The group's statutory actuary calculates the group's liabilities under insurance contracts and investment contracts annually at the balance sheet date in accordance with prevailing legislation, Generally Accepted Actuarial Standards in South Africa and South African Statements of Generally Accepted Accounting Practice as appropriate. The transfers and fair value adjustments to policyholders' liabilities reflected in the financial statements represent the increase or decrease in liabilities, including provisions for policyholders' bonuses, net adjustments to policyholders' bonus stabilisation reserves, and net adjustments to margins held within the policyholders' liabilities.

Recognition and measurement

Financial instruments are initially measured at cost including transaction costs. All financial instrument purchases and sales are recognised using trade date accounting. Thereafter, held for trading, available-for-sale and held at fair value financial instruments are held at fair value while held-to-maturity investments and loans and receivables originated by the entity are held at amortised cost, less any provision for impairment.

Fair values are based on regulated exchange quoted ruling bid prices at the close of business on the last trading day on or before the balance sheet date. Fair values for unquoted equity instruments are estimated annually using applicable fair value models. If a quoted bid price is not available for dated instruments the fair value is determined using pricing models or discounted cash flow techniques. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market-related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market-related measures at the balance sheet date. Any instrument that does not have a quoted market price in an active market and whose fair value cannot be reliably measured is stated at its cost, including transaction costs, less any provisions for impairment.

Where an asset, which has been re-measured to fair value directly against equity is impaired and losses on the asset were previously recognised directly in equity, the cumulative net loss that had been recognised in equity is removed from equity and recognised in the income statement as part of the impairment loss.

Where an asset which has been measured to fair value directly against equity is impaired and an increase in the fair value of the asset was previously recognised directly in equity, the increase in fair value of the asset recognised in equity is reversed to the income statement to the extent the asset is impaired, and recognised as part of the impairment loss. Any additional impairment loss is recognised in the income statement. If, in a subsequent period, the amount relating to an impairment loss decreases, and the decrease can be linked objectively to an event occurring after the write-down, the write-down is reversed through the income statement.

Gains and losses

All gains and losses arising from a change in fair value of or on disposal of held for trading financial instruments are included in the income statement as investment returns and are shown as attributable to shareholders' or policyholders' funds as appropriate.

Gains and losses arising on re-measurement or disposal of loans and receivables originated by the entity and held-to-maturity investments are included in the income statement as investment returns and are shown as attributable to shareholders' or policyholders' funds as appropriate. Due to the fact that policyholders' assets back policyholders' liabilities, the gains or losses attributable to policyholders are transferred to or from the policyholders' liabilities.

Unrealised gains or losses arising from a change in fair value of available-for-sale investments are recognised directly against equity. On disposal, realised gains or losses are included in the income statement.

Derivative financial instruments

All derivative financial instruments are classified as financial instruments held for trading. Derivative financial instruments are initially recognised at cost, including transaction costs, and thereafter re-measured at fair value. Fair values are obtained from regulated exchange quoted ruling prices, dealer price quotations or option pricing models, which consider current market and contractual prices for the underlying instruments, as well as time value of money.

All derivative financial instruments are carried as assets when the fair value is positive and as liabilities when the fair value is negative. All gains or losses are recognised in the income statement.

Goodwill

Goodwill represents the excess of the purchase consideration of an acquisition over the fair value attributable to the net identifiable assets at the date of acquisition. Goodwill arising on the acquisition of a foreign entity is translated into South African Rands at rates of exchange ruling at the acquisition date.

Goodwill arising from business combinations before 31 March 2004

Goodwill is capitalised and amortised in the income statement on a straight-line basis over the lesser of its estimated useful life or twenty years. Goodwill amortisation periods are analysed in note 11 on the financial statements. Goodwill is carried in the balance sheet at cost less any accumulated amortisation and accumulated impairment losses.

Goodwill arising from business combinations after 31 March 2004

Goodwill that arises in a business combination on or after 31 March 2004 is not amortised. An annual impairment test is performed and any impairment calculated is expensed to the income statement.

Intangible assets

Computer software development costs

Costs associated with developing computer software programs are recognised as an expense as incurred. However, costs that are clearly associated with an identifiable system, which will be controlled by the group and has a probable benefit exceeding the cost beyond one year, are recognised as an asset. Computer software development costs recognised as assets are amortised in the income statement on the straight-line basis at rates appropriate to the expected useful lives of the assets, not exceeding five years, and are carried in the balance sheet at cost less any accumulated amortisation and impairment losses.

Present value of in-force life insurance business acquired

Where a portfolio of life insurance business is acquired, the present value of in-force business on the portfolio is recognised as an asset and is amortised in the income statement on the straight-line basis at rates appropriate to the expected useful life of the asset. The present value of in-force life insurance business acquired is carried in the balance sheet at cost less any accumulated amortisation and impairment losses.

Tangible assets

Tangible assets are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis at rates appropriate to the expected useful lives of the assets, not exceeding ten years in respect of office furniture and five years in respect of computer equipment. Maintenance and repairs, which neither materially add to the value of assets nor appreciably prolong their useful lives, are charged against income. Profits or losses on disposals of assets are included within management expenses in the income statement.

Impairment of assets

The carrying value of assets is reviewed regularly to assess whether there is any indication of impairment other than of a temporary nature. An impairment loss is recognised in the income statement within management expenses whenever the recoverable amount of an asset is less than its carrying amount.

Scrip lending

Marketable securities under scrip lending arrangements are reflected on the balance sheets of the company and the Group. Scrip lending arrangements are entered into only with appropriately accredited institutions. Scrip lending fees received are included in the income statement as investment returns. Fees are allocated between shareholders and policyholders based upon ownership of the underlying marketable securities.

Convertible bonds

Convertible bonds are valued at original transaction value net of amortised bond issue expenses. The expenses incurred are amortised over the period of the bonds. The fair value of the liability component, at initial recognition, is calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity component, is disclosed separately within shareholders' equity.

Retirement benefits

Retirement funds

The group operates a funded defined benefit pension scheme as well as defined contribution pension and provident schemes. With effect from 1 March 2001 the majority of employees accepted an offer to convert their retirement plans from defined benefit to defined contribution. Employees joining after 1 March 2001 automatically become members of the defined contribution schemes.

The Pension Fund Act, 1956, governs the defined benefit pension scheme, now closed to new employees from 1 March 2001. Employer companies contribute the total cost of benefits provided taking account of the recommendation of the actuaries. Statutory actuarial valuations are required every three years. Interim valuations are also performed annually at the balance sheet date. The group's current service costs to the defined benefit plan are recognised as expenses in the current year. Past service costs, experience adjustments and the effect of changes in actuarial assumptions are recognised as expenses or income in the current year to the extent that they relate to retired employees. For active employees, these items are recognised as expenses or income systematically over the expected remaining service period of employees.

Both employer companies and employees fund the defined contribution schemes. The group's contributions are charged to the income statement when incurred.

Medical fund

The group operates an unfunded post-retirement medical aid scheme for employees who joined the group prior to 1 July 1998. Medical aid costs are included in the income statement within management expenses in the period during which the employees render services to the group. For past service of employees the group recognises and provides for the actuarially determined present value of post-retirement medical aid employer contributions on an accrual basis using the projected unit credit method.

Deferred taxation

Deferred taxation is provided in full using the liability method. Provision is made for deferred taxation attributable to temporary differences in the accounting and taxation treatment of items in the financial statements. A deferred taxation liability is recognised for all taxable temporary differences, at current rates of taxation, except differences relating to goodwill, initial recognition of assets and liabilities which affect neither accounting nor taxable profits or losses and investments in subsidiaries and joint ventures where the group controls the timing of the reversal of temporary differences and it is probable that these differences will not reverse in the foreseeable future. A deferred taxation asset is recognised for the carry forward of unused taxation losses, unused taxation credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which they can be utilised. The major categories of assets and liabilities giving rise to deferred taxation balances are prepaid commissions, unrealised gains on shareholders' investments, unrealised gains on policyholders' investments, fixed assets and leave pay provisions.

Provisions

Provisions are recognised when the group has a present legal or constructive obligation of uncertain timing or amount, as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. When the effect of discounting is material, provisions, except for deferred taxation, are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Premium income

Premiums on insurance contracts, other than in respect of the Lifestyle series of policies and group schemes, are recognised when due. Premiums receivable in respect of group schemes are recognised when there is reasonable assurance of collection in terms of the policy contract. Premiums in respect of the Lifestyle series of policies are recognised on a cash receipt basis. Premium income on insurance contracts is shown net of reinsurance. Inflows on investment contracts are excluded from premium income from 1 January 2003.

Policy fees

Service fee income on investment contracts is recognised on an accrual basis when the services are rendered.

Investment income

Investment income for the group comprises income from financial services activities, net rental income from properties, interest and dividends. Dividends are recognised when the right to receive payment is established. Interest and other investment income is accounted for on an accrual basis. Net rental income comprises rental income net of property expenses. Rental income in respect of group owner-occupied properties is eliminated on consolidation.

Claims and policyholders' benefits

Provision is made in the policyholders' liabilities under insurance contracts for the estimated cost of claims outstanding at the end of the year, including those incurred but not reported at that date. Outstanding claims and benefit payments are stated net of reinsurance.

Commissions

Commissions, comprising commissions on new insurance and investment policies along with renewal commissions, as well as expenses related thereto including bonuses payable, and the company's contribution to agents' pension and medical aid funds, are shown net of reinsurance commission received. Commissions relating to unearned premiums are deferred in liabilities on insurance policies and accounted for in the same period in which those premiums are accounted for.

New business costs

New business costs are recognised when incurred and their recovery is provided for in the calculation of actuarial liabilities in accordance with Generally Accepted Actuarial Standards.

Operating leases

Leases of assets under which the lessor effectively retains all the risks and benefits of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated, any payment required by the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Segment information

Information regarding each of the major legal entities comprising the group's operations is reflected in note 4 on the financial statements.

Cash and cash equivalents

Cash and cash equivalents comprise balances with bankers and cash on hand but do not include deposits and money market securities held for investment.

Equity compensation plans

Options are granted to permanent employees at the discretion of the directors in terms of which shares in Liberty Holdings Limited and Liberty Group Limited may be acquired at prices prevailing at the dates of grant of the options. Delivery of the shares so acquired is effected at future dates, which are determined at the time of granting the options. Shares acquired through the share incentive schemes have to be paid for by the employees at the subscription prices as determined in the option contracts. Consideration received for shares issued is credited to share capital (par value) and the surplus, net of any transaction costs, is credited to share premium. The company does not provide any assistance to the employees in order to purchase such shares. Shares under option, which have not yet been delivered to participants, carry no shareholder rights. No compensation cost is recognised for options issued to staff in terms of the group share incentive scheme.

Black Economic Empowerment (BEE) transaction – Liberty Group Limited

Investments in BEE entities via equity instruments, the proceeds of which were used by the BEE entities to finance share purchases from shareholders to facilitate the BEE transaction (refer pages 24 and 25), do not meet the AC 133 definition of a financial asset and are considered to be a reduction of equity.

Cash flows arising from Liberty Group Limited's dividends, which in turn are used by the BEE entities to redeem these equity instruments and fulfil dividend obligations, will be recognised directly in equity.

at 31 December 2004

		Group		Company	
	Notes	**2004 Rm**	2003 Rm	**2004 Rm**	2003 Rm
Assets					
Investments		**104 072**	91 508	**96 937**	84 159
Funds on deposit		**4 624**	3 533	**2 456**	2 624
Investment properties	5	**9 970**	9 724	**10 028**	9 784
Marketable securities	6	**85 543**	72 963	**78 455**	65 906
Interests in subsidiary companies	7			**2 559**	2 482
Interests in joint ventures	8	**388**	381	**388**	381
Other investments	9	**3 547**	4 907	**3 051**	2 982
Owner-occupied properties	10	**757**	725	**699**	660
Goodwill	11	**69**	81	**69**	81
Intangible assets	12	**203**	196	**202**	195
Tangible assets	13	**343**	363	**280**	294
Current assets		**4 154**	3 685	**3 140**	2 936
Net outstanding premiums, accrued investment income and other debtors		**3 121**	3 339	**2 148**	2 044
Amounts due by group companies				**80**	697
Cash and cash equivalents		**1 033**	346	**912**	195
Total assets		**109 598**	96 558	**101 327**	88 325
Capital, reserves and liabilities					
Shareholders' funds	14	**8 494**	8 782	**8 494**	8 782
Share capital and share premium	15	**2 273**	2 190	**2 273**	2 190
Retained surplus and other reserves		**6 221**	6 513	**6 221**	6 592
Equity component of convertible bonds	16	**–**	79		
Minority interests		**1**	1		
Policyholders' liabilities		**98 049**	83 840	**90 361**	77 746
Liabilities under investment contracts	17	**32 128**	27 544	**31 845**	27 137
Liabilities under insurance contracts	18	**65 921**	56 296	**58 516**	50 609
Convertible bonds	16	**–**	1 500		
Retirement benefit obligation	19	**160**	155	**160**	155
Deferred taxation	20	**636**	313	**577**	299
Current liabilities		**2 258**	1 967	**1 735**	1 343
Outstanding claims, policyholders' benefits and other creditors		**2 001**	1 769	**1 540**	1 259
Provisions	21	**87**	74	**79**	65
Taxation		**170**	124	**116**	19
Total capital, reserves and liabilities		**109 598**	96 558	**101 327**	88 325

for the year ended 31 December 2004

	Notes	Group 2004 Rm	Group 2003 Rm	Company 2004 Rm	Company 2003 Rm
Operating profit from insurance operations					
Revenue	1	**12 767**	12 468	**10 269**	10 503
Net premium income from insurance contracts	23	**12 115**	12 019	**9 623**	10 056
Service fee income from investment contracts	17	**652**	449	**646**	447
Investment returns attributable to policyholders' funds		**15 866**	10 115	**15 236**	9 562
Investment income net of interest paid	24	**4 138**	3 607	**4 007**	3 550
Investment gains/(losses)	25	**11 728**	6 508	**11 229**	6 012
Policyholders' benefits under insurance contracts	26	**(9 655)**	(8 687)	**(8 783)**	(7 521)
Management expenses	27	**(1 668)**	(1 526)	**(1 505)**	(1 388)
Commission expenses		**(1 920)**	(1 612)	**(1 581)**	(1 354)
Taxation	28	**(780)**	(641)	**(721)**	(566)
Fair value adjustment to policyholders' liabilities under investment contracts	17	**(4 056)**	(2 824)	**(4 079)**	(2 745)
Transfer to policyholders' liabilities under insurance contracts	18	**(9 625)**	(6 573)	**(7 907)**	(5 771)
Operating profit from insurance operations		**929**	720	**929**	720
Operating profit from shareholders' funds		**323**	230	**323**	230
Operating income from financial services	24	**359**	294	**144**	113
Equity accounted earnings from joint ventures	24	**77**	38	**77**	38
Investment returns attributable to shareholders' funds		**467**	484	**391**	386
Investment income net of interest paid	24	**419**	420	**391**	386
Gains on investments held for trading	25	**48**	64		
Management expenses	27	**(368)**	(334)	**(111)**	(91)
Taxation	28	**(110)**	(157)	**(76)**	(121)
Preference dividend in subsidiary		**(102)**	(95)	**(102)**	(95)
Headline earnings		**1 252**	950	**1 252**	950
Goodwill amortisation and impairment	11	**(12)**	(78)	**(12)**	(78)
Investment gains after taxation		**564**	290	**564**	290
Realised investment gains	25	**575**	315	**575**	315
Capital gains taxation	28	**(11)**	(25)	**(11)**	(25)
Total earnings		**1 804**	1 162	**1 804**	1 162
		Cents	Cents		
Headline earnings per share	29				
Basic		**460,4**	346,4		
Fully diluted		**450,9**	345,9		
Total earnings per share	29				
Basic		**663,4**	424,0		
Fully diluted		**649,8**	417,9		

for the year ended 31 December 2004

Group	Share capital and share premium Rm	Equity component of convertible bonds Rm	Available-for-sale reserves[1] Rm	Other reserves[1][2] Rm	Retained surplus[1] Rm	Empowerment reserve[3] Rm	Total Rm
Shareholders' funds at 1 January 2003	2 151	103	1 049	130	5 063	–	8 496
Reallocation of reserves on implementation of AC 133			406	(22)	(384)		–
Total earnings					1 162		1 162
Unrealised investment gains/(losses) on shareholders' assets recognised directly against equity (including foreign translation)			211	(98)			113
Unrealised investment gains on shareholders' assets recycled from reserves on disposal			(264)				(264)
Capital gains taxation attributable to shareholders' investment gains recognised directly against equity			21				21
Ordinary dividends					(761)		(761)
2002 final dividend No. 74 of 116 cents – LDR 20 March 2003					(317)		(317)
2003 interim dividend No. 75 of 162 cents – LDR 22 August 2003					(444)		(444)
Translation difference relating to equity component of the convertible bonds		(24)					(24)
Subscriptions for shares (refer note 15)	39						39
Shareholders' funds at 31 December 2003	2 190	79	1 423	10	5 080	–	8 782
Total earnings					**1 804**		**1 804**
Unrealised investment gains/(losses) on shareholders' assets recognised directly against equity (including foreign translation)			**396**	**(42)**			**354**
Unrealised investment (gains)/losses on shareholders' assets recycled from reserves on disposal			**(267)**	**18**			**(249)**
Capital gains taxation attributable to shareholders' investment gains recognised directly against equity			**(162)**				**(162)**
Ordinary dividends					**(766)**		**(766)**
2003 final dividend No. 76 of 116 cents – LDR 26 March 2004					**(319)**		**(319)**
2004 interim dividend No. 77 of 162 cents – LDR 25 August 2004					**(447)**		**(447)**
Repayment of convertible bonds		**(79)**					**(79)**
Subscriptions for shares (refer note 15)	**83**						**83**
Black economic empowerment transaction					**(22)**[4]	**(1 251)**	**(1 273)**
Shareholders' funds at 31 December 2004	**2 273**	**–**	**1 390**	**(14)**	**6 096**	**(1 251)**	**8 494**

[1] *The retained surplus, available-for-sale, and other reserves are distributable in terms of company's articles of association and will attract secondary tax on the companies of 12,5% if distributed to shareholders.*

[2] *Other reserves comprise: Foreign Currency Translation Reserve (R19) million and Capital Redemption Reserve Fund R5 million.*

[3] *Refer note 35.*

[4] *Represents specific transaction costs*

for the year ended 31 December 2004

Company	Share capital and share premium Rm	Revaluation and available-for-sale reserves[1] Rm	Retained surplus[1] Rm	Empowerment reserve[2] Rm	Total Rm
Shareholders' funds at 1 January 2003	2 151	1 282	5 063	–	8 496
Reallocation of reserves on implementation of AC 133		384	(384)		–
Total earnings			1 162		1 162
Net movement on shareholders' assets and subsidiary revaluations		(175)			(175)
Capital gains taxation attributable to shareholders' investment gains recognised directly against equity		21			21
Ordinary dividends			(761)		(761)
2002 final dividend No. 74 of 116 cents – LDR 20 March 2003			(317)		(317)
2003 interim dividend No. 75 of 162 cents – LDR 22 August 2003			(444)		(444)
Subscriptions for shares (refer note 15)	39				39
Shareholders' funds at 31 December 2003	2 190	1 512	5 080	–	8 782
Total earnings			**1 804**		**1 804**
Net movement on shareholders' assets and subsidiary revaluations		**26**			**26**
Capital gains taxation attributable to shareholders' investment gains recognised directly against equity		**(162)**			**(162)**
Ordinary dividends			**(766)**		**(766)**
2003 final dividend No. 76 of 116 cents – LDR 26 March 2004			**(319)**		**(319)**
2004 interim dividend No. 77 of 162 cents – LDR 25 August 2004			**(447)**		**(447)**
Subscriptions for shares (refer note 15)	**83**				**83**
Black Economic Empowerment transaction			**(22)**[3]	**(1 251)**	**(1 273)**
Shareholders' funds at 31 December 2004	**2 273**	**1 376**	**6 096**	**(1 251)**	**8 494**

[1] *The retained surplus, revaluation and available-for-sale reserves are distributable in terms of the company's articles of association and will attract secondary tax on companies of 12,5% if distributed to shareholders.*

[2] *Refer note 35.*

[3] *Represents specific transactions costs.*

Cash Flow Statements

for the year ended 31 December 2004

		Group		Company	
	Notes	**2004 Rm**	2003 Rm	**2004 Rm**	2003 Rm
Cash flows from operating activities		**3 554**	4 226	**2 074**	3 753
Cash receipts from policyholders		**20 772**	19 894	**17 795**	17 226
Cash paid to policyholders, intermediaries, suppliers and employees		**(19 752)**	(17 313)	**(18 024)**	(15 159)
Cash generated from/(utilised for) operations	30	**1 020**	2 581	**(229)**	2 067
Interest received		**2 584**	2 343	**2 225**	1 968
Interest paid		**(42)**	(139)	**(3)**	(7)
Dividends received		**1 547**	1 085	**1 442**	1 213
Dividends paid	31	**(861)**	(843)	**(766)**	(761)
Taxation paid	32	**(694)**	(801)	**(595)**	(727)
Cash flows from investing activities		**(124)**	(4 179)	**(167)**	(3 724)
Net purchase of investment and owner-occupied properties		**306**	(112)	**301**	(115)
Net purchase of marketable securities		**(1 082)**	(5 482)	**(1 100)**	(5 186)
Interests in subsidiary and group companies				**503**	210
Interests in joint venture companies		**9**	181	**9**	181
Net disposal of other investments		**643**	1 234	**120**	1 186
Cash flows from financing activities		**(2 731)**	39	**(1 190)**	39
Proceeds from issue of share capital		**83**	39	**83**	39
Black Economic Empowerment transaction payment		**(1 273)**		**(1 273)**	–
Repayment of convertible bonds		**(1 541)**	–		
Net increase in cash and cash equivalents		**699**	86	**717**	68
Cash and cash equivalents at beginning of year		**346**	274	**195**	127
Foreign exchange movements on cash balances		**(12)**	(14)		
Cash and cash equivalents at end of year		**1 033**	346	**912**	195

for the year ended 31 December 2004

1. Revenue

Revenue is defined as premium income from insurance contracts and service fees earned from investment contracts.

2. Financial instruments and risk management

Exposure to outside financial institutions concerning financial instruments is monitored in accordance with parameters which have been approved by the STANLIB Limited audit committee and the STANLIB Limited board as mandated by the board of the Liberty Group. Liberty places emphasis on investing in quality growth shares that reflect reasonable value. Identification and selection of quality growth shares is made through research and analysis. The group makes use of derivative instruments for the purpose of adjusting portfolio exposures and smoothing the investment cycle.

The financial risks to which the group is exposed are described below:

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate in Rands due to changes in foreign exchange rates.

The following policyholders' and shareholders' assets and liabilities denominated in foreign currencies are included in the balance sheet as at 31 December:

	Policyholders		Shareholders	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
British Pound denominated				
Listed shares	**51**	–		
Unlisted shares			**25**	33
Unit trusts	**285**	395	**79**	–
Deposits and money market securities	**155**	62	**109**	196
Tangible assets			**4**	3
Net current liabilities			**(5)**	(44)
	491	457	**212**	188
US Dollar denominated				
Listed shares	**7 057**	6 474	**–**	82
Unlisted shares	**127**	126	**134**	166
Unit trusts	**744**	952	**14**	–
Deposits and money market securities	**600**	581	**13**	1 532
6,5% Liblife International B.V. convertible bonds (as detailed in note 16)			**–**	(1 582)
Net current assets/(liabilities)			**17**	(8)
	8 528	8 133	**178**	190
Euro denominated				
Listed shares	**406**	402		
Unlisted shares			**3**	1
Unit trusts	**652**	724	**2**	–
Deposits and money market securities	**459**	520	**–**	3
Tangible assets			**4**	2
Net current (liabilities)/assets			**(2)**	2
	1 517	1 646	**7**	8
Japanese Yen denominated				
Listed shares	**92**	–		
Unit trusts	**137**	133		
	229	133		

Exchange rates	**2004**	2003	2002	2001
R/£ closing rate	**10,88**	11,93	13,85	17,58
Average R/£	**11,75**	12,32	15,72	12,63
R/$(US) closing rate	**5,64**	6,63	8,60	12,14
Average R/$(US)	**6,41**	7,51	10,49	8,81
R/€ closing rate	**7,67**	8,41	9,02	–
Average R/€	**7,98**	8,49	9,87	–
R/Yen closing rate	**0,06**	0,06	0,07	0,09

for the year ended 31 December 2004

2. Financial instruments and risk management (continued)

The group's current practice is to reduce material currency translation exposures by means of forward exchange contracts where assets and matching liabilities are in different currencies. As an integral part of the group's investment strategy, investments in foreign assets are made on behalf of policyholders and shareholders for the purpose of seeking desirable international diversification of investments.

At 31 December 2004, the group's subsidiary, Liberty Ermitage Jersey Limited, had entered into forward cover contracts amounting to R223 million (2003: R238 million). The cover was obtained at an average rate of 1,7778 US Dollars (2003: 1,5988 US Dollars) and 0,7088 Euros to the British Pound maturing between 14 January 2005 and 22 December 2005 (2003: 14 January 2004 and 29 April 2005). These forward cover contracts were valued at market equivalent values at 31 December 2004.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.

The following policyholders' and shareholders' investments, which are held at fair value, will be directly impacted by changes in market interest rates:

			Average maturity		**Average nominal interest rates**	
	2004 Rm	2003 Rm	**2004 years**	2003 years	**2004 %**	2003 %
Policyholders' investments						
Government, municipal and utility stocks	**13 230**	12 470	**6,1**	6,6	**10,5**	11,1
Debentures	**6 053**	4 752	**3,7**	4,3	**9,2**	9,3
Mortgages and loans	**662**	772	(1)	(1)	**7,8**	12,0
Deposits and money market securities	**29**	92	**1,1**	0,9	**14,2**	14,0
Insurance policies	**838**	614	**3,1**	3,6	**7,4**	8,4
	20 812	18 700				
Shareholders' investments						
Government, municipal and utility stocks	**99**	217	**5,1**	4,6	**13,1**	12,9
Debentures	**227**	158	**3,1**	2,7	**10,9**	11,9
Deposits and money market securities	**-**	1 362	**-**	0,8	**-**	7,0
	326	1 737				

(1) *Average maturity is largely dependent upon policyholders' discretion.*

Market risk

Market risk is the risk that the value of a financial instrument or investment property will fluctuate as a result of changes in market prices.

Policyholders' and shareholders' investments in all listed shares and unit trusts are valued at market value and are therefore susceptible to market fluctuations. Shareholders' earnings are also directly impacted by sharing 10% of capital bonuses arising from equity market movements on some classes of business in terms of standard conditions contained in policy documents. The group makes use of futures, options, other derivatives and hedge funds in order to reduce market risk in the equity portfolios. Investment properties form part of policyholders' investments and are reflected at market value, making them also susceptible to market fluctuations. Diversification of property uses, geographical location and tenants assist in reducing this risk.

Investments subject to market risk are analysed in notes 5, 6, 9 and 10 on the financial statements.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation and cause the group to incur a financial loss.

Scrip lending counterparties are restricted to appropriately accredited institutions. During 2004 the highest level of equity scrip lending activity at any one time amounted to R575 million (2003: R947 million) and at the balance sheet date R nil (2003: R563 million). Scrip lending activities have resulted in R1 million (2003: R5 million) in scrip lending fees. No manufactured dividends were received during 2004 or the previous year.

for the year ended 31 December 2004

2. Financial instruments and risk management (continued)

Credit risk (continued)

Other investments as detailed in note 9 on the financial statements include an amount of R nil (2003: R398 million) representing forward sales of equities in terms of agreements entered into with appropriately accredited institutions.

The group has no significant concentration of credit risk within South Africa, due to its wide spread of customers. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The group has policies that limit the amount of the credit exposure to any one financial institution.

Liquidity risk

Liquidity risk is the risk that the group will encounter difficulty in raising funds to meet commitments associated with financial instruments.

Long-term liabilities entered into are continually managed in order to control the liquidity risks to which the group is exposed. The group currently has significant liquid resources.

Refer to the Directors' report for the company's borrowing powers.

Cash flow risk

Cash flow risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount.

The following policyholders' and shareholders' investments, which are held at fair value, will be directly impacted by changes in cash flow without a change in their fair value:

	Policyholders		**Shareholders**	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
Cash and deposits	**701**	886	**100**	188
Local money markets	**2 229**	764	**30**	59
International money markets	**1 201**	1 149	**363**	487
	4 131	2 799	**493**	734

Investment risk

Investment risk is the risk that the investment returns on policyholders' assets will not be sufficient to cover contractual investment performance guarantees or to satisfy policyholders' reasonable benefit expectations.

The acquisition of policyholders' assets is based on the contracts entered into and the preferences expressed by the policyholders. Within these parameters, investments are managed with the aim of maximising policyholders' returns while limiting risk to acceptable levels within the framework of statutory requirements.

The most significant portion of the group's insurance business comprises market related business. The policyholders' benefits are directly linked to the performance of the underlying assets.

Continuous monitoring takes place to ensure that appropriate assets are held where the liabilities are dependent upon the performance of specific portfolios of assets and that a suitable match of assets exists for all other liabilities. For guaranteed immediate annuity business, it is the group's policy to fully match the policyholders' liabilities with appropriate assets.

Legal risk

Legal risk is the risk that the group will be exposed to contractual obligations which have not been provided for.

During the development stage of any new product and for any corporate transactions the legal resources of the group, and if required external resources, monitor the drafting of the contract document to ensure that rights and obligations of all parties are clearly set out.

for the year ended 31 December 2004

2. Financial instruments and risk management (continued)

Capital adequacy risk

Capital adequacy risk is the risk that there will be insufficient reserves to provide for adverse variations in actual future experience as compared with that which has been assumed in the calculation of policyholders' liabilities.

Capital adequacy requirements were covered 2,1 times at 31 December 2004 (2003: 2,6 times).

Underwriting risk

Underwriting risk is the risk that the actual mortality, disability and medical risks experience in respect of policyholders" benefits will exceed that assumed.

Procedures to control and manage the underwriting risks are in operation of which the more significant are as follows:

The statutory actuary reports annually on the actuarial soundness of the premium rates in use and the profitability of the business taking into consideration the reasonable benefit expectation of policyholders. All new premium rates are approved and authorised by the statutory actuary prior to being issued. Regular investigations into mortality and morbidity experience are conducted. Catastrophe insurance is in place for single event disasters leading to claims amounting to more than R20 million. Liberty can claim the excess over R20 million up to a limit of R200 million in respect of a single event (R100 million where the claims result from war, riot or terrorist related activities). In addition Liberty may not claim more than R400 million (R200 million where the claims result from war, riot or terrorist related activities) in a treaty year.

General underwriting requirements, which are received on a regular basis, are based amongst other factors on sum assured, age, sex, type of cover, answers to non-medical questions completed at policy application stage and occupation of the life assured.

All applications for risk cover in excess of specified limits are reviewed by experienced underwriters and evaluated against established standards. Specific testing for HIV is carried out in all cases where the applications for risk cover exceed a set limit of R500 000 for Liberty Life's lowest risk lives, R300 000 for Liberty Life's second best class of lives from a risk perspective and any amount for other lives. All risk related liabilities in excess of specified monetary limits are reinsured.

Claims risk

Claims risk is the risk that the group will incur excessive mortality and morbidity losses on any group of policies.

The legitimacy of claims is verified by internal, financial and operating controls that are designed to contain and monitor claims risks. Procedures used to control and manage the underwriting risks, per above, are also applicable to claims risk.

Operational risk

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events.

The initiation of all transactions and their administration is conducted on the foundation of segregation of duties that has been designed to ensure materially the completeness, accuracy and validity of all transactions. These controls are augmented by management and executive review of control accounts and systems, electronic and manual checks and controls, back-up facilities and contingency planning. The internal control systems and procedures are also subjected to regular internal audit reviews.

Taxation risk

Taxation risk is the risk that the group will incur a financial loss due to an incorrect interpretation and application of taxation legislation or due to the impact of new taxation legislation on existing structures.

During the development stage of any new product and prior to any corporate transactions the legal and taxation resources of the group, and if required external resources, identify and advise on any material potential taxation impact thereof.

Proposed new taxation legislation is researched fully by the legal and taxation resources to identify any potential impact to the group and where appropriate representation is made to the relevant government minister, including lobby groups etc to assist in ensuring the fairness of new taxation legislation.

for the year ended 31 December 2004

3. Derivative financial instruments

The company and the group are parties to derivative financial instruments. All derivative financial instruments are included in the consolidated balance sheet within marketable securities (refer to note 6). These instruments are used to limit or reduce risk, and comprise futures, options and swaps.

Derivative financial instruments are either traded on a regulated exchange (South African Futures Exchange, "SAFEX") or negotiated over-the-counter (OTC) as a direct arrangement between two counterparties. Instruments traded on SAFEX are margined and SAFEX is the counterparty to each and every trade. OTC instruments are only entered into with appropriately accredited counterparties and are entered into in terms of signed International Swap and Derivative Agreements with each counterparty.

	Policyholders' equity contracts		Shareholders' equity contracts		Total equity contracts	
	Bought Rm	**Sold Rm**	**Bought Rm**	**Sold Rm**	**Bought Rm**	**Sold Rm**
Open derivative positions at 31 December are:						
2004						
Notional or underlying principal amount by term to maturity [1]						
Exchange traded						
Less than 1 year		**(255)**		**(11)**		**(266)**
1 to 5 years	**33**				**33**	
Over the counter						
Less than 1 year	**292**	**(273)**	**724**	**(113)**	**1 016**	**(386)**
1 to 5 years	**260**	**(218)**			**260**	**(218)**
Total	**585**	**(746)**	**724**	**(124)**	**1 309**	**(870)**
Fair value	**123**	**(257)**	**35**	**(11)**	**158**	**(268)**
Maximum credit risk [2]	**123**		**35**		**158**	
2003						
Notional or underlying principal amount by term to maturity [1]						
Exchange traded						
Less than 1 year	23			(43)	23	(43)
Over the counter						
Less than 1 year	67			(99)	67	(99)
1 to 5 years	25				25	
Over 5 years	72	(72)			72	(72)
Total	187	(72)		(142)	187	(214)
Fair value	135	(2)		(52)	135	(54)
Maximum credit risk [2]	132				132	

Definition of terms used above

[1] ***Notional or underlying principal amount*** *reflects the volume of the group's investment in derivative financial instruments. It represents the amount to which a rate or price is applied to calculate the exchange of cash flows. The amount at risk inherent in these contracts is significantly less than the notional amount.*

[2] ***Maximum credit risk*** *represents the cost of replacing, at current fair values, all contracts which have a positive fair value, should the counterparty default. Since no loss related to credit risk is incurred for contracts with a negative fair value, only positive fair values are considered to be at risk.*

for the year ended 31 December 2004

	Life insurance			
	Liberty Group		Liberty Active	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
4. Segment information				
Income statement – extracts				
Revenue	**10 269**	10 503	**2 498**	1 965
Operating profit from insurance operations	**757**	535	**172**	185
Revenue earnings attributable to shareholders' funds	**173**	131	**44**	49
Operating income from financial services operations				
Investment income attributable to shareholders' assets and financial services operations	**360**	343	**66**	71
Investment gains attributable to shareholders' assets held for trading				
Management expenses attributable to shareholders and financial services operations	**(111)**	(91)	**(4)**	(4)
Taxation attributable to shareholders and financial services operations	**(76)**	(121)	**(18)**	(18)
Preference dividend			**(102)**	(95)
Headline earnings	**930**	666	**114**	139
Goodwill amortisation and impairment	**(12)**	(78)		
Realised investment gains attributable to shareholders' assets	**511**	200	**12**	4
Capital gains taxation attributable to shareholders' realised investment gains	**(15)**	(31)	**(1)**	1
Total earnings	**1 414**	757	**125**	144
Southern Africa	**1 414**	757	**125**	144
United Kingdom and other				
Balance sheet – extracts				
Assets				
Southern Africa	**98 088**	84 252	**9 877**	8 667
United Kingdom and other				
Total assets	**98 088**	84 252	**9 877**	8 667
Liabilities				
Southern Africa	**92 268**	78 190	**8 682**	7 888
United Kingdom and other				
Total liabilities	**92 268**	78 190	**8 682**	7 888
Capital expenditure (tangible and intangible)				
Southern Africa	**176**	134	**1**	4
United Kingdom and other				
Total capital expenditure	**176**	134	**1**	4
Cash flow statement – extracts				
Depreciation of tangible assets	**103**	101	**2**	2
Amortisation of intangible assets	**50**	36		
Other non-cash items (primary investment (gains)/losses)	**(9 874)**	(5 807)	**(1 329)**	(465)

Liberty Group Properties		Asset management Joint ventures Astute (33,3%) STANLIB (37,4%)		Liberty Ermitage		Corporate and other (including share-holders' assets)		Total	
2004 Rm	2003 Rm	2004 Rm	2003 Rm	2004 Rm	2003 Rm	2004 Rm	2003 Rm	2004 Rm	2003 Rm
								12 767	12 468
								929	720
25	25	77	38	46	43	60	39	425	325
112	107	77	38	235	190	12	(3)	436	332
(3)	(2)			(34)	(20)	30	28	419	420
						48	64	48	64
(73)	(69)			(151)	(124)	(29)	(46)	(368)	(334)
(11)	(11)			(4)	(3)	(1)	(4)	(110)	(157)
								(102)	(95)
25	25	77	38	46	43	60	39	1 252	950
								(12)	(78)
				13	–	39	111	575	315
						5	5	(11)	(25)
25	25	77	38	59	43	104	155	1 804	1 162
25	25	77	38			117	172	1 758	1 136
				59	43	(13)	(17)	46	26
16	14	387	380			176	536	108 544	93 849
				436	421	618	2 288	1 054	2 709
16	14	387	380	436	421	794	2 824	109 598	96 558
29	32					77	98	101 056	86 208
				48	45		1 523	48	1 568
29	32			48	45	77	1 621	101 104	87 776
1	3					14	30	192	171
				7	2			7	2
1	3			7	2	14	30	199	173
14	2			4	3	1	2	124	110
						–	2	50	38
(1)	–			(16)	68	(688)	(404)	(11 908)	(6 608)

for the year ended 31 December 2004

	Group [1]		Company	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
5. Investment properties				
Details of property investments are recorded in registers, which may be inspected by members or their duly authorised agents, at the company's registered office.				
Completed properties				
Open-market value at beginning of year	**9 724**	8 872	**9 784**	8 968
Additions – Capitalised subsequent expenditure	**190**	51	**190**	51
Disposals	**(466)**	(147)	**(459)**	(147)
Reclassifications to owner-occupied properties	**(39)**	(45)	**(31)**	(43)
Revaluations	**561**	675	**544**	637
Transfers from properties under development	**–**	318	**–**	318
Open-market value at end of year	**9 970**	9 724	**10 028**	9 784
Properties under development				
Cost at beginning of year	**–**	104	**–**	104
Additions – Capitalised subsequent expenditure	**–**	214	**–**	214
Transfers to completed properties	**–**	(318)	**–**	(318)
Cost at end of year	**–**	–	**–**	–
Total investment properties	**9 970**	9 724	**10 028**	9 784
At the end of the year investment properties comprised the following property types:				
Office buildings	**1 228**	1 336	**1 286**	1 393
Shopping malls	**7 099**	6 839	**7 099**	6 839
Hotels	**1 333**	1 218	**1 333**	1 221
Other	**310**	331	**310**	331
Total investment properties	**9 970**	9 724	**10 028**	9 784

[1] *On consolidation R58 million (2003: R60 million) of company investment properties are reclassified to owner-occupied properties (refer note 10).*

The investment properties were independently valued as at 31 December 2004 by Mr P L Rimbault, who is registered as a professional valuer with the South African Council for the Property Valuers Profession as well as a member of the Institute of Valuers of South Africa. The annual valuation of the investment properties is done on the basis of market value in accordance with the handbook of the International Valuation Standards Committee. The basis adopted for multi-tenanted buildings is the discounted cash flow approach, taking cognisance of contractual lease rentals and reverting to current market rental on expiry of the leases. In the case of single tenanted properties, the capitalisation of first year's net income is adopted.

At 31 December 2004 the value of unlet investment properties for the group and company amounted to R60 million (2003: R58 million).

for the year ended 31 December 2004

	Group		Company	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
6. Marketable securities				
Marketable securities comprise:				
Government, municipal and utility stocks	**13 328**	12 687	**12 770**	12 052
– Held at fair value	**13 229**	12 470	**12 770**	12 052
– Available-for-sale	**99**	217		
Debentures	**6 280**	4 910	**5 341**	3 996
– Held at fair value	**6 053**	4 752	**5 297**	3 938
– Available-for-sale	**227**	158	**44**	58
Listed shares	**49 962**	42 062	**46 488**	38 890
– Held at fair value	**47 498**	39 293	**44 502**	37 584
– Held for trading	**18**	347		
– Available-for-sale	**2 446**	2 422	**1 986**	1 306
Derivatives	**156**	132	**63**	92
– Held for trading	**156**	132	**63**	92
Unit trusts	**15 817**	13 172	**13 793**	10 876
– Held at fair value	**15 574**	12 300	**13 550**	10 003
– Available-for-sale	**243**	872	**243**	873
Total marketable securities	**85 543**	72 963	**78 455**	65 906
Held at fair value	**82 354**	68 815	**76 119**	63 577
Held for trading	**174**	479	**63**	92
Available-for-sale	**3 015**	3 669	**2 273**	2 237
Total marketable securities	**85 543**	72 963	**78 455**	65 906
Maturity profile of government, municipal and utility stocks and debentures:				
Due in 1 year or less	**2 315**	207	**1 774**	120
Due after 1 year through 5 years	**7 350**	7 522	**6 740**	6 450
Due after 5 years through 10 years	**3 377**	4 431	**3 112**	4 118
Due after 10 years	**6 566**	5 437	**6 485**	5 360
	19 608	17 597	**18 111**	16 048

Refer to note 2 (credit risk) for details of scrip lending activities.

Details of listed and unlisted investments are recorded in registers, which may be inspected by members or their duly authorised agents, at the company's registered office.

for the year ended 31 December 2004

	Company 2004 Rm	Company 2003 Rm
7. Interests in subsidiary companies		
Shares at valuation	**4 262**	4 299
Amounts owing to subsidiaries	**(1 703)**	(1 817)
	2 559	2 482

	Amount of issued share capital	Percentage of issued share capital held		Shares held at valuation		Amount owing (to)/by subsidiary	
	2004	**2004 %**	2003 %	**2004 Rm**	2003 Rm	**2004 Rm**	2003 Rm
Principal subsidiaries – unlisted							
Liberty Active Limited (previously Charter Life Insurance Company) *[Life insurance]*	**R4 750 000**	**100**	100	**1 125**	886		
Electric Liberty (Proprietary) Limited *[Investment trading]*	**R400**	**100**	100	**423**	380	**(74)**	–
Liberty Ermitage Jersey Limited (Incorporated in Jersey) *[Fund management]*	**£25 010**	**100**	100	**375**	375		
Liberty Group Properties (Proprietary) Limited *[Property asset management]*	**R100**	**100**	100	**4**	4		
Liberty Healthcare (Proprietary) Limited *[Healthcare]*	**R1 701**	**100**	100	**14**	9		
Liblife International B.V. (Incorporated in the Netherlands) *[Investment holding]*	**€18 152**	**100**	100	**–**	102	**–**	(101)
Liblife (Jersey) Limited (Incorporated in Jersey) *[Investment holding]*	**£24**	**100**	100	**2 181**	2 394	**(1 564)**	(1 634)
Libsil Holdings (Proprietary) Limited *[Investment holding]*	**R1**	**100**	100	**1**	1	**6**	–
Hightree Financial Services Limited *[Independent financial consultants]*	**£1**	**100**	100	**1**	4		
Other subsidiaries				**138**	144	**(71)**	(82)
				4 262	4 299	**(1 703)**	(1 817)

Liberty Group Limited, directly and indirectly, has interests in a number of other subsidiaries. The directors are of the opinion that to publish the full information required in terms of paragraph 69 of the Fourth Schedule of the Companies Act would not be of further assistance to shareholders in obtaining a meaningful appreciation of the state of the company's affairs. A register detailing such information in respect of all subsidiaries of Liberty Group Limited will be available for inspection at the annual general meeting and may be inspected by members or their duly authorised agents, at the company's registered office.

The interest of the company for the year in the taxed profits of its subsidiaries was R360 million (2003: R363 million) and in the losses was R17 million (2003: R24 million).

for the year ended 31 December 2004

	Group		Company	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
8. Interests in joint ventures				
Shares at valuation	**384**	366	**384**	366
Amounts owing by joint ventures	**4**	15	**4**	15
	388	381	**388**	381

	Amount of issued share capital	Percentage of issued share capital held		Shares held at valuation		Amount owing by joint venture		Equity accounted earnings	
	2004	**2004 %**	2003 %	**2004 Rm**	2003 Rm	**2004 Rm**	2003 Rm	**2004 Rm**	2003 Rm
Principal joint ventures – unlisted									
STANLIB Limited *[Asset and fund management]*	**R1 000**	**37,4**	37,4	**387**	365	**–**	15	**77**	39
Astute Financial Services Exchange (Proprietary) Limited *[Financial verification and technology service provider]*	**R360**	**33,3**	33,3	**(3)**	1	**4**	–	**–**	(1)
				384	366	**4**	15	**77**	38

	Interest held in joint ventures	
	2004 Rm	2003 Rm
Balance sheet extracts		
Non-current assets	**1 218**	967
Current assets	**536**	385
Long-term liabilities – Interest bearing	**349**	331
Long-term liabilities – Non-interest bearing	**740**	484
Current liabilities	**538**	407
Income statement extracts		
Income	**279**	215
Expenses	**234**	183
Cash flow extracts		
Net cash flows from operating activities	**126**	2
Net cash flows from investing activities	**(46)**	24
Net cash flows from financing activities	**55**	(30)
Commitments		
Capital commitments – Authorised by directors but not contracted	**–**	1
Operating lease commitments	**55**	58
Within 1 year	**6**	4
1 to 5 years	**24**	29
6 to 10 years	**25**	25

for the year ended 31 December 2004

	Group		Company	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
9. Other investments				
Other investments comprise:				
Unlisted equities	**2 016**	2 067	**1 611**	1 683
– Held at fair value	**1 198**	887	**1 052**	503
– Held for trading	**3**	–		
– Available-for-sale	**815**	1 180	**559**	1 180
Mortgages and loans	**663**	772	**575**	703
– Held at fair value	**351**	465	**263**	396
– Originated by the entity	**312**	307	**312**	307
Deposits and money market securities	**29**	1 454	**29**	92
– Held at fair value	**29**	92	**29**	92
– Available-for-sale	**–**	1 362		
Insurance policies				
– Held at fair value	**839**	614	**836**	504
Total other investments	**3 547**	4 907	**3 051**	2 982
Held at fair value	**2 417**	2 058	**2 180**	1 495
Held for trading	**3**	–		
Available-for-sale	**815**	2 542	**559**	1 180
Originated by the entity	**312**	307	**312**	307
Total other investments	**3 547**	4 907	**3 051**	2 982
10. Owner-occupied properties				
Open-market value at beginning of year	**725**	625	**660**	521
Additions – Capitalised subsequent expenditure	**37**	18	**37**	18
Disposals	**(26)**	–	**(26)**	–
Revaluations	**(18)**	37	**(3)**	78
Reclassifications from investment properties	**39**	45	**31**	43
Open-market value at end of year	**757**	725	**699**	660

The owner-occupied properties were independently valued as at 31 December 2004 by Mr P L Rimbault, who is registered as a professional valuer with the South African Council for the Property Valuers Profession as well as a member of the Institute of Valuers of South Africa.

The original cost less accumulated depreciation of the owner-occupied properties is provided below (the benchmark accounting treatment of owner-occupied properties in accordance with AC 123).The allowed alternative method as described in AC 123 is fair value.This method has been adopted as the majority of properties are held to match policyholders' liabilities.

	Group		Company	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
Original cost at beginning of year	**243**	208	**214**	167
Additions – Capitalised subsequent expenditure	**59**	28	**59**	27
Disposals	**(16)**	–	**(16)**	–
Reclassifications from investment properties	**8**	7	**10**	20
Cost at end of year	**294**	243	**267**	214
Accumulated depreciation at beginning of year	**(102)**	(87)	**(91)**	(69)
Depreciation	**(9)**	(9)	**(8)**	(8)
Depreciation on appurtenances	**(4)**	(4)	**(4)**	(3)
Disposals	**10**	–	**10**	–
Reclassifications from investment properties	**–**	(2)	**–**	(11)
Accumulated depreciation at end of year	**(105)**	(102)	**(93)**	(91)
Original cost less accumulated depreciation	**189**	141	**174**	123

for the year ended 31 December 2004

	Group		Company	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
11. Goodwill				
Cost at beginning of year	**187**	187	**187**	187
Accumulated amortisation and impairment at beginning of year	**(106)**	(28)	**(106)**	(28)
Amortisation and impairment	**(12)**	(78)	**(12)**	(78)
Amortisation	**(12)**	(15)	**(12)**	(15)
Impairment [1]	**–**	(63)	**–**	(63)
Accumulated amortisation and impairment at end of year	**(118)**	(106)	**(118)**	(106)
Net carrying amount at end of year	**69**	81	**69**	81

	Goodwill Rm	Accumulated amortisation Rm	Accumulated impairment Rm	Net carrying amount Rm	Amortisation period
Goodwill comprises:					
Liberty Ermitage Jersey Limited	119	(50)	–	69	10 years
Hightree Financial Services Limited	68	(5)	(63)	–	–
	187	(55)	(63)	69	

[1] *The goodwill impairment charge of R63 million, in respect of Hightree Financial Services Limited, was raised in 2003 as the expected growth from this acquisition was not evident in its financial results to date.*

	Group		Company	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
12. Intangible assets				
12.1 Summary				
Cost at beginning of year	**333**	134	**277**	74
Additions	**63**	206	**63**	203
Disposals	**–**	(7)		
Cost at end of year	**396**	333	**340**	277
Accumulated amortisation at beginning of year	**(137)**	(98)	**(82)**	(42)
Amortisation	**(50)**	(38)	**(50)**	(36)
Impairment losses recognised	**(6)**	(4)	**(6)**	(4)
Disposals	**–**	3		
Accumulated amortisation at end of year	**(193)**	(137)	**(138)**	(82)
Net carrying amount at end of year	**203**	196	**202**	195

for the year ended 31 December 2004

	2003 Net carrying amount Rm	Additions Rm	Impairments Rm	Amortisation Rm	**2004 Net carrying amount Rm**	Amortisation period
12. Intangible assets (continued)						
12.2 Movement						
Group						
Computer software – internally generated	74	63	(6)	(37)	**94**	up to 5 years
Present value of in-force life insurance [1]	122	–	–	(13)	**109**	10 years
	196	63	(6)	(50)	**203**	
Company						
Computer software – internally generated	73	63	(6)	(37)	**93**	up to 5 years
Present value of in-force insurance [1]	122	–	–	(13)	**109**	10 years
	195	63	(6)	(50)	**202**	

[1] *Represents the present value (at acquisition date) less amortisation of future profits on life insurance business acquired from Investec Employee Benefits*

	Group		Company	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
13. Tangible assets				
13.1 Summary				
Cost at beginning of year	**1 075**	929	**874**	756
Additions	**136**	175	**113**	134
Disposals	**(153)**	(25)	**(136)**	(16)
Currency revaluation	**(3)**	(4)		
Cost at end of year	**1 055**	1 075	**851**	874
Accumulated depreciation at beginning of year	**(712)**	(607)	**(580)**	(487)
Depreciation	**(124)**	(122)	**(103)**	(101)
Disposals	**122**	14	**112**	8
Currency revaluation	**2**	3		
Accumulated depreciation at end of year	**(712)**	(712)	**(571)**	(580)
Net carrying amount at end of year	**343**	363	**280**	294

	2003 Net book value Rm	Additions Rm	Disposals Rm	Depreciation Rm	Foreign exchange movements Rm	**2004 Net book value Rm**
13.2 Movement						
Group						
Computer equipment	166	48	(21)	(70)	1	**124**
Purchased computer software	14	21	(1)	(6)	1	**29**
Fixtures, furniture and fittings	147	26	(4)	(34)	(1)	**134**
Office equipment and office machines	26	10	(4)	(5)	(2)	**25**
Motor vehicles	10	31	(1)	(9)	–	**31**
	363	136	(31)	(124)	(1)	**343**
Company						
Computer equipment	153	44	(19)	(63)		**115**
Purchased computer software	10	18	(1)	(3)		**24**
Fixtures, furniture and fittings	107	15	(3)	(22)		**97**
Office equipment and office machines	15	5	–	(6)		**14**
Motor vehicles	9	31	(1)	(9)		**30**
	294	113	(24)	(103)		**280**

for the year ended 31 December 2004

	Group funds invested		Contribution to headline earnings		Group investment gains/(losses) [3]	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm	**2004 Rm**	2003 Rm
14. Shareholders' funds						
Analysis of shareholders' funds invested:						
Life insurance operations	**1 125**	886	**44**	49	**148**	48
Liberty Active [1]	**1 125**	886	**216**	234	**148**	48
Less included in operating profit from insurance operations			**(172)**	(185)		
Financial services operations	**1 205**	1 137	**221**	151	**(85)**	3
Astute Financial Services Exchange [2]	**1**	–	**–**	(1)		
Electric Liberty	**423**	380	**68**	46		
Hightree Financial Services	**1**	4	**(1)**	–	**(1)**	(1)
Liberty Ermitage Jersey	**375**	375	**46**	43	**(45)**	(34)
Liberty Group Properties	**4**	4	**25**	25		
Liberty Healthcare	**14**	9	**6**	(1)		
STANLIB [2]	**387**	365	**77**	39	**(39)**	38
Listed investments	**2 019**	1 304	**81**	33	**504**	128
Edcon	**91**	39	**2**	5	**53**	94
Gold Fields	**113**	154	**1**	8	**(32)**	(52)
Metoz (previously Metro Cash and Carry)	**242**	232	**30**	–	**40**	13
SABMiller	**919**	655	**22**	19	**264**	70
Other	**654**	224	**26**	1	**179**	3
Other investments	**4 145**	5 455	**266**	304	**113**	(14)
Cash, preference shares and unit trusts	**1 412**	2 096	**149**	128	**54**	98
Foreign assets	**–**	1 560	**65**	100	**(32)**	(443)
Convertible bonds	**–**	(1 500)	**(83)**	(119)	**37**	470
Unlisted investments	**121**	77	**3**	7	**23**	(52)
Fixed assets and working capital	**1 230**	1 709				
Share of pooled portfolios	**1 382**	1 513	**132**	188	**31**	(87)
Management expenses			**(111)**	(91)		
Normal taxation			**(11)**	(40)		
	8 494	8 782	**490**	406	**680**	165
Preference dividend in subsidiary			**(102)**	(95)		
Secondary tax on companies			**(65)**	(81)		
	8 494	8 782	**323**	230	**680**	165

[1] *Prior to deducting the dividend paid to preference shareholders of R102 million (2003: R95 million)*

[2] *Equity accounted earnings*

[3] *With the implementation of AC 133, unrealised investment gains/(losses) on available-for-sale assets are taken directly to equity. Only realised gains/(losses) on shareholders' assets are shown in the income statement.*

for the year ended 31 December 2004

	Group and Company	
	2004 Rm	2003 Rm
15. Share capital and share premium		
Share capital		
Authorised share capital		
400 000 000 ordinary shares of 10 cents each	**40**	40
Unissued shares excluding unissued shares reserved		
92 767 590 (2003: 71 406 225) ordinary shares of 10 cents	**9**	7
Unissued shares reserved		
For the purpose of the convertible bond issue nil (2003: 23 088 252) ordinary shares of 10 cents each	**–**	2
For the purpose of the Senior Executive Share Option Scheme 919 780 (2003: 972 092) ordinary shares of 10 cents each	**–**	–
For the purpose of the Share Trust 6 468 833 (2003: 5 492 792) ordinary shares of 10 cents each	**1**	1
For the purpose of the Group Share Incentive Scheme 23 250 890 (2003: 24 369 603) ordinary shares of 10 cents each	**2**	2
	3	5
Issued share capital		
276 592 907 (2003: 274 671 036) ordinary shares of 10 cents each:		
Balance at beginning of year	**28**	28
Issued during the year (1 921 871 ordinary shares)	**–**	–
Balance at end of the year	**28**	28
Share premium		
Balance at beginning of year	**2 162**	2 123
1 921 871 (2003: 1 051 529) ordinary shares issued at an average premium of R43,34 (2003: R37,13) per share in terms of the Senior Executive Share Option Scheme, Share Trust and Group Share Incentive Scheme	**83**	39
Balance at end of year	**2 245**	2 162
Total issued share capital and share premium	**2 273**	2 190

The following unissued shares are under the general authority and control of the directors which authority expires at the annual general meeting to be held on 23 May 2005: 27 467 103 (2003: 27 361 950) ordinary shares of 10 cents each.

16. Convertible bonds

All the holders of US$238 million, 6,5% convertible bonds, which were issued by the company's subsidiary Liblife International B.V. in July 1994, elected to be repaid in cash at 30 September 2004. The total of R1 541 million was paid by the group out of shareholders' funds. The holders had an alternative election to convert into ordinary shares of Liberty Group Limited on the basis of 484 shares for every US$5 000 of bonds.

		Group		Company	
	Notes	**2004 Rm**	2003 Rm	**2004 Rm**	2003 Rm
17. Policyholders' liabilities under investment contracts					
Balance at beginning of year		**27 544**	24 004	**27 137**	23 368
Net movement for year		**4 584**	3 540	**4 708**	3 769
Fair value adjustment		**4 056**	2 824	**4 079**	2 745
Service fee income from investment contracts		**(652)**	(449)	**(646)**	(447)
Fund flows from investment contracts		**1 180**	1 165	**1 275**	1 471
Inflows	23	**8 439**	6 103	**8 276**	6 145
Payments	26	**(7 259)**	(4 938)	**(7 001)**	(4 674)
Balance at end of year		**32 128**	27 544	**31 845**	27 137

for the year ended 31 December 2004

	Group		Company	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
18. Policyholders' liabilities under insurance contracts				
Balance at beginning of year	**56 296**	49 723	**50 609**	44 838
Transfer to policyholders' liabilities	**9 625**	6 573	**7 907**	5 771
Balance at end of year	**65 921**	56 296	**58 516**	50 609
Gross policyholders' liabilities under insurance contracts	**66 392**	56 681	**58 977**	50 988
Insurance policyholders' liabilities reinsured	**(471)**	(385)	**(461)**	(379)
Net policyholders' liabilities under insurance contracts	**65 921**	56 296	**58 516**	50 609

	Group and Company			
	Defined benefit pension fund		Post-retirement medical aid	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
19. Retirement benefit obligation				
In the opinion of the pension fund valuator, after the most recent statutory actuarial valuation as at 1 January 2003, the defined benefit plan was financially sound.				
Change in defined benefit funded obligation				
Present value of funded obligation at beginning of year	**513**	472		
Adjustments [1]	**13**	–		
Service cost benefits earned during the year	**16**	15		
Interest cost on projected benefit obligation	**30**	64		
Actuarial loss/(gain)	**48**	(29)		
Benefits paid	**(59)**	(9)		
Present value of funded obligation at end of year	**561**	513		
Change in plan assets				
Fair value of plan assets at beginning of year	**901**	800		
Expected return on plan assets	**74**	111		
Actuarial gain/(loss)	**163**	(11)		
Employer contribution	**14**	10		
Benefits paid	**(59)**	(9)		
Fair value of plan assets at end of year	**1 093**	901		

[1] *The statutory valuation basis of Liberty Pension Fund has changed from a long-term stable basis to a market related valuation basis. Liabilities are valued using market interest rates. The adjustment represents the impact on the liability due to the change in valuation methodology.*

for the year ended 31 December 2004

	Group and Company			
	Defined benefit pension fund		**Post-retirement medical aid**	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
19. Retirement benefit obligation (continued)				
Fund excess	**532**	388		
Excess not recognised [2]	**532**	388		
Change in unfunded obligation				
Present value of unfunded obligation at beginning of year			**155**	143
Service cost benefits earned during the year			**6**	6
Interest cost on projected benefit obligation			**20**	19
Actuarial gain			**(21)**	(13)
Present value of unfunded obligation at end of year			**160**	155
Net liability recognised in balance sheet			**160**	155
Analysis of the retirement benefit obligation movement				
Adjustment for change in valuation basis	**13**	–		
Current service cost	**16**	15	**6**	6
Interest cost	**30**	64	**20**	19
Expected return on plan assets	**(74)**	(111)		
Net actuarial gain recognised in year	**(115)**	(18)	**(21)**	(13)
Employer contributions	**(14)**	(10)		
	(144)	(60)	**5**	12
The valuation was based on the following principal actuarial assumptions				
Anticipated after-taxation returns on investments	**7%**	13%	**13%**	13%
Discount rate	**7%**	13%	**13%**	13%
Future salary increases (excluding increases on promotion)	**5%**	10%		
Medical cost trend rate			**11%**	11%
Retirement age: – executives	**63**	63	**63**	63
– others	**65**	65	**65**	65
Investments in excess of 5% of plan assets				
Anglo American plc	**–**	54		
Investments in employer and holding companies				
Standard Bank Group Limited	**42**	35		
Liberty Holdings Limited	**13**	11		
	55	46		

[2] *No asset is recognised in respect of the surplus, as the apportionment of the surplus between the company and members still needs to be approved by the Registrar of Pension Funds in terms of the Pension Fund Second Amendment Act, 39 of 2001.*

for the year ended 31 December 2004

	Normal taxation		Capital gains taxation		Total	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm	**2004 Rm**	2003 Rm
20. Deferred taxation						
Group						
Asset/(liability) at beginning of year	**30**	(24)	**(343)**	(201)	**(313)**	(225)
Restatement of opening deferred taxation liability on implementation of AC 133	**–**	39			**–**	39
Net temporary differences	**(35)**	15	**(288)**	(142)	**(323)**	(127)
Net prepaid commission	**(34)**	35			**(34)**	35
Unrealised (gains)/losses on shareholders' investments			**(162)**	20	**(162)**	20
Unrealised gains on policyholders' investments			**(126)**	(162)	**(126)**	(162)
Depreciation	**–**	4			**–**	4
Provisions	**(1)**	(24)			**(1)**	(24)
(Liability)/asset at end of year	**(5)**	30	**(631)**	(343)	**(636)**	(313)
Deferred taxation comprises:						
Deferred taxation liability	**(19)**		**(631)**	(343)	**(650)**	(343)
Net prepaid commission	**(19)**	–			**(19)**	–
Unrealised gains on shareholders' investments			**(239)**	(77)	**(239)**	(77)
Unrealised gains on policyholders' investments			**(392)**	(266)	**(392)**	(266)
Deferred taxation asset	**14**	30			**14**	30
Net prepaid commission	**–**	15			**–**	15
Provisions	**14**	15			**14**	15
(Liability)/asset at end of year	**(5)**	**30**	**(631)**	**(343)**	**(636)**	**(313)**
Company						
Asset/(liability) at beginning of year	**32**	(20)	**(331)**	(185)	**(299)**	(205)
Restatement of opening deferred taxation liability on implementation of AC 133	**–**	39			**–**	39
Net temporary differences	**(37)**	13	**(241)**	(146)	**(278)**	(133)
Net prepaid commission	**(34)**	35			**(34)**	35
Unrealised losses on shareholders' investments			**(137)**	3	**(137)**	3
Unrealised gains on policyholders' investments			**(104)**	(149)	**(104)**	(149)
Provisions	**(3)**	(22)			**(3)**	(22)
(Liability)/asset at end of year	**(5)**	32	**(572)**	(331)	**(577)**	(299)
Deferred taxation comprises:						
Deferred taxation liability	**(19)**	–	**(572)**	(331)	**(591)**	(331)
Unrealised gains on shareholders' investments			**(207)**	(70)	**(207)**	(70)
Unrealised gains on policyholders' investments			**(365)**	(261)	**(365)**	(261)
Net prepaid commission	**(19)**	–			**(19)**	–
Deferred taxation asset	**14**	32			**14**	32
Net prepaid commission	**–**	15			**–**	15
Provisions	**14**	17			**14**	17
(Liability)/asset at end of year	**(5)**	**32**	**(572)**	**(331)**	**(577)**	**(299)**

No provision for deferred capital gains taxation has been made, for the investments in the subsidiaries, as the company controls the timing of the reversal of temporary differences and it is probable that these differences will not reverse in the foreseeable future.

for the year ended 31 December 2004

	Property		Leave pay		Incentive scheme		Retention bonuses		Total	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm	**2004 Rm**	2003 Rm	**2004 Rm**	2003 Rm	**2004 Rm**	2003 Rm
21. Provisions										
Group										
At beginning of year	**9**	2	**26**	30	**36**	19	**3**	–	**74**	51
Additional provisions	**5**	9	**44**	38	**51**	44	**–**	10	**100**	101
Utilised during the year	**(9)**	(2)	**(42)**	(42)	**(33)**	(27)	**(3)**	(7)	**(87)**	(78)
At end of year	**5**	9	**28**	26	**54**	36	**–**	3	**87**	74
Company										
At beginning of year	**9**	2	**23**	25	**30**	14	**3**	–	**65**	41
Additional provisions	**5**	9	**40**	34	**46**	39	**–**	9	**91**	91
Utilised during the year	**(9)**	(2)	**(37)**	(36)	**(28)**	(23)	**(3)**	(6)	**(77)**	(67)
At end of year	**5**	9	**26**	23	**48**	30	**–**	3	**79**	65

Property

Provisions raised for capital expenditure on completed properties which are undergoing refurbishments.

Leave pay

In terms of the group policy, employees are entitled to accumulate a maximum of 15 days compulsory leave and 20 days discretionary leave. Compulsory leave has to be taken within 12 months of earning it, failing which it is forfeited. Discretionary leave can be sold back to the company while compulsory leave cannot be sold back to the company.

Incentive scheme

In terms of the group policy, selected employees at the discretion of directors receive an incentive bonus. The incentive bonus relates to employee, corporate and business unit performance and is approved by the remuneration committee.

Retention bonuses

In 2003 certain key employees of the group were granted retention bonuses which were paid during the year.

for the year ended 31 December 2004

	Group		Company	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
22. New business				
New business premium income from insurance contracts	**7 046**	6 987	**5 239**	5 545
New fund inflows from investment contracts	**6 310**	4 604	**6 153**	4 648
New service fee income from investment contracts	**84**	76	**78**	75
Total new business	**13 440**	11 667	**11 470**	10 268
Comprising:				
New business – recurring premiums and inflows from investment contracts	**3 158**	2 935	**2 449**	2 360
Individual	**2 674**	2 504	**1 965**	1 929
Group	**484**	431	**484**	431
New business – single premiums and inflows from investment contracts	**10 282**	8 732	**9 021**	7 908
Individual	**6 566**	4 986	**5 416**	4 073
Group	**1 582**	1 924	**1 662**	2 115
Immediate annuities	**2 134**	1 822	**1 943**	1 720
Total new business	**13 440**	11 667	**11 470**	10 268
New individual business	**9 240**	7 490	**7 381**	6 002
New group business	**2 066**	2 355	**2 146**	2 546
New immediate annuities	**2 134**	1 822	**1 943**	1 720
Total new business	**13 440**	11 667	**11 470**	10 268
New business index	**4 186**	3 808	**3 351**	3 151
Natural increases	**846**	748	**803**	706
New business index net of contractual increases	**3 340**	3 060	**2 548**	2 445
Value of new business written in the year	**815**	609		
New business margin (net of contractual increases)	**24,4%**	19,9%		

New business index is an internationally accepted measure calculated as the sum of annualised recurring new business plus 10% of new single premiums and inflows for the year.

for the year ended 31 December 2004

	Group		Company	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
23. Net premium income				
Net premium income from insurance contracts	**12 115**	12 019	**9 623**	10 056
Fund inflows from investment contracts	**8 439**	6 103	**8 276**	6 145
Net premium income and inflows from investment contracts	**20 554**	18 122	**17 899**	16 201
Comprising:				
Recurring premium income and inflows from investment contracts	**10 319**	8 725	**8 909**	7 584
Individual	**7 706**	6 618	**6 297**	5 477
Group	**2 613**	2 107	**2 612**	2 107
Single premium income and inflows from investment contracts	**10 235**	9 397	**8 990**	8 617
Individual	**6 489**	5 075	**5 355**	4 208
Group [(1)]	**1 582**	2 459	**1 662**	2 648
Immediate annuities	**2 164**	1 863	**1 973**	1 761
Net premium income and inflows from investment contracts	**20 554**	18 122	**17 899**	16 201
Individual premium income and inflows from investment contracts	**14 195**	11 693	**11 652**	9 685
Group premium income and inflows from investment contracts [(1)]	**4 195**	4 566	**4 274**	4 755
Immediate annuities	**2 164**	1 863	**1 973**	1 761
Net premium income and inflows from investment contracts	**20 554**	18 122	**17 899**	16 201

Premium income and inflows from investment contracts are shown net of reinsurance of R225 million (2003: R196 million).

[(1)] *Group balances are stated net of inter-company eliminations between Liberty and Liberty Active.*

for the year ended 31 December 2004

	Group		Company	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
24. Investment income net of interest paid				
Dividend, interest and net rental income	**4 557**	4 027	**4 398**	3 936
Attributable to policyholders' liabilities	**4 138**	3 607	**4 007**	3 550
Attributable to shareholders' funds	**419**	420	**391**	386
Operating income from financial services	**359**	294	**144**	113
Equity accounted earnings from joint ventures	**77**	38	**77**	38
Investment income net of interest paid	**4 993**	4 359	**4 619**	4 087
Comprising:				
Income from subsidiaries			**345**	338
Retained income/(accumulated loss) of subsidiaries			**265**	(297)
Dividends received from subsidiaries			**80**	635
Retained income of joint ventures	**45**	36	**45**	36
Dividends received	**1 450**	1 171	**1 345**	1 084
Listed shares	**1 254**	1 034	**1 167**	966
Unlisted shares	**196**	137	**178**	118
Income on unit trusts	**529**	404	**478**	384
Interest income	**2 152**	2 005	**1 844**	1 654
Net rental income [1]	**704**	669	**703**	665
Rental income	**1 095**	1 047	**1 004**	945
Direct operating expenses – let properties	**(357)**	(344)	**(260)**	(238)
– unlet properties	**(5)**	(9)	**(5)**	(8)
– owner-occupied properties	**(29)**	(25)	**(36)**	(34)
Management fees	**159**	204	**(138)**	(98)
Scrip lending fees	**1**	5	**1**	5
Sundry (expense)/income	**(5)**	–	**(1)**	26
Investment income	**5 035**	4 494	**4 622**	4 094
Interest paid	**(42)**	(135)	**(3)**	(7)
Investment income net of interest paid	**4 993**	4 359	**4 619**	4 087

[1] Notional rent relating to owner-occupied properties of R110 million (2003: R96 million) has been eliminated.

for the year ended 31 December 2004

	Group		Company	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
25. Investment gains/(losses)				
Investment gains/(losses) attributable to policyholders' liabilities	**11 728**	6 508	**11 229**	6 012
Investment properties	**602**	707	**587**	667
Owner-occupied properties	**(18)**	38	**(3)**	78
Marketable securities	**10 802**	6 169	**10 753**	5 407
Other investments	**342**	(406)	**(108)**	(140)
Investment gains attributable to shareholders' assets held for trading	**48**	64		
Marketable securities	**48**	66		
Other investments		(2)		
Realised investment gains attributable to shareholders' assets	**575**	315	**575**	315
Marketable securities	**327**	368	**327**	161
Other investments	**248**	(53)	**248**	154
Net unrealised investment movements attributable to shareholders' assets recognised against equity	**105**	(151)	**26**	(175)
Marketable securities	**270**	(41)	**270**	(43)
Other investments	**(165)**	(110)	**(244)**	(132)
Total investment gains	**12 456**	6 736	**11 830**	6 152
Comprising:				
Investment gains/(losses) attributable to policyholders' liabilities	**11 728**	6 508	**11 229**	6 012
Unrealised investment gains	**9 240**	5 969	**8 972**	5 391
Realised investment gains	**3 740**	2 021	**3 491**	2 070
Translation losses	**(1 252)**	(1 482)	**(1 234)**	(1 449)
Investment gains attributable to shareholders' assets	**728**	228	**601**	140
Net unrealised investment reserve movements	**147**	(87)	**68**	(127)
Investment gains	**623**	363	**575**	315
Translation losses	**(42)**	(48)	**(42)**	(48)
Total investment gains	**12 456**	6 736	**11 830**	6 152

for the year ended 31 December 2004

	Group		Company	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
26. Claims and policyholders' benefits				
Claims and policyholders' benefits under insurance contracts	**9 655**	8 687	**8 783**	7 521
Payments under investment contracts	**7 259**	4 938	**7 001**	4 674
Claims and policyholders' benefits	**16 914**	13 625	**15 784**	12 195
Comprising:				
Individual	**10 867**	10 436	**9 737**	9 006
Death and disability claims	**1 895**	1 721	**1 393**	1 348
Policy maturity claims	**3 427**	3 976	**2 813**	3 558
Policy surrender claims	**4 005**	3 336	**4 219**	2 930
Annuity payments	**1 540**	1 403	**1 312**	1 170
Group	**6 047**	3 189	**6 047**	3 189
Death and disability claims	**489**	357	**489**	357
Scheme terminations	**276**	339	**276**	339
Scheme member withdrawals	**1 448**	1 104	**1 448**	1 104
Annuity payments	**251**	217	**251**	217
Investment only terminations and withdrawals	**3 583**	1 172	**3 583**	1 172
Total claims and policyholders' benefits	**16 914**	13 625	**15 784**	12 195

Claims and policyholders' benefits are shown net of reinsurance recoveries of R176 million (2003: R211 million).

	Group		Company	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
27. Management expenses				
Management expenses attributable to policyholders' liabilities	**1 668**	1 526	**1 505**	1 388
Management expenses attributable to shareholders' investments, including subsidiaries	**368**	334	**111**	91
Total management expenses	**2 036**	1 860	**1 616**	1 479
Comprising:				
Employee costs	**1 002**	943	**756**	733
Office costs	**681**	583	**580**	477
Training and development costs	**133**	125	**108**	97
Other	**220**	209	**172**	172
Total management expenses	**2 036**	1 860	**1 616**	1 479

for the year ended 31 December 2004

	Group		Company	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
27. Management expenses (continued)				
Management expenses include the following:				
Amortisation – intangible assets	**50**	38	**50**	36
Auditors' remuneration	**14**	11	**12**	9
Audit fees – Current year	**11**	9	**9**	7
Other services	**3**	2	**3**	2
Consulting fees	**48**	52	**36**	37
Defined benefit pension fund contributions	**14**	10	**12**	8
Defined contribution provident fund contributions	**62**	59	**52**	48
Depreciation [(1)]	**112**	110	**103**	101
Fixtures, furniture and fittings	**23**	22	**22**	20
Computer equipment	**68**	73	**63**	68
Computer software	**6**	4	**3**	3
Office equipment and office machines	**6**	6	**6**	5
Motor vehicles	**9**	5	**9**	5
Impairment losses	**6**	4	**6**	4
Loss/(profit) on disposal of tangible assets	**13**	(5)	**13**	(5)
Operating lease charges	**43**	47	**22**	27
Other related South African taxes	**262**	243	**214**	204
Financial services levy	**5**	9	**4**	9
Non-recoverable value added taxation	**234**	207	**189**	170
Regional services council levies	**23**	17	**21**	16
Stamp duty	**–**	10	**–**	9
Directors' emoluments			**R'000**	R'000
Chairman's and non-executive directors' fees			**1 649**	1 436
Executive directors			**10 723**	14 873
Basic salaries			**4 201**	5 251
Bonuses and performance related payments			**5 290**	3 338
Expense allowances			**184**	495
Retirement and medical benefits			**556**	931
Other incentives and benefits			**324**	4 660
Gains on implementation of share options			**168**	198
Total emoluments (with the exception of gains on implementation of share options, all paid by the company)			**12 372**	16 309

Full details of the directors' emoluments are contained in the Corporate Governance Report on page 45.

(1) *Depreciation of R12 million (2003: R11 million) for the group is set off against income from investment property-hotel operations, which is the difference between depreciation in management expenses and tangible assets (refer note 13.2).*

for the year ended 31 December 2004

	Group		Company	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
28. Taxation				
Normal taxation attributable to shareholders' and financial services operations	**110**	157	**76**	121
Taxation attributable to policyholders' liabilities	**780**	641	**721**	566
Normal taxation	**495**	322	**485**	264
Current capital gains taxation	**58**	6	**58**	6
Deferred capital gains taxation	**126**	164	**79**	149
Retirement fund taxation	**101**	149	**99**	147
Capital gains taxation attributable to shareholders' investment gains recognised in the income statement	**11**	25	**11**	25
Capital gains taxation attributable to shareholders' investment gains recognised against equity	**162**	(21)	**162**	(21)
Total taxation	**1 063**	802	**970**	691
Comprising:				
South African normal taxation	**527**	387	**496**	303
Current year taxation	**526**	410	**493**	324
Prior years' taxation	**(34)**	(8)	**(34)**	(8)
Deferred taxation	**35**	(15)	**37**	(13)
South African capital gains taxation	**357**	174	**310**	160
Current year taxation	**69**	32	**69**	31
Deferred taxation	**288**	142	**241**	129
Other related South African taxes	**175**	237	**164**	228
Retirement fund taxation	**101**	149	**99**	147
Secondary tax on companies	**74**	88	**65**	81
Foreign taxation – current year normal taxation	**4**	4		
Total taxation	**1 063**	802	**970**	691
	%	%	**%**	%
Reconciliation of tax rate attributable to shareholders' funds				
Taxation charge for the year as a percentage of revenue earnings attributable to shareholders' funds before taxation	**20,6**	32,6	**15,2**	27,2
Secondary tax on companies	**(13,8)**	(18,1)	**(12,9)**	(18,2)
Taxation excluding secondary tax on companies	**6,8**	14,5	**2,3**	9,0
The charge for the year has been reduced as a consequence of:				
Dividends received	**15,7**	9,9	**14,7**	8,0
Other non-taxable income and permanent differences	**7,5**	5,6	**13,0**	13,0
Standard rate of South African taxation	**30,0**	30,0	**30,0**	30,0

The group has estimated taxation losses attributable to shareholders' funds of R154 million (2003: R212 million) which are available for set-off against future taxable income. No provision for deferred capital gains taxation has been made for the investments in the subsidiaries, as the company controls the timing of the reversal of temporary differences and it is probable that these differences will not reverse in the foreseeable future.

for the year ended 31 December 2004

	Group and Company 2004 Rm	2003 Rm
29. Earnings per share		
Headline earnings per share		
Headline earnings	**1 252**	950
Weighted average number of shares in issue (000's) [1]	**271 936**	273 951
Headline earnings per share (cents)	**460,4**	346,4

[1] *Headline earnings per share is calculated by dividing the headline earnings by the weighted average number of shares in issue during the year.*

	2004 Rm	2003 Rm
Fully diluted headline earnings per share		
Headline earnings	**1 252**	950
Fully diluted weighted average number of shares in issue (000's)	**277 643**	274 360
Weighted average number of shares in issue (000's) [1]	**271 936**	273 951
Adjustments for:		
Implementation of shares under option below fair value (000's)	**1 706**	409
Effect of BEE transaction	**4 001**	–
Fully diluted headline earnings per share (cents)	**450,9**	345,9
Total earnings per share		
Total earnings	**1 804**	1 162
Weighted average number of shares in issue (000's) [1]	**271 936**	273 951
Total earnings per share (cents)	**663,4**	424,0

[1] *Total earnings per share is calculated by dividing the total earnings by the weighted average number of shares in issue during the year.*

	2004 Rm	2003 Rm
Fully diluted total earnings per share		
Total earnings	**1 804**	1 162
Adjustment for convertible bond interest	**–**	81
Fully diluted total earnings	**1 804**	1 243
Fully diluted weighted average number of shares in issue (000's)	**277 643**	297 448
Weighted average number of shares in issue (000's) [1]	**271 936**	273 951
Adjustments for:		
Conversion of bonds into equity (000's)	**–**	23 088
Implementation of shares under option below fair value (000's)	**1 706**	409
Effect of BEE transaction	**4 001**	–
Fully diluted total earnings per share (cents)	**649,8**	417,9
[1] *Weighted average number of shares in issue (000's)*	**271 936**	273 951
Weighted average before BEE transaction	**275 742**	273 951
Effect of BEE transaction	**(3 806)**	–

for the year ended 31 December 2004

	Group		Company	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
30. Reconciliation of total earnings to cash generated from operations				
Total earnings	**1 804**	1 162	**1 804**	1 162
Adjustments for:				
Policyholders' liability transfers	**13 681**	10 113	**11 986**	9 540
Interest received	**(2 584)**	(2 336)	**(2 225)**	(1 966)
Interest paid	**42**	135	**3**	7
Dividends received	**(1 547)**	(1 243)	**(1 442)**	(1 791)
Taxation	**901**	823	**808**	712
	12 297	8 654	**10 934**	7 664
Adjustments for non-cash items:				
Retained income of subsidiaries			**(162)**	392
Retained income of joint ventures	**(41)**	(36)	**(41)**	(36)
Amortisation of intangible assets	**50**	38	**50**	36
Depreciation of tangible assets	**124**	122	**103**	113
Impairment losses	**6**	4	**6**	4
Amortisation of goodwill	**12**	78	**12**	78
Loss/(profit) on disposal of fixed assets	**13**	(5)	**13**	(5)
Amortisation of bond issue costs	**3**	6		
Amortisation of fixed interest securities	**–**	126	**–**	76
Investment gains attributable to shareholders' assets	**(623)**	(380)	**(575)**	(315)
Investment gains attributable to policyholders' liabilities	**(11 728)**	(6 508)	**(11 229)**	(6 012)
Income attributable to minority shareholders in subsidiaries	**102**	95		
	215	2 194	**(889)**	1 995
Working capital changes:	**805**	387	**660**	72
Net outstanding premiums, accrued investment income and other debtors	**743**	338	**525**	143
Outstanding claims, policyholders' benefits and other creditors	**243**	465	**300**	253
Tangible and intangible assets	**(181)**	(416)	**(165)**	(324)
Cash generated from/(utilised for) operations	**1 020**	2 581	**(229)**	2 067
31. Dividends paid				
Dividends as per statement of changes in group shareholders' funds	**(766)**	(761)	**(766)**	(761)
Dividends paid to minority shareholders in subsidiary	**(95)**	(82)		
	(861)	(843)	**(766)**	(761)

for the year ended 31 December 2004

	Group		Company	
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm
32. Taxation paid				
Taxation payable and deferred taxation at beginning of year	**(437)**	(475)	**(318)**	(392)
Adjustment on implementation of AC 133	**–**	39	**–**	39
Taxation attributable to group and company	**(1 063)**	(802)	**(970)**	(692)
Taxation payable and deferred taxation at end of year	**806**	437	**693**	318
	(694)	(801)	**(595)**	(727)

33. Related party transactions

Holding company

Liberty Group Limited's (Liberty) immediate holding company is Liberty Holdings Limited which, in turn, is controlled by Standard Bank Group Limited (Stanbank), the company's ultimate holding company. Liberty provides certain administrative and secretarial services to Liberty Holdings Limited for which it is reimbursed at cost.

Asset management

Liberty and Liberty Active Limited (Liberty Active) paid asset management fees to STANLIB Asset Management Limited (STANLIBAM) on assets managed by STANLIBAM on their behalf in accordance with arms' length investment mandates. STANLIBAM manages R72 billion (2003: R59 billion) of the policyholders' assets of Liberty and Liberty Active.

Banking arrangements

The group makes use of banking facilities provided by Standard Bank of South Africa Limited (Standard Bank) and STANLIBAM. At 31 December 2004 cash and cash equivalents amounting to R358 million (2003: R273 million) were held with Standard Bank. Term deposits and other money market securities with Standard Bank amounted to R1 599 million at 31 December 2004 (2003: R673 million). In addition, money market deposits of R628 million (2003: Rnil) were held by STANLIBAM.These deposits were made in the normal course of business at prevailing market rates.

Bancassurance

Liberty and Liberty Active entered into a joint venture agreement with Stanbank for the sale and promotion of insurance products. New business premium income received in respect of this business in 2004 amounted to R3 557 million (2003: R2 634 million). In terms of the joint venture agreement Liberty Active has paid a preference dividend of R102 million (2003: R95 million) to Stanbank in the current year in respect of the emergence of embedded value profits on the business.

Forward exchange contracts

All Liberty Ermitage Jersey Limited's (Liberty Ermitage) forward exchange contracts are placed with Standard Bank (refer to the currency risk component of note 2).

Property lease agreements

Certain related parties of the group are lessees in terms of arms' length property lease agreements with Liberty. Rentals and management fees received by Liberty from related parties for the year ended 31 December 2004 amounted to R45 million (2003: R48 million).

for the year ended 31 December 2004

33. Related party transactions (continued)

Transactions with directors

Mr S J Macozoma has a 20% shareholding in Safika Holdings (Proprietary) Limited, which has a 12,9% holding in STANLIB Limited.

Various share options are granted to directors as indicated in the Directors' report.

Certain directors are associated with the Black Economic Empowerment transaction, refer pages 24 and 25 as well as note 35.

Treasury function

STANLIBAM performs a treasury function for Liberty and its subsidiaries at prevailing market rates in terms of a contract signed between STANLIBAM and Liberty.

Liberty Life Association of Africa Limited Share Trust (Share Trust) and Lexshell 615 (Pty) Limited

Ordinary shares, held by the share trust and Lexshell 615 (Proprietary) Limited, are to be used in implementing the General Staff Scheme, refer note 36.

Outsourcing of IT services

With effect from 1 October 2004, the group partially outsourced its information technology services to Standard Bank. The outsourcing will result in an estimated payment of R30 million per annum to Standard Bank.

Black Economic Empowerment transaction

Costs incurred in relation to the transaction include a R10 million fee payable to Standard Bank Corporate and Investment Banking, a subsidiary of the group's holding company.

Investments in holding companies

Liberty and Liberty Active invest from time to time in securities issued by its holding companies, Standard Bank Group Limited and Liberty Holdings Limited. These assets are acquired at market rates to specifically back policyholders' liabilities.

At 31 December 2004, Liberty Group held listed ordinary shares with a market value of R3 244 million and listed preference shares with a market value of R128 million in Standard Bank Group Limited. This represented a 3,6% holding in Standard Bank Group Limited's issued ordinary share capital and a 0,1% holding in the listed preference shares.

Liberty Group also held unsecured quoted debentures in Standard Bank Group Limited with a value of R1 477 million.

Liberty Group held ordinary shares with a market value of R459 million in Liberty Holdings Limited as at 31 December 2004. This represented a 5,4% holding in the issued ordinary share capital of Liberty Holdings Limited.

for the year ended 31 December 2004

	Group		Company	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
34. Commitments				
34.1 Operating lease commitments	**97**	48	**19**	28
Within 1 year	**26**	13	**12**	5
1 to 5 years	**44**	32	**7**	23
6 to 10 years	**27**	3		
34.2 Capital commitments				
34.2.1 Capital Alliance Holdings Limited acquisition				
The board of directors have approved the purchase of the entire issued share capital of Capital Alliance Holdings Limited. Details of the anticipated transaction are contained in the directors' report on page 59	**3 094**	–	**3 094**	–
34.2.2 Tangible assets	**203**	165	**200**	111
Under contracts	**178**	148	**178**	94
Authorised by the directors but not contracted	**25**	17	**22**	17
34.2.3 Investment properties [1]				
Under contracts	**290**	–	**290**	–
Total commitments	**3 684**	213	**3 603**	139

[1] *Wedelin Investments 1 (Proprietary) Limited acquisition*

The company has entered into purchase agreements to acquire 100% of Wedelin Investments 1 (Proprietary) Limited, including loan claims. The company owns a property under development in Mitchells Plain, which will be classified as an investment property.

The effective date of purchase will be determined by the date that the Competition Tribunal approval is received. The purchase consideration has been advanced on loan account at 31 December 2004.

Group figures above include the group's share of commitments of joint ventures amounting to R55 million (2003: R58 million). Refer to note 8. The above expenditure will be financed by available bank facilities, existing cash resources and funds internally generated.

35. Black Economic Empowerment Transaction

As discussed on pages 24 and 25 the company entered into a series of transactions whereby an investment in aggregate of R1 251 million was made in cumulative redeemable preference shares split as follows:

Companies	**Beneficiary**	**Number of shares 000's**	**Value per share R**	**Total amount invested Rm**
Lexshell 620 (Pty) Limited	Safika Holdings (Pty) Limited	300 264	1 000	**300**
Lexshell 621 (Pty) Limited	Shanduka Group (Pty) Limited	200 179	1 000	**200**
Lexshell 622 (Pty) Limited	The Black Managers' Trust [1]	500 446	1 000	**501**
Lexshell 623 (Pty) Limited	The Community Trust [2]	250 223	1 000	**250**
		1 251 112		**1 251**

[1] *Registered as the Katleho Managers Trust*

[2] *Registered as the Katleho Community Trust*

The cumulative redeemable preference shares attract dividends at 65% of Standard Bank's prime lending rate. The preference dividends are payable on each date the company, (which has issued the preference shares) receives an ordinary dividend from Liberty Group Limited.

for the year ended 31 December 2004

35. Black Economic Empowerment transaction (continued)

In accordance with local and international accounting advice the preference shares do not meet the definition of a financial asset in terms of generally accepted accounting practice and therefore the investment value of the preference shares have reduced equity and are stated in the analysis of equity (page 80 and 81) as a negative empowerment reserve. Receipt of preference share dividends will be credited directly to reserves.

For the purposes of earnings per share calculations the weighted average number of shares in issue is reduced by the number of company shares held by the empowerment subsidiaries directly funded by the proceeds received from the preference shares (refer note 29).

36. General Staff Scheme

On 15 October 2004 shareholders approved a general staff scheme whereby there will be an incentive grant of 100 Liberty Group Limited ordinary shares per qualifying staff member. The company will utilise unencumbered shares held by the Liberty Life Association of Africa Limited Share Trust ("share trust") and those held by a subsidiary company (Lexshell 615 (Pty) Limited) which acquired the shares, under the directors' share buy back authority, for this purpose.

A total of 481 592 ordinary shares of 10 cents each, 262 953 held by the share trust and 218 639 held by a subsidiary at 31 December 2004, are included in marketable securities (note 6) at a value of R32 million. These shares will be transferred to the Liberty Group General Staff Scheme Share Trust early in 2005 in order to implement the scheme.

There are approximately 4 000 qualifying staff that will benefit from the scheme. The total cost of the incentive grant is anticipated to be R26 million pre taxation, split between qualifying sales agents (commission expense – R10 million) and administrative staff (remuneration cost – R16 million). This cost has been accrued for at 31 December 2004.

In light of the incentive grant being committed and the cost accrued by the company at 31 December 2004 it was not considered appropriate to treat the shares held by the share trust and subsidiary as treasury shares for disclosure purposes.

37. Comparatives

Comparative figures have been restated to afford a more meaningful comparison with the current year's figures as follows:

(a) Annual management fees of R228 million (company: R228 million) on investment contracts have been reclassified as service fee income per the revenue definition. In 2003 they were included as a set off against transfer to policyholders' liabilities. This change has no impact on earnings of the group or company.

(b) The income statement format was changed this year to improve disclosure and to reflect the fair value adjustment on investment contracts. In addition, the note to policyholders' liabilities has been split between investment contracts and insurance contracts.

(c) As noted in the statement of changes in shareholders' funds there has been a reallocation within the available-for-sale, other and retained surplus reserves to correct the initial allocation on implementation of AC 133.

Liberty Group Limited

Registration number: 1957/002788/06
JSE code: LGL
ISIN code: ZAE000057360
Issuer code: LIBU

Notice is hereby given that the forty-seventh annual general meeting of members will be held on Monday, 23 May 2005 at 09:00 at the Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg, to transact the following business:

1. To receive and consider the audited financial statements for the year ended 31 December 2004.
2. To approve the remuneration of the chairman of the board of R1 020 000 for the year ending 31 December 2005.
3. To approve the remuneration of the non-executive directors of R75 000 per non-executive director for the year ending 31 December 2005.
4. To approve the remuneration of the chairman of the audit and actuarial committee of R95 000 for the year ending 31 December 2005.
5. To approve the remuneration of the members of the audit and actuarial committee of R50 000 per member for the year ending 31 December 2005.
6. To approve the remuneration of the chairman of the risk committee of R60 000 for the year ending 31 December 2005.
7. To approve the remuneration of the members of the risk committee of R30 000 per member for the year ending 31 December 2005.
8. To approve the remuneration of the chairman of the remuneration committee of R60 000 for the year ending 31 December 2005.
9. To approve the remuneration of the members of the remuneration committee of R30 000 per member for the year ending 31 December 2005.
10. To approve the remuneration of the chairman of the transformation committee of R55 000 for the year ending 31 December 2005.
11. To approve the remuneration of the members of the transformation committee of R30 000 per member for the year ending 31 December 2005.
12. To approve the remuneration of the members of the directors' affairs committee of R15 000 per member for the year ending 31 December 2005.
13. To elect directors in place of Mr D E Cooper, Mr J H Maree, Mr A Romanis and Mr M J Shaw who retire in accordance with the company's articles of association but, being eligible, offer themselves for re-election. Biographies of the directors standing for re-election are provided on page 122 of the annual report for 2004.
14. *To consider and if deemed fit, to pass with or without modification, the following ordinary resolution* number 1:

    "That all the unissued ordinary shares of the company be placed under the control of the directors of the company who be and they are hereby authorised, subject to sections 221 and 222 of the Companies Act, 1973 and the Listings Requirements of the JSE Securities Exchange South Africa (the JSE) (Listings Requirements), to allot and issue such shares in their discretion on such terms and conditions as and when they deem it fit to do so, subject to the aggregate number of ordinary shares to be allotted and issued in terms of this resolution being limited to 10% of the number of ordinary shares in issue at 31 December 2004, in addition to any ordinary shares reserved for the purpose of carrying out the terms of the company's share incentive schemes, particulars of which are set out on page 43 of the annual report for 2004."

15. To consider and if deemed fit, to pass with or without modification, the following ordinary resolution number 2:

"That with the exception of a pro rata rights offer to members and subject to the passing of ordinary resolution number 1, and the Listings Requirements of the JSE Securities Exchange South Africa (Listings Requirements), the directors be given the general authority to issue ordinary shares of 10 cents each for cash as and when suitable situations arise, subject to the following limitations:

(a) that this general authority shall be valid until the company's next annual general meeting or for 15 months from the date of this resolution, whichever occurs first;

(b) that the equity securities, which are the subject of the issue for cash, be of a class already in issue, or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue;

(c) that the equity securities be issued to persons qualifying as public shareholders as defined in the Listings Requirements;

(d) that issues in the aggregate in any one financial year (including the number to be issued in the future as a result of the exercise of options or conversion of convertible securities issued in that same financial year) will not exceed 10% of the number of shares of any class of the company's issued share capital, including instruments which are compulsorily convertible into shares of that class;

(e) that, in determining the price at which an issue of shares will be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price of the shares in question, as determined over the 30 business days to the date that the price of the issue is determined;

(f) that after the company has issued equity securities in terms of an approved general issue for cash representing, on a cumulative basis within a financial year, 5% or more of the number of equity securities in issue prior to that issue, the company shall publish an announcement containing full details of the issue; including:

- the number of securities issued;
- the average discount to the weighted average traded price of the equity securities over the 30 days prior to the date that the price of the issue was determined;
- the effect of the issue on net asset value per share, net tangible asset value per share, earnings per share and headline earnings per share."

The approval of a 75% majority of the votes cast by shareholders present or represented by proxy at this meeting is required for this ordinary resolution number 2 to become effective.

16. To consider and if deemed fit, to pass with or without modification, the following ordinary resolution number 3:

"Resolved as an ordinary resolution that:

(i) the Liberty Life Equity Growth Scheme ("the Scheme"), a copy of which was tabled at the meeting at which this ordinary resolution was proposed and initialled by the Chairman of the meeting for purposes of identification, be and is hereby approved;

(ii) the directors of the company be and are hereby authorised to take all such steps as may be necessary for the establishment and carrying into effect of the Scheme, including the allotment and issue of ordinary shares in the capital of the company on the terms and conditions set out in the Scheme, to participants of the Scheme, including executive directors of the company; and

(iii) notwithstanding the provisions of the Scheme, the award of rights to employees in terms of the Scheme in anticipation of and conditional on the approval of the Scheme (from 1 March 2005 until the date of approval of the Scheme), at an amount equal to the closing price of a Liberty Group Limited ordinary share on the JSE Securities Exchange South Africa on the trading day preceding the day on which the relevant award was made, be and is hereby approved."

A summary of the principal terms of the Scheme is included on page 121 of the annual report for 2004 as Appendix 1 to this notice of annual general meeting. The Scheme document is available for inspection during office hours at the office of the Group Secretary, Third Floor, Liberty Centre, 1 Ameshoff Street, Braamfontein, 2001 from the date of date of issue of the annual report until the date of the annual general meeting.

17. To consider and if deemed fit, to pass the following resolution as special resolution number 1:

"That the directors be authorised to facilitate the acquisition by the company, or a subsidiary of the company, from time to time of the issued shares of the company upon such terms and conditions and in such amounts as the directors of the company may from time to time decide, but subject to the provisions of the Companies Act, 1973, as amended, the Listings Requirements of the JSE Securities Exchange South Africa (the JSE) (Listings Requirements) and the provisions of the Long-term Insurance Act, 1998, which general approval shall endure until the following annual general meeting of the company (whereupon this approval shall lapse unless it is renewed at the aforementioned annual general meeting, provided that it shall not extend beyond fifteen months from the date of registration of this special resolution number 1), it being recorded that the Listings Requirements currently require, *inter alia*, that the company may make a general repurchase of securities only if:

(i) the repurchase of securities is being effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counter party (reported trades are prohibited);

(ii) the company is authorised thereto by its articles of association;

(iii) the company is authorised by shareholders in terms of a special resolution of the company, in general meeting, which authority shall only be valid until the next annual general meeting, provided it shall not extend beyond fifteen months from the date of the resolution;

(iv) the repurchase should not in aggregate in any one financial year exceed 10% of the company's issued share capital, provided that any general repurchase may not exceed 10% of the company's issued share capital in any one financial year;

(v) at any point in time, the company may only appoint one agent to effect any repurchase(s) on the company's behalf;

(vi) the company may only undertake a repurchase of securities if after such repurchase the company still complies with shareholder spread requirements in terms of the Listings Requirements;

(vii) the company or its subsidiary may not repurchase securities during a prohibited period;

(viii) repurchases are not made at a price more than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the repurchase; and

(ix) a paid press announcement containing full details of such acquisition is published as soon as the company has acquired shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the acquisition."

The board of directors are of the opinion that, were the company to enter into a transaction to repurchase shares totalling 10% of the current issued share capital at the maximum price at which repurchase may take place, i.e. a 10% premium above the weighted average of the market value for the securities for the five business days immediately preceding the date of the repurchase, based on the ruling market price of the company's ordinary shares on the JSE at the last practical date prior to the printing of these annual financial statements:

1. the company and the group will be able to pay its debts as they become due in the ordinary course of business;

2. the consolidated assets of the company and the group, fairly valued in accordance with South African Statements of Generally Accepted Accounting Practice, will exceed the consolidated liabilities of the company;

3. the issued share capital of the company and the group will be adequate for the purpose of the business of the company and of its subsidiaries for the foreseeable future; and

4. the working capital available to the company and the group will be sufficient for the Liberty Group's requirements for the foreseeable future.

At the present time the directors have no specific intention with regard to the utilisation of this authority, which will only be used if the circumstances are appropriate.

The reason for and effect of special resolution number 1 is to grant the company a general authority in terms of the Companies Act, 1973, as amended, to facilitate the acquisition of the company's own shares, which general authority shall be valid until the earlier of the next annual general meeting of the company or its variation or revocation of such general authority by special resolution by any subsequent general meeting of the company, provided that the general authority shall not extend beyond 15 months from the date of this general meeting. Such general authority will provide the directors with flexibility to effect a repurchase of the company's shares, should it be in the interest of the company to do so at any time while the general authority is in force.

Directors' responsibility statement

The directors, whose names are given on page 13 of this annual financial report, collectively and individually accept full responsibility for the accuracy of the information given in special resolution number 1 and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that special resolution number 1 contains all information required by the Listings Requirements.

18. To consider and if deemed fit, to pass the following resolution as special resolution number 2:

"That the articles of association of the company be and they are hereby amended as follows:

1. Article 70 is amended by -

   1.1 the insertion of the words "or in any register of beneficial holders which may be maintained by any other person and made available to the company for this purpose" at the end of article 70.3.2;

   1.2 the deletion of the words "in respect of whom an address has not been disclosed to the company and recorded in the company's register of such disclosures" and the substitution therefor of the following words "to whom article 70.3.2 does not apply;" in article 70.4

2. The insertion of a new article 74A:

   "For the purpose of articles 70 to 74, the term "notice" shall include any financial statements or other information to be given to members, beneficial holders or directors."

3. Article 77 is amended by the substitution of the following new article 77:

   "The directors shall cause the required number of copies of the financial statements of the company and if the company has subsidiaries, of the group financial statements of the company and its subsidiaries, together with the reports of the auditors thereon, all as required to be laid before a general meeting, to be sent or made available, in any manner permitted by these articles or the Act, to members at least twenty-one days before the general meeting at which they are to be considered, and also to any recognised stock exchange on which any shares of the company are for the time being listed, in accordance with the requirements of that stock exchange."

The reasons for and effects of special resolution number 2 is to amend the company's articles of association so as to allow the company to make its annual financial statements available in electronic format as permitted by section 302(1) of the Companies Act No 61 of 1973.

For the purpose of considering the special resolutions and in compliance with paragraph 11.26 of the Listings Requirements of the JSE, the information listed below has been included in the Annual Report in which this notice of Annual General Meeting is included, at the places indicated.

General information

- Information relating to the directors of the company can be found on page 13 of the annual report for 2004.
- Information relating to the major shareholders of the company can be found on page 53 of the annual report for 2004.
- There has been no material change in the financial or trading position of the company and its subsidiaries subsequent to the publication of the company's audited preliminary financial statements for the year ended 31 December 2004.
- Information relating to the directors' interest in the company can be found on pages 46 and 47 of the annual report for 2004.
- Information relating to the share capital of the company can be found on page 98 of the annual report for 2004.
- There are no legal or arbitration proceedings which may have, or have had, during the twelve-month-period preceding the date of this notice, a material effect on the financial position of the company and the company is not aware of any such pending or threatened proceedings.

Attendance and voting

- If you hold dematerialised shares with "own name" registration or are the registered holder of certificated shares:

  You may attend the annual general meeting in person.

  Alternatively, you may appoint a proxy to represent you at the annual general meeting by completing the attached form of proxy in accordance with the instructions it contains and returning it to the transfer secretaries to be received **not** later than 24 hours before the time specified for the annual general meeting (excluding Saturdays, Sundays and public holidays).

- If you hold dematerialised shares not with "own name" registration:

  If you wish to vote at the annual general meeting, you should contact your CSDP or broker and furnish them with your voting instructions. You must **not** complete the attached form of proxy.

  If you wish to attend the annual general meeting, you must obtain the necessary letter of authority from your CSDP or broker.

By order of the board

V E Barnard
Company secretary

Johannesburg 1 March 2005

Registered address
Liberty Centre
1 Ameshoff Street
Braamfontein
Johannesburg, 2001

PO Box 10499
Johannesburg
2000

Transfer secretaries
Computershare Investor Services 2004 (Proprietary) Limited
70 Marshall Street, Johannesburg, 2001
P O Box 61051, Marshalltown 2107
Telephone +27 11 370 5000

Appendix I
to the Liberty Group Limited Notice of Annual General Meeting

Summary of the principal terms of the Liberty Life Equity Growth Scheme (the Scheme)

1. As a result of recent developments in the accounting and taxation treatment of employee share incentive schemes, Liberty Group Limited (the company), its subsidiaries and associates (Liberty Life) believe that it is in the interests of stakeholders to introduce a new employee incentive scheme. The Scheme is to be established for employees of the company, its subsidiaries and associates and has a similar effect on shareholders to the current employee incentive scheme.

2. The aggregate number of unissued ordinary shares in the company (the shares) which may be reserved for the Scheme will not exceed 27 659 291, which amounts to 10% of the issued ordinary share capital of the company on 31 December 2004. No employee is entitled to acquire in excess of 2,5% of this number of shares in terms of the Scheme.

3. In terms of the Scheme, the board of directors of the company, acting upon the request of an employer company within Liberty Life, will award rights to participating employees. These rights will have an award price equal to the closing price of a share on the day preceding the award. 50% of the rights awarded will vest (three) 3 years after the date of an award to an employee, 75% of the rights awarded will vest (four) 4 years after the date of the award, and the balance will vest (five) 5 years after that date. The board of directors of the company shall have the power to vary these vesting periods, and the exercise period referred to in paragraph 4 below, and shall also have the power to declare that all rights awarded to employees shall vest in the event of a change of control of the company.

4. After the rights awarded to an employee have vested, that employee would be entitled to exercise his rights. The exercise price in respect of a right would be the closing price of a share on the JSE Securities Exchange South Africa on the trading day immediately prior to the day on which the right is exercised. The benefit due to an employee on exercise of his rights will be calculated by subtracting the award price of those rights from the exercise price of those rights and multiplying the difference by the number of rights which are exercised by the employee.The value of the benefit due to the employee would then be divided by the abovementioned share price in order to obtain the number of ordinary shares to be received by the employee. For the avoidance of doubt, employees are only entitled to receive their benefits in the form of ordinary shares.

5. The rights awarded to employees who leave the employ of the employer company within Liberty Life for any reason whatsoever prior to the rights vesting in accordance with the Scheme will lapse, subject to the discretion of the board of directors of the company.

6. The award of rights does not entitle an employee to any rights in respect of the ordinary shares, until ordinary shares are delivered to the employee pursuant to the calculation of the benefit due to him upon such exercise. In the event of a reorganisation or a transaction that has an effect on the capital of the company, the auditors of the company have the power to adjust the benefits due to an employee in order to ensure that both the employee and the company are not prejudiced. No material aspect of the Scheme may be amended without the approval of the shareholders of the company.

Brief Curriculum Vitae of Retiring Directors

D E Cooper

Age: 64

Appointed to the board: 1999

Educational qualifications: CA(SA)

Directorships: Liberty Group Limited (Chairman), Liberty Holdings Limited (Chairman), Business Unity South Africa (BUSA) (Vice President Corporate), Reunert Limited (Chairman), Standard Bank Group Limited (Chairman), Standard Bank London Limited, The South Africa Foundation (President) and The Standard Bank of South Africa Limited (Chairman).

Member: Remuneration Committee and Directors' Affairs Committee.

J H Maree

Age: 49

Appointed to the board: 1997

Educational qualifications: BCom, MA (Oxon)

Directorships: Liberty Group Limited, Liberty Holdings Limited, International Monetary Conference, Stanbic Africa Holdings Limited, Standard Bank Group Limited (Chief Executive), Standard Bank London Limited (Chairman), Standard International Holdings S.A., and The Standard Bank of South Africa Limited (Chief Executive).

Member: Group Transformation Committee.

A Romanis

Age: 65

Appointed to the board: 1986

Educational qualifications: CA

Directorships: Liberty Group Limited, Liberty Holdings Limited, AIG Life South Africa Limited, and STANLIB Limited.

Member: Group Audit and Actuarial Committee and Group Risk Management Committee.

M J Shaw

Age: 66

Appointed to the board: 2002.

Educational qualifications: CA(SA)

Directorships: Liberty Group Limited, Liberty Holdings Limited, Illovo Sugar Limited, JD Group Limited, Murray & Roberts Holdings Limited, Pretoria Portland Cement Company Limited, Reunert Limited, Standard Bank Group Limited and The Standard Bank of South Africa Limited.

Member: Group Audit and Actuarial Committee, Group Risk Management Committee and Remuneration Committee.

Shareholders' Diary

Financial year end	31 December
Annual general meeting	23 May 2005
Announcements	
Half-year results for 2005	11 August 2005
Full-year results for 2005	1 March 2006
Annual report for 2005	31 March 2006
Ordinary dividends	
Interim – 2005	
– announcement	11 August 2005
– payable	12 September 2005
Final – 2005	
– announcement	1 March 2006
– payable	3 April 2006

Proxy Form

Liberty Group Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1957/002788/06)
(JSE Code: LGL)
(ISIN Code: ZAE000057360)
(Issuer Code: LIBU)

To be completed by certificated shareholders and dematerialised shareholders with "own name" registration.

Forty-seventh annual general meeting to be held on Monday, 23 May 2005 at 09:00 at the Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg

I/We ____________________

(Please print)

of ____________________

being a member/s of the company and being the registered owner/s of ____________________

ordinary shares in the company hereby appoint ____________________

____________________ or failing him

the chairman of the meeting to vote for me/us and on my/our behalf at the annual general meeting of the company to be held on Monday, 23 May 2005 and at any adjournment thereof and to speak and act for me/us and, on a poll, vote on my/our behalf.

My/Our proxy shall vote as follows:

	In favour of	Against	Abstain
Adoption of financial statements			
Remuneration of the chairman of the board			
Remuneration of the non-executive directors			
Remuneration of the chairman of the audit and actuarial committee			
Remuneration of the members of the audit and actuarial committee			
Remuneration of the chairman of the risk committee			
Remuneration of the members of the risk committee			
Remuneration of the chairman of the remuneration committee			
Remuneration of the members of the remuneration committee			
Remuneration of the chairman of the transformation committee			
Remuneration of the members of the transformation committee			
Remuneration of the members of the directors' affairs committee			
Election of directors:			
D E Cooper			
J H Maree			
A Romanis			
M J Shaw			
Ordinary resolution No 1: Placing unissued shares under the control of the directors			
Ordinary resolution No 2: Authority to issue shares for cash			
Ordinary resolution No 3: Approval of the Liberty Life Equity Growth Scheme			
Special resolution No 1: Authority to repurchase the company's shares			
Special resolution No 2: Amendment of the company's articles of association			

Indicate with a cross how you wish your votes to be cast. If you do not do so, the proxy may vote or abstain at his discretion.

Dated this ____________ day of ____________ 2005

Signature ____________________

Notes to Proxy

1. Proxies must be lodged at the company's transfer office, Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg, (PO Box 61051, Marshalltown, 2107), so as to be received by not later than 24 hours before the time specified for the aforementioned annual general meeting (excluding Saturdays, Sundays and public holidays).

2. **All beneficial holders who have dematerialised their shares through a Central Securities Depository Participant (CSDP) or broker, other than those in "own name", must provide the CSDP or broker with their voting instruction. Alternatively, should they wish to attend the meeting in person, they may request the CSDP or broker to provide them with a letter of representation in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker.**

3. A member may appoint one or more persons of his own choice as his proxy/ies by inserting the name/s of such proxy/ies in the space provided and any such proxy need not be a member of the company. Should this space be left blank, the proxy will be exercised by the chairman of the meeting.

4. If a member does not indicate on this instrument that his proxy is to vote in favour of or against any resolution or resolutions or to abstain from voting, or gives contradictory instructions, or should any further resolution/s or any amendment/s which may be properly put before the annual general meeting be proposed, the proxy shall be entitled to vote as he thinks fit.

5. Unless the above section is completed for a lesser number of shares, this proxy shall apply to all the ordinary shares registered in the name of the member/s at the date of the annual general meeting or any adjournment thereof.

6. Companies and other corporate bodies are advised to appoint a representative in terms of section 188 of the Companies Act, 1973, for which purpose a duly certified copy of the resolution appointing such a representative should be lodged with the company, as set out in 1 above.

7. The authority of the person signing a proxy form under a power of attorney must be attached hereto unless that power of attorney has already been recorded by the company.

8. Any alterations made in this form of proxy must be initialled.

Capital adequacy cover

The capital adequacy cover is the ratio of shareholders' funds to the capital adequacy requirement. Refer pages 63 and 64 for further details.

Market related business

Policies under which benefits are determined by reference to the market performance of certain specified categories of investments selected by policyholders.

Non-profit business

Policies which do not participate in surplus with the benefit expressed as a fixed sum at the end of the term or earlier death, or as an annuity of predetermined amount.

Reversionary bonus business

Policies participating in surplus in the form of bonuses payable together with the sum insured at the end of the term or earlier death.

Smooth bonus business

Policies participating in surplus on a basis where the full effect of exceptionally good or bad performance is not reflected immediately in bonuses declared, but is smoothed over time.

Embedded value

A determination of the economic value of a life insurance company excluding any value which may be attributed to future new business. Refer page 66 for further details.

Embedded value profits

The embedded value profits are the increase in the embedded value over the year increased by any dividends declared and capital reductions during the year and decreased by any capital raised during the year.

Return on embedded value (ROEV)

ROEV is the ratio of embedded value profits to the embedded value at the beginning of the year.

Value of life business in force

The discounted value of the projected stream of future after-taxation profits for existing business in force at the valuation date.

Value of new business written

The present value, at the time of sale, of the projected stream of after-taxation profits from that business.

Revenue earnings attributable to shareholders' funds

Earnings excluding goodwill amortisation, secondary tax on companies relating to capital reduction, preference dividend in subsidiary and realised and unrealised surpluses or deficits arising on the investment of shareholders' funds.

Management expense ratio

Expresses management expenses of life insurance operations as a percentage of net premium income.

Development costs

Marketing costs of the company, including the development and training of head office and field staff.

Employee costs

Costs associated with the employment of staff.

Office costs

Costs associated with the accommodation and maintenance of offices as well as administrative and corporate overheads.

New business costs

Costs incurred in marketing, selling and establishing records for new policy contracts.

New business index

The new business index is an internationally accepted measure which is calculated as the sum of new business annualised recurring premiums plus 10% of new single premiums for the year.

Chief Financial Officer
Deon de Klerk
Tel: (011) 408 2572
deon.deklerk@liberty.co.za

Investor Relations
Stewart Rider
Tel: (011) 408 3260
stewart.rider@liberty.co.za

Statutory Actuary
Andrew Lonmon-Davis
Tel: (011) 408 3415
andrew.lonmondavis@liberty.co.za

Company Secretary
Vincent Barnard
Tel: (011) 408 4014
vincent.barnard@liberty.co.za

Customer Call Centre
Tel: 0860 456 789

Head Office and Registered Address
Liberty Centre, 1 Ameshoff Street, Braamfontein,
Johannesburg, 2001
Postal Address: PO Box 10499, Johannesburg, 2000
Tel: (011) 408 3911

Sponsored ADR Depository Bank
The Bank of New York, 101 Barclay Street, New York NY 10286
United States of America
Tel: (212) 815 2154

Transfer Secretaries
Computershare Investor Services 2004 (Pty) Limited
(Reg No. 2004/003647/07)
70 Marshall Street, Johannesburg, 2000
Tel: (011) 370 5000

Auditors
PricewaterhouseCoopers Inc.,
2 Eglin Road, Sunninghill, 2157
Postal Address: Private Bag X36,
Sunninghill, 2157
Tel: (011) 797 4000

Website www.liberty.co.za







Liberty Group Executive Team

Liberty Group Properties
Managing Director: Roger Corlett
Executives: Eric Bernstein, John Dacombe, Melville Urdang and Caswell Rampheri

Liberty Active (Previously Charter Life)
Managing Director: Bobby Malabie
Divisional Directors: Max Moyo, Joe van Niekerk and Frank Schutte

Liberty Foundation
Executive Director: Hylton Appelbaum

STANLIB
Chairman: Saki Macozoma
Chief Executive Officer: Bruce Hemphill
Executives: Alan Miller, Ian van Schoor and André du Plessis

Liberty Ermitage Jersey
Chief Executive: Ian Cadby
Executives: Mark Hucker and Andrew Whelan

Liberty Personal Benefits (LPB)
Managing Director: Martin Smale
Divisional Directors: Kimi Makwetu, Peter Thompson, Nobert Mureriwa, Ken Manley, Stephen Maasch and Stuart Wenman

Liberty Corporate Benefits (LCB)
Managing Director: Ian Maron
Divisional Directors: Annette Dye, Patrick Mayne, Alan McCulloch, Richard van Dijk, Linda Schroeder and Tebogo Mosupi

Chief Executive's office
Chief Executive: Myles Ruck
Executive: Rex Tomlinson

Group Customer Service
Managing Director: Alan Woolfson

Group Product Development
Divisional Director: Chris de Klerk









Africa Initiative
Divisional Director: Jonny Bagg

Group Information Management
Chief Information Officer: Lee Izikowitz
Divisional Directors: Ian Cleminson, Hamid Essop, Derek Gowans and Graham Hunter

Group Communications
Divisional Director: Heather Ferreira

Brand Management
Executive: Mohale Ralebitso

Group Finance
Chief Financial Officer: Deon de Klerk
Executive: Stewart Rider
Divisional Directors: John Sturgeon, Jeff Hubbard, Christo Landman and Jaco Venter
Group Secretary: Vincent Barnard

Group Human Resources
Executive: Audrey Mothupi
Divisional Director: Alistair Souter

Group Legal Services
Divisional Director: Leanne Dewey

Group Actuarial
Statutory Actuary: Andrew Lonmon-Davis
Divisional Directors: Paul Lancaster and David Jewell

Consultancy
Managing Director: Mike Garbutt
Divisional Directors: Johan Coetzer, Andrew Jacobs, Otto Pretorius, Francis Raffner and James Skuse

Group Risk
Risk Executive: Mark Alexander
Divisional Director: Craig Pilgrim



LIBERTY
LIFE

www.liberty.co.za

motiv
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